     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 23, 2000

                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                           SIERRA WELL SERVICE, INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                          1389                         75-2441819
(State or other jurisdiction of  (Primary Standard Industrial          (I.R.S. Employer
incorporation or organization)    Classification Code Number)         Identification No.)

                              406 NORTH BIG SPRING
                              MIDLAND, TEXAS 79701
                                 (915) 570-0829
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               KENNETH V. HUSEMAN
                                   PRESIDENT
                              406 NORTH BIG SPRING
                              MIDLAND, TEXAS 79701
                                 (915) 570-0829
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

            ANDREWS & KURTH L.L.P.                         VINSON & ELKINS L.L.P.
            600 TRAVIS, SUITE 4200                         2300 FIRST CITY TOWER
             HOUSTON, TEXAS 77002                               1001 FANNIN
                (713) 220-4200                              HOUSTON, TEXAS 77002
            ATTN: ROBERT V. JEWELL                             (713) 758-2222
                                                           ATTN: JEFFERY B. FLOYD

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                             ---------------------

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------
                                                             PROPOSED MAXIMUM
           TITLE OF EACH CLASS OF SECURITIES                AGGREGATE OFFERING          AMOUNT OF
                    TO BE REGISTERED                           PRICE(1)(2)           REGISTRATION FEE
--------------------------------------------------------------------------------------------------------
Common Stock(3).........................................       $60,375,000               $15,939
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------

(1) Includes common stock issuable upon exercise of the underwriters' over-allotment option.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

(3) Includes preferred share purchase rights associated with the common stock.
                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 [INSIDE COVER]

            [PICTURES OF WELL SERVICING RIGS, FLUID SERVICE TRUCKS]

       THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. SIERRA MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                    SUBJECT TO COMPLETION -- MARCH 23, 2000

PROSPECTUS
--------------------------------------------------------------------------------


                                                Shares
[LOGO]                                 SIERRA WELL SERVICE, INC.
                                             Common Stock

--------------------------------------------------------------------------------

Sierra Well Service, Inc. is offering             shares of its common stock in
an initial public offering. Prior to this offering, there has been no public market for Sierra's common stock.

Sierra provides a range of well site services to oil and gas drilling and production companies through its fleet of well servicing rigs and fluid services equipment. Sierra operates the third largest fleet of well servicing rigs in the United States.

It is anticipated that the public offering price will be between $      and
$      per share. Application will be made to include the shares of Sierra for quotation in the Nasdaq National Market under the symbol "SRVC".

                                                         Per Share        Total
Public offering price.................................  $              $
Underwriting discounts and commissions................  $              $
Proceeds, before expenses, to Sierra..................  $              $

SEE "RISK FACTORS" ON PAGES 7 TO 11 FOR FACTORS THAT SHOULD BE CONSIDERED BEFORE INVESTING IN THE SHARES OF SIERRA.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------

The underwriters may, under certain circumstances, purchase up to additional shares from Sierra at the public offering price, less underwriting discounts and commissions. Delivery and payment for the shares will be on
            , 2000.

PRUDENTIAL SECURITIES
                            JOHNSON RICE & COMPANY L.L.C.
                                                  SIMMONS & COMPANY
                                                                   INTERNATIONAL

            , 2000

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    1
Risk Factors..........................    7
Forward-Looking Statements............   11
The Company...........................   12
Use of Proceeds.......................   14
Dividend Policy.......................   14
Dilution..............................   15
Capitalization........................   16
Selected Consolidated Financial
  Data................................   17
Industry Overview.....................   18
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   21
Business..............................   29

                                        PAGE
                                        ----
Management............................   38
Certain Relationships and Related
  Party Transactions..................   42
Principal Stockholders................   43
Description of Capital Stock..........   45
Shares Eligible for Future Sale.......   49
Underwriting..........................   51
Legal Matters.........................   52
Experts...............................   52
Available Information.................   53
Index to Consolidated Financial
  Statements..........................  F-1
Appendix A -- Glossary of Terms.......  A-1

--------------------------------------------------------------------------------

     If you are not familiar with some of the oil and gas industry terms used in this prospectus, please read our Glossary of Terms included as Appendix A to this prospectus.

--------------------------------------------------------------------------------

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that investors should consider before investing in the common stock of Sierra. All numbers of shares and per share amounts assume a 445-for-1 stock split to be effective immediately prior to this offering. You should read the entire prospectus carefully.

                                     SIERRA

     We provide a range of well site services to oil and gas drilling and producing companies through our fleet of well servicing rigs and fluid service trucks and related equipment. These services include well maintenance, workover and fluid handling services, which are fundamental to the drilling and production of a well throughout its life cycle. We believe we have the third largest fleet of well servicing rigs in the United States, with 141 well servicing rigs, including rigs we will acquire upon completion of this offering. Our operations are concentrated in the major United States oil and gas producing regions of Texas, New Mexico, Oklahoma and Louisiana.

     We have actively participated in the consolidation of the fragmented well service industry by acquiring smaller regional competitors. Between January 1996 and April 1998, we acquired businesses and equipment in 16 separate transactions, increasing our revenues from $4.4 million in 1995 to $37.3 million in 1999. Upon completion of this offering we will acquire five additional businesses and the stock of a sixth corporation with four inactive rigs.

     Our business is substantially influenced by prevailing oil and gas prices. As oil and gas prices fell in late 1997 through early 1999, our activity levels also declined. Our activity levels have recently improved from the low levels experienced in early 1999, as oil and gas prices have improved. For instance, the utilization rate of our well servicing rigs increased from a three year low of 49% in the first quarter of 1999, when the price of oil was below $10 per barrel, to 88% in February 2000, as the price of oil exceeded $30 per barrel. Despite the recovery during 1999, our EBITDA or earnings before net interest expense, income taxes, depreciation and amortization, decreased from $4.1 million in 1998 to $2.1 million in 1999. As a result of improving industry conditions, our EBITDA has increased from $386,000 in the first quarter of 1999 to $ million in the first quarter of 2000. We believe that even in a moderate oil and gas price environment, demand for our services will continue to escalate as oil and gas producers return to their historical levels of well maintenance activity and capital spending.

                                    INDUSTRY

     Following several years of growth, the well service industry endured a substantial decrease in activity during the period from late 1997 through early 1999. With the recovery of oil and gas prices, oilfield spending began to accelerate during the second half of 1999. These trends are evidenced by the changes in the well servicing rig utilization rate as reported by Guiberson, a division of Halliburton, which declined from a peak of 77% in July 1997 to a low of 50% in February 1999 and has since increased to a rate of 68% in January 2000.

     The well servicing business has historically been comprised of a large number of small local companies, several multi-regional contractors and even fewer large national companies. Since 1990 and particularly during 1996 and 1997, the industry has substantially consolidated. Two national companies currently own a combined 2,123 rigs or 57% of the industry's fleet. Although not as large as these companies, our fleet of 141 rigs is substantially larger than our other competitors in the well servicing business. We believe that no other company currently owns more than 50 rigs.

     The fluid services business is comprised of small, locally focused companies, with a few larger regional companies in each market. There are currently no companies that have a dominant position on a nationwide basis. We believe that drilling activity drives the demand for our fluid services. The Baker

Hughes Domestic Land Drilling Rig Count declined from 881 rigs in September 1997 to 380 rigs in April 1999 and has since increased to 630 rigs in February 2000.

                             OUR BUSINESS SEGMENTS

     During 1999, our well servicing segment and fluid services segment represented approximately 66% and 34% of our revenues, respectively. The services in each of these segments are used throughout the life cycle of oil and gas wells.

     Our well servicing business is performed with well servicing rigs. A well servicing rig facilitates most procedures performed on existing oil and gas wells and is used to hoist equipment and tools into and out of the well bore in connection with:

        - new well completions;
        - well maintenance;
        - workovers, including horizontal re-completions; and
        - plugging and abandonment services.

     Our fluid services business includes an integrated mix of liquids handling services:

        - fresh water and brine water sales from company-owned wells;
        - fluid transportation to and from drilling and workover locations;
        - fluid storage tank rentals;
        - produced salt water transportation for disposal; and
        - oilfield fluid disposal well operation.

BUSINESS STRATEGY

     We believe we have become a leader in our markets by establishing a reputation for high quality equipment and well-trained crews that operate within stringent safety guidelines. Our business strategy is designed to take advantage of those strengths and capture growth opportunities within the well service industry.

     PROVIDE COMPLEMENTARY WELL SITE SERVICES. Our ability to provide complementary services allows our customers to use fewer service providers, reducing our customers' administrative costs and simplifying their logistics. A customer typically begins a new maintenance or workover project by securing access to a well servicing rig. As a result, our rigs are often the first equipment to arrive at the well site for a job and the last to leave. A project may then lead to the need for fluid handling or other services. In addition to the convenience provided to the customer, our complementary well site services give us a competitive advantage over companies that offer fewer services. The additional services allow us to generate more business from existing customers, increase our operating margins and allocate our overhead costs over a larger revenue base.

     GROW THROUGH SELECTIVE ACQUISITIONS. We intend to expand our existing businesses and add new services through the acquisition of additional well service companies and equipment. Numerous acquisition candidates exist, and we believe we are well positioned to take advantage of these opportunities. We intend to pursue our acquisition strategy while maintaining a conservative capital structure. We seek to acquire businesses with strong customer relationships, well-maintained equipment and experienced and skilled personnel. Our objectives for this acquisition strategy are:

     - to improve profitability by increasing the breadth of services we offer at the well site;
     - to minimize operating and administrative costs;
     - to deploy equipment more efficiently;
     - to increase our marketing effectiveness; and
     - to achieve market leadership in our core areas.

     FOCUS ON AREAS OF HIGHEST CONCENTRATION OF ONSHORE DOMESTIC OIL AND GAS PRODUCTION. Onshore oil and gas production in the United States is highly concentrated in Texas, New Mexico, Oklahoma and Louisiana. In 1998, these states accounted for over 58% and 71% of United States onshore oil and gas production, respectively, excluding Alaska. We believe that each of our operating regions provides us with significant opportunities for internal growth, diversification of services and growth through acquisitions due to the following attributes:

     - densely drilled reservoirs, providing a large market for our maintenance services;
     - further development potential, requiring additional capital spending by our customers; and
     - proximity to one another, allowing for efficient deployment of our assets.

     OPERATE AND MARKET THROUGH LOCAL MANAGEMENT. We believe that our decentralized operating management is consistent with the regional nature of the well service industry. Well service purchase decisions are typically made on a local level. Because our managers live and work in these areas and are directly responsible for all aspects of their area's performance, we believe our organization is more responsive to our customers' needs than our competitors with more centralized operations. Moreover, we believe that the autonomy offered by our local management strategy is attractive to potential sellers of well service companies and their employees who may consider joining our management team. Our decentralized operations are supported by our corporate office in Midland, Texas, which monitors operating performance on a daily basis and provides risk management and financial controls.

RECENT ACQUISITIONS

     During the last quarter of 1999 and the first quarter of 2000, we entered into definitive agreements, all of which are contingent upon the consummation of this offering, to acquire five local well service businesses and the stock of a sixth corporation with four inactive rigs. In these acquisitions, we have agreed to pay an aggregate of approximately $14.5 million in cash, as adjusted for the net financial assets of the acquired businesses at the closing of this offering, and $4.3 million in notes or warrants that are convertible or exchangeable into shares of our common stock valued at the initial public offering price, for an aggregate purchase price of $18.8 million. These acquisitions will add 50 well servicing rigs, 51 fluid service trucks, six support trucks, 38 fluid storage tanks, three salt water disposal wells and two fresh and brine water stations to our business.

HOW TO CONTACT SIERRA

     Our principal executive offices are located at 406 North Big Spring, Midland, Texas 79701, and our telephone number is (915) 570-0829.

                                  THE OFFERING

Shares offered by Sierra(1).............                 shares

Total shares outstanding after this
offering(1)(2)(3).......................                 shares

Use of proceeds.........................     We will use the net proceeds from
                                             the offering:

                                             - to pay the cash portion of the
                                               purchase price of pending
                                               acquisitions;

                                             - to repay the principal plus
                                               accrued interest of our
                                               Subordinated Notes due 2004;

                                             - to redeem our Series A Cumulative
                                               Preferred Stock plus accrued
                                               dividends to the date of
                                               redemption; and

                                             - to pay remaining expenses in
                                               connection with the foregoing and
                                               for general corporate purposes.

Proposed Nasdaq National Market
symbol..................................     SRVC
---------------

(1) Does not include up to             shares of common stock that the
    underwriters may purchase if they exercise their over-allotment option.

(2) Includes        shares that will be issued upon conversion of the Series B
    Convertible Preferred Stock.

(3) Includes and assumes the issuance of an estimated      shares of common
    stock (based on an assumed initial offering price of $     per share) that
    may be issued upon conversion of notes or warrants issuable in connection with acquisitions that are contingent on the closing of this offering.

                                  RISK FACTORS

     You should consider the risk factors before investing in our common stock and the impact from various events that could adversely affect our business.

             SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

     The following sets forth our summary historical and pro forma financial and operating data for the periods indicated. The pro forma income statements and other financial data give effect to this offering and five acquisitions that will be completed with the net proceeds from this offering as if they had occurred on January 1, 1999. The pro forma consolidated balance sheet data gives effect to these five acquisitions and to this offering as if each had been completed on December 31, 1999. The acquisition of Harrison Well Service, Inc. has been excluded from the pro forma data because that business is inactive. The pro forma income statement and other financial data set forth below are not necessarily indicative of the results that actually would have been achieved had these transactions been completed as of January 1, 1999, or that may be achieved in the future. This table is derived from, should be read in conjunction with, and is qualified in its entirety by reference to our historical and pro forma financial statements and the accompanying notes included elsewhere in this prospectus. The amounts in the table below, other than per share data, are in thousands.

                                                                                     PRO FORMA
                                                                                        YEAR
                                                       YEAR ENDED DECEMBER 31,         ENDED
                                                    -----------------------------   DECEMBER 31,
                                                     1997       1998       1999         1999
                                                    -------   --------   --------   ------------
INCOME STATEMENT DATA:
  Well servicing..................................  $20,920   $ 26,687   $ 24,453     $ 33,206
  Fluid services..................................    5,214     18,632     12,878       19,925
                                                    -------   --------   --------     --------
Total revenues....................................   26,134     45,319     37,331       53,131
Costs and expenses:
  Well servicing..................................   16,534     21,640     20,164       25,557
  Fluid services..................................    3,469     13,009      9,613       14,812
  General and administrative......................    2,785      5,471      5,229        8,537
  Depreciation and amortization...................    2,931      8,624      6,747        8,670
  Impairment of long lived assets.................       --     22,671         --           --
                                                    -------   --------   --------     --------
Operating income (loss)...........................      415    (26,096)    (4,422)      (4,445)
Net interest expense..............................   (1,423)    (6,903)    (5,965)      (3,905)
Loss on sale of assets............................      (30)       (93)      (301)        (104)
Other (income) expense............................       11       (974)        45           75
                                                    -------   --------   --------     --------
Loss before income taxes..........................   (1,027)   (34,066)   (10,643)      (8,379)
Deferred income tax benefit (expense).............      230      5,770     (2,328)      (3,029)
                                                    -------   --------   --------     --------
Net loss..........................................  $  (797)  $(28,296)  $(12,971)    $(11,408)
                                                    =======   ========   ========     ========
Loss per share....................................  $ (0.65)  $ (14.55)  $  (6.78)
OTHER FINANCIAL DATA:
EBITDA(1).........................................  $ 3,327   $  4,132   $  2,069     $  4,196
Capital expenditures:
  Acquisitions, net of cash acquired..............   56,076      1,800         --
  Property and equipment, net.....................    6,499      2,126      1,077

                                                              AT DECEMBER 31, 1999
                                                              --------------------
                                                                            PRO
                                                               ACTUAL      FORMA
                                                              ---------   --------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $  1,062    $ 3,438
Working capital.............................................     1,675      6,276
Net property and equipment..................................    31,186     44,998
Total assets................................................    46,861     73,883
Total long-term debt........................................    50,371     28,051
Total stockholders' equity (deficit)........................   (13,030)    31,319

---------------

(1) EBITDA means net income before net interest expense, income taxes, depreciation and amortization, and impairment charges. EBITDA should not be considered as an alternative to net income, income (loss) before income taxes, cash flows from operating activities or any other measure of financial performance presented in accordance with generally accepted accounting principles. EBITDA is not intended to represent cash flow.

                             SUMMARY OPERATING DATA

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
WELL SERVICING
Weighted average number of rigs.............................      51.2       87.6       89.7
Billed rig hours(1).........................................   133,716    174,200    168,927
Rig utilization rate(2).....................................      90.7%      69.1%      65.4%
Revenue per rig hour........................................   $156.45    $153.20    $144.76
Operating margin per rig hour...............................    $32.80     $28.97     $25.39
Operating margin............................................      21.0%      18.9%      17.5%

FLUID SERVICES
Weighted average number of fluid service trucks(3)..........      21.8      103.8       97.7
Revenue per fluid service truck per quarter:
  Transportation and disposal...............................   $41,573    $31,516    $26,183
  Fluid storage tank rentals................................     7,341      4,606      2,519
  Fluid sales and other.....................................    10,803      8,773      4,259
                                                              --------   --------   --------
     Total..................................................   $59,718    $44,896    $32,961
Operating margin per fluid service truck per quarter........   $19,978    $13,550     $8,356
Operating margin............................................      33.5%      30.2%      25.4%

---------------

(1) We charge our customers on an hourly basis. This data reflects actual billed hours.

(2) Full utilization is based on a 55-hour work week per rig.

(3) Fluid services trucks includes vacuum, transport, hot oil and kill trucks but excludes support trucks.

                                  RISK FACTORS

     Investing in our common stock will provide you with equity ownership in Sierra. As a Sierra stockholder, you will be subject to the risks inherent in our business. The performance of your shares will reflect the performance of our business relative to, among other things, competition, market conditions and general economic and industry conditions. You should carefully consider the following factors in addition to the other information in this prospectus before deciding to invest in shares of our common stock.

     RISKS RELATED TO OUR BUSINESS

     A DECLINE IN OR SUBSTANTIAL VOLATILITY OF OIL AND GAS PRICES COULD ADVERSELY AFFECT THE DEMAND FOR OUR SERVICES.

     Prices for oil and gas historically have been extremely volatile and are expected to continue to be volatile. For example, oil prices fell to approximately $10 per barrel in early 1999 and have recently exceeded $30 per barrel. Price volatility affects the spending patterns of our customers and the ability of oil and gas companies to raise capital. Current levels of oil and gas activities may decline, resulting in decreased demand for our services. A decline in oil or gas prices below historic levels or a reduction in drilling activities could materially adversely affect the demand for our services and our results of operations.

     OUR BUSINESS DEPENDS ON THE OIL AND GAS INDUSTRY. CONDITIONS IN OUR MARKETS MAY BE ADVERSELY AFFECTED BY INDUSTRY CONDITIONS THAT ARE BEYOND OUR CONTROL.

     Industry conditions are influenced by numerous factors over which we have no control, such as the supply of and demand for oil and gas, domestic and worldwide economic conditions, political instability in oil producing countries and merger and divestiture activity among oil and gas producers. The volatility of the oil and gas industry and the consequent impact on exploration activity could adversely impact the level of drilling and workover activity by some of our customers. This reduction may cause a decline in the demand for our services or adversely affect the price of our services. In addition, the discovery rate of new oil and gas reserves in our market areas may also have an impact on our business, even in an environment of stronger oil and gas prices. We cannot predict either the future level of demand for our services or future conditions of the well service industry.

     WE EXPERIENCED OPERATING LOSSES IN 1998 AND 1999, AND THIS TREND MAY CONTINUE.

     We suffered operating losses of $26.1 million and $4.4 million in 1998 and 1999, respectively, largely because of the decline in activity by oil and gas drilling and producing companies caused in response to lower oil and gas prices. Operating losses in 1998 included a $22.7 million write-down principally in the value of assets used in our fluid services business as conditions in the industry weakened. The volatility underlying the oil and gas industry prevents us from accurately predicting future operating conditions and results, and we could continue to have losses.

     WE MAY NOT BE ABLE TO GROW SUCCESSFULLY THROUGH FUTURE ACQUISITIONS OR SUCCESSFULLY MANAGE FUTURE GROWTH, AND WE MAY NOT BE ABLE TO EFFECTIVELY INTEGRATE THE BUSINESSES WE DO ACQUIRE.

     Our business strategy includes growth through the acquisition of other businesses. We may not be able to continue to identify attractive acquisition opportunities or successfully acquire identified targets. In addition, we may not be successful in integrating our current or future acquisitions into our existing operations. This integration may result in unforeseen operational difficulties or require a disproportionate amount of our management's attention. Furthermore, competition for acquisition opportunities may escalate, increasing our cost of making further acquisitions or causing us to refrain from making additional acquisitions.

     WE MAY REQUIRE ADDITIONAL CAPITAL IN THE FUTURE, WHICH MAY NOT BE AVAILABLE TO US.

     We may need to raise additional funds through public or private debt or equity financing. Adequate funds may not be available when needed or may not be available on favorable terms. If we raise additional funds by issuing equity securities, dilution to existing stockholders may result. If funding is insufficient at any time in the future, we may be unable to fund acquisitions, take advantage of business opportunities or respond to competitive pressures, any of which could harm our business. Our future capital requirements primarily depend upon the occurrence, timing, size and success of any acquisition.

     COMPETITION WITHIN THE WELL SERVICE INDUSTRY MAY ADVERSELY AFFECT OUR ABILITY TO MARKET OUR SERVICES.

     The well service industry is highly competitive and fragmented and includes numerous small companies capable of competing effectively on a local basis as well as several large companies, such as Key Energy Services, Inc. and Pool Well Services Co., that possess substantially greater financial and other resources than we do. These greater resources could allow those competitors to compete more effectively than we can. The number of rigs available continues to exceed demand, resulting in active price competition. Many contracts are awarded on a bid basis, which further increases competition based on price.

     WE HAVE EXPERIENCED A HIGH EMPLOYEE TURNOVER RATE IN THE PAST. ANY DIFFICULTY WE EXPERIENCE REPLACING OR ADDING WORKERS COULD ADVERSELY AFFECT OUR BUSINESS.

     We may not be able to find enough skilled workers to meet our needs. Our business activity historically decreases or increases with the price of oil and gas. Beginning in the last quarter of 1997, the price of oil and gas fell to very low levels. In turn, our business activity levels declined. We were unable to maintain our current employment level and an industry-wide downsizing caused oilfield workers to look for and secure work in other industries and locations. With the return of higher oil and gas prices, our activity level has increased. Although we have been able to procure workers to meet our current needs, as a result of the employment migration away from our industry, we may have problems finding enough skilled and unskilled laborers in the future, which could limit our growth.

     With a reduced pool of workers, it is possible that we will have to raise wage rates to attract workers from other fields and to retain or expand our current work force. If we are not able to increase our service rates to our customers to compensate for wage rate increases, this could diminish our profitability.

     Other factors may also inhibit our ability to find enough workers to meet our employment needs. Our services require skilled workers who can perform physically demanding work. As a result of the volatility of the industry and the demanding nature of the work, workers may choose to pursue employment in fields that offer a more desirable work environment at wage rates that are competitive with ours. We believe that our success is dependent upon our ability to continue to employ and retain skilled technical personnel. Our inability to employ or retain skilled technical personnel generally could have a material adverse effect on our operations.

     OUR SUCCESS DEPENDS ON KEY MEMBERS OF OUR MANAGEMENT, THE LOSS OF WHOM COULD DISRUPT OUR BUSINESS OPERATIONS.

     We depend to a large extent on the services of some of our executive officers and directors. The loss of the services of any of Kenneth V. Huseman, Dub W. Harrison or Charles W. Swift could disrupt our operations. We have entered into employment agreements with Messrs. Huseman, Harrison and Swift that contain non-compete provisions. Notwithstanding these agreements, we may not be able to retain our executive officers and may not be able to enforce the non-compete provisions in the employment agreements. We maintain key person life insurance on the life of Mr. Huseman; nevertheless, the death or disability of Mr. Huseman may still adversely affect our operations, and the proceeds from the insurance policy may not be sufficient to cover our losses.

     OUR OPERATIONS ARE SUBJECT TO INHERENT RISKS THAT ARE BEYOND OUR CONTROL, AND THESE RISKS MAY NOT BE FULLY COVERED UNDER OUR INSURANCE POLICIES.

     Our operations are subject to hazards inherent in the oil and gas industry, such as accidents, blowouts, explosions, craterings, fires and oil spills. These conditions can cause:

     - personal injury or loss of life;

     - damage to or destruction of property, equipment and the environment; and

     - suspension of operations.

     In addition, claims for loss of oil and gas production and damage to formations can occur in the well service industry. Litigation arising from a catastrophic occurrence at a location where our equipment and services are being used may result in us being named as a defendant in lawsuits asserting large claims.

     We maintain insurance coverage that we believe to be customary in the industry against these hazards. However, we may not be able to maintain adequate insurance in the future at rates we consider reasonable. In addition, our insurance is subject to coverage limits and some policies exclude coverage for damages resulting from environmental contamination. The occurrence of a significant event or adverse claim in excess of the insurance coverage that we maintain or that is not covered by insurance could have a materially adverse effect on our financial condition and results of operations.

     WE ARE SUBJECT TO FEDERAL, STATE AND LOCAL REGULATION REGARDING ISSUES OF HEALTH, SAFETY AND PROTECTION OF THE ENVIRONMENT. UNDER THESE REGULATIONS, WE MAY BECOME LIABLE FOR PENALTIES, DAMAGES OR COSTS OF REMEDIATION. ANY CHANGES IN LAWS AND GOVERNMENT REGULATIONS COULD INCREASE OUR COSTS OF DOING BUSINESS.

     Our operations are subject to federal, state and local laws and regulations relating to protection of natural resources and the environment, health and safety, waste management, and transportation of waste and other materials. Our fluid services segment includes disposal operations into injection wells that pose some risks of environmental liability. Although we monitor the injection well process, leakage from the wells to surface or subsurface soils, surface water or groundwater could occur. Liability under these laws and regulations could result in cancellation of well operations, fines and penalties, expenditures for remediation, and liability for property damages and personal injuries. Sanctions for noncompliance with applicable environmental laws and regulations also may include assessment of administrative, civil and criminal penalties, revocation of permits and issuance of corrective action orders.

     Laws protecting the environment generally have become more stringent over time and are expected to continue to do so, which could lead to material costs for future environmental compliance and remediation in the future. The modification or interpretation of existing laws or regulations, or the adoption of new laws or regulations could curtail exploratory or developmental drilling for oil and gas and could limit well services opportunities. Some environmental laws and regulations may impose strict liability, which means that in some situations we could be exposed to liability as a result of our conduct that was lawful at the time it occurred or conduct of, or conditions caused by, prior operators or other third parties. Clean-up costs and other damages arising as a result of environmental laws, and costs associated with changes in environmental laws and regulations could be substantial and could have a material adverse effect on our financial condition.

     Under the Comprehensive Environmental Response, Compensation and Liability Act, referred to as "CERCLA" in this prospectus, and related state laws and regulations, joint and several liability can be imposed without regard to fault or the legality of the original conduct on certain classes of persons that contributed to the release of a "hazardous substance" into the environment. Under CERCLA, we may be liable for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources. In addition, it is not uncommon for the neighboring land owners and other third parties to file claims for personal injury, property damage and recovery of response costs.

     Changes in federal and state environmental laws and regulations may also negatively impact oil and gas exploration and production companies, which in turn could have a material adverse effect on us. For example, while we currently do not handle large amounts of hazardous wastes (which are subject to regulation under the federal Resource Conservation and Recovery Act) in connection with our operations, legislation has been proposed from time to time in Congress that would reclassify oil and gas production wastes as Resource Conservation and Recovery Act hazardous wastes. If enacted, this legislation could dramatically increase operating costs for domestic oil and gas companies and this could reduce the market for our services by making many wells and/or oilfields uneconomical to operate.

     ONE PRINCIPAL STOCKHOLDER CAN INFLUENCE THE CORPORATE AND MANAGEMENT POLICIES OF OUR COMPANY.

     After giving effect to this offering, H. H. Wommack, III, our Chairman of the Board and Chairman of the Board, President and Chief Executive Officer of Southwest Royalties Holdings, Inc. and Southwest Royalties, Inc., will
effectively control approximately   % of the outstanding common stock on a pro
forma basis, or   % if the underwriters exercise their over-allotment option in full. Therefore, Mr. Wommack will continue to have the ability to substantially influence all decisions made by Sierra. Additionally, Mr. Wommack's control could have a negative impact on any future takeover attempts. Please read "Principal Stockholders and Ownership by Management."

     RISKS RELATED TO THIS OFFERING

     THERE HAS BEEN NO PRIOR PUBLIC MARKET FOR OUR COMMON STOCK AND OUR STOCK PRICE MAY FLUCTUATE.

     There has not been a public market for our common stock. We do not know the extent to which investor interest in Sierra will lead to the development of a trading market for the common stock or how the common stock will trade in the future. Investors may not be able to resell their shares at or above the initial public offering price.

     The price at which the common stock will trade depends upon a number of factors, including our historical and anticipated operating results, general market and economic conditions and factors listed under "Forward-Looking Statements," some of which are beyond our ability to control. Several factors could cause the market price of the common stock to fluctuate substantially. These factors include:

     - quarterly fluctuations in our financial and operating results;

     - developments affecting us, our customers, the markets in which we compete or the well service industry;

     - announcements by competitors; and

     - recommendations by analysts.

     In addition, the stock market has from time to time experienced extreme price and volume fluctuations. These broad market fluctuations may adversely affect the market price of our common stock.

    SHARES ARE RESTRICTED FROM IMMEDIATE RESALE BUT MAY BE SOLD INTO THE MARKET IN THE NEAR FUTURE. THIS COULD CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DROP SIGNIFICANTLY.

     After this offering, we will have outstanding           shares of common
stock. This includes the           shares we are selling in this offering, or
     shares if the underwriters exercise their over-allotment option in full, of
which          shares may be resold in the public market immediately. The remaining 2,888,507 shares of our total outstanding common stock will become available for resale in the public market as shown in the chart below.

     As restrictions on resale end, the market price could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them.

                                 DATE OF AVAILABILITY FOR RESALE
NUMBER OF SHARES                        INTO PUBLIC MARKET
----------------                 -------------------------------
   2,859,566       180 days after the date of this prospectus due to a lock-up agreement these stockholders have with Prudential Securities
                   Incorporated. However, Prudential Securities Incorporated
                   can waive this restriction at any time and without notice.
      28,941       Between 180 and 365 days after the date of this prospectus due to the requirements of the federal securities laws.

     PURCHASERS OF COMMON STOCK WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION.

     Purchasers of our common stock in this offering will experience an
immediate and substantial dilution of $     per share in the net tangible book
value per share of common stock from the initial public
offering price. Assuming an initial public offering price of $     per share of
common stock, our pro forma net tangible book value as of December 31, 1999
after giving effect to this offering would be $     per share. Please read
"Dilution."

     OUR CERTIFICATE OF INCORPORATION AND BYLAWS CONTAIN PROVISIONS THAT COULD DISCOURAGE A TAKEOVER.

     Our certificate of incorporation authorizes our Board of Directors to issue preferred stock without stockholder approval. If our Board of Directors elects to issue preferred stock, it could be more difficult for a third party to acquire us. In addition, some provisions of the certificate of incorporation and bylaws could make it more difficult for a third party to acquire control of us, even if this change of control would be beneficial to stockholders, including:

     - a staggered board of directors;

     - limitations on the removal of directors;

     - a rights agreement;

     - no stockholder action by written consent; and

     - limitations on stockholder proposals at meetings of stockholders.

                           FORWARD-LOOKING STATEMENTS

     This prospectus includes forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements are subject to a number of risks, uncertainties and assumptions about Sierra, including, among other things, the risk factors discussed in this prospectus and:

     - the volatility of prices and activity in the oil and gas industry;

     - demand for well servicing and fluid services;

     - hazards inherent in the oil and gas industry such as accidents, blowouts, explosions, craterings, fires and spills or leaks;

     - general economic, market or business conditions;

     - the nature or lack of business opportunities, including acquisitions, that may be presented to and pursued by us;

     - changes in laws or regulations; and

     - other factors, most of which are beyond our control.

     In addition, in this prospectus, the words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar expressions, as they relate to Sierra, our business or our management, are intended to identify forward-looking statements.

     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

                                  THE COMPANY

BACKGROUND

     We were originally incorporated in Delaware in 1992 as a subsidiary of Southwest Royalties, Inc., a Delaware corporation engaged in the oil and gas business. We initially provided plugging and abandonment services primarily to Southwest Royalties. As we acquired more equipment, we became a stand-alone business. In July 1997, Southwest Royalties Holdings, Inc., a Delaware corporation, was formed to serve as a holding company for Sierra, Southwest Royalties and other affiliates. Southwest Royalties Holdings and its affiliates currently own approximately 67% of our common stock and will own approximately
     % of our common stock after the closing of this offering.

     Since our formation, we have grown primarily through acquisitions, purchasing businesses and equipment in 16 separate transactions between January 1996 and April 1998. Primarily through these acquisitions, our revenues have grown from $4.4 million in 1995 to $37.3 million in 1999. In order to finance some of these acquisitions, we issued $22 million of common stock in two private transactions and borrowed $54.4 million from Joint Energy Development Investments II Limited Partnership, referred to as "JEDI II" in this prospectus. This indebtedness was restructured in March 1999 into a senior and subordinated credit facility with $49.4 million outstanding and three classes of preferred stock issued to JEDI II.

CURRENT ACQUISITIONS

     We entered into definitive agreements to acquire five businesses and the stock purchase of a sixth corporation with four inactive rigs during the last quarter of 1999 and the first quarter of 2000. Each of these acquisitions is contingent upon the consummation of this offering. Each acquisition provides for payment in both cash and notes or warrants that are convertible or exchangeable
for an aggregate of approximately      shares of our common stock (based upon an
estimated initial public offering price of $     per share). Other than Trinity
Services, which is an asset purchase rather than a stock purchase, the cash portion of each acquisition will be adjusted to reflect the net financial assets of the acquired company as of the acquisition date. Net financial assets is defined as net working capital minus long-term debt, including leases.

     Turn Around Trucking, Inc.

     - Purchase Price -- approximately $6.5 million, of which $5.2 million is payable in cash and $1.3 million is payable in a note that will be converted within 45 days after the completion of this offering into shares of our common stock valued at the initial public offering price; the note accrues interest at a floating rate equal to the prime rate.

     - Principal Assets -- 32 fluid service trucks, 2 support trucks, 38 fluid service tanks, 2 salt water disposal wells and related equipment

     - Operating Region -- South Texas

     Sundown Operating, Inc.

     - Purchase Price -- approximately $5.2 million, of which $4.2 million is payable in cash and $1.0 million is payable in a note that will be convertible, at the holder's option, into shares of our common stock valued at the initial public offering price; the note matures on the one year anniversary of the closing of this offering and accrues interest at a floating rate equal to the prime rate.

     - Principal Assets -- 26 well servicing rigs and related equipment

     - Operating Region -- northern Permian Basin

     Eunice Well Servicing Co., Inc.

     - Purchase Price -- approximately $2.1 million, of which $1.7 million is payable in cash and $400,000 is payable in a note that will be convertible, at the holder's option, into shares of our common stock valued at the initial public offering price; the note matures on the one year anniversary of the closing of this offering and accrues interest at a floating rate equal to the prime rate.

     - Principal Assets -- 10 well servicing rigs and related equipment

     - Operating Region -- western Permian Basin

     Gold Star Service Company, Inc.

     - Purchase Price -- approximately $1.85 million, of which $1.25 million is payable in cash and $600,000 is payable in a note that will be converted within 45 days after the completion of this offering into shares of our common stock valued at the initial public offering price; the note accrues interest at a floating rate equal to the prime rate.

     - Principal Assets -- 19 fluid service trucks, 4 support trucks, 1 salt water disposal well, 2 fresh and brine water stations and related equipment

     - Operating Region -- western Permian Basin

     Trinity Services

     - Purchase Price -- approximately $1.94 million, of which $1.6 million is payable in cash and $250,000 is payable in a note and a related warrant, valued at $89,000, that will be exercisable, at the holder's option, into shares of our common stock valued at the initial public offering price. The holder has the option to offset any indebtedness under the note against the exercise price of the warrant. The note matures 15 months after the closing of this offering and accrues interest at a floating rate equal to the prime rate. The warrant expires on the later of (1) 18 months after the closing of this offering or (2) one year after the note is repaid in full.

     - Principal Assets -- 10 well servicing rigs and related equipment

     - Operating Region -- South Texas

     Harrison Well Service, Inc.

     - Purchase Price -- approximately $1.225 million, of which $600,000 is payable in cash and $625,000 is payable in a note that will be converted within 45 days after the completion of this offering into shares of our common stock valued at the initial public offering price; the note accrues interest at a floating rate equal to the prime rate.

     - Principal Assets -- 4 well servicing rigs and related equipment

     - Operating Region -- northern Permian Basin

                                USE OF PROCEEDS

     The net proceeds to Sierra from this offering are estimated to be approximately $48.8 million, or $56.1 million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $ per share and after deducting underwriting discounts and commissions and estimated offering expenses. We plan to use the net proceeds from this offering as follows:

     - $14.5 million as the cash consideration to acquire the businesses and assets described under "The Company -- Current Acquisitions;"

     - $25.0 million to repay existing Subordinated Notes due 2004, plus accrued interest to the date of repayment, which was $1.5 million as of December 31, 1999, held by ENA CLO I Holding Company I L.P., as assignee from JEDI II, referred to as Holding Co. I in this prospectus;

     - $5.3 million to redeem the Series A Cumulative Preferred Stock, plus accrued dividends to the date of redemption, held by JEDI II; and

     - $2.5 million for expenses in connection with the foregoing and for general corporate purposes.

     After completion of this offering, we will have $24.4 million aggregate principal amount of Senior Notes due 2004 held by Holding Co. I. JEDI II and Enron North America Corp. transferred the Senior Notes to Holding Co. I in December 1999 in connection with a securitization transaction in which Holding Co. I acquired a pool of financial assets including the Senior Notes from Enron North America Corp., JEDI II, and other affiliates of Enron North America Corp. Substantially all of the economic interest in Holding Co. I and its assets is owned by parties that are unrelated to Enron North America Corp., JEDI II and their affiliates. Enron North America Corp. manages the assets of Holding Co. I, including the Senior Notes, pursuant to an asset management and servicing agreement with Holding Co. I. The general partner of JEDI II is an indirect wholly owned subsidiary of Enron Corp. The limited partners of JEDI II are CalPERS and an indirect wholly owned subsidiary of Enron Corp. We intend to enter into a new senior credit facility prior to the completion of this offering to refinance this senior debt. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," "Certain Relationships and Related Party Transactions" and "Principal Stockholder and Ownership by Management."

     Pursuant to the terms of the Series B Preferred Stock and the Series C Preferred Stock, and as we have agreed with the holders of this stock, immediately after the redemption of the Series A Preferred Stock, the outstanding shares of Series B Preferred Stock will be converted into 833,556 shares of common stock and, upon the payment of $1,000 to JEDI II, the share of Series C Preferred Stock will be canceled. Accordingly, there will be no outstanding shares of Series A, Series B or Series C Preferred Stock or Subordinated Notes after the closing of this offering.

                                DIVIDEND POLICY

     We have not declared or paid any dividends on our common stock, and we do not currently anticipate declaring or paying any dividends on our common stock in the near future. We currently intend to retain all future earnings to fund the development and growth of our business. The declaration and payment of any future dividends will be at the discretion of our board of directors and will depend on our results of operations, financial condition, capital requirements and other factors deemed relevant by our board of directors.

                                    DILUTION

     Purchasers of the common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of the common stock from the initial public offering price. Adjusted net tangible book value per share represents the amount of the total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding assuming the conversion of the Series B Convertible Preferred Stock and including the shares issued to our Chief Executive Officer. At December 31, 1999, we had an adjusted net tangible book value of $(18.9) million or $(6.54)
per share of common stock. After giving effect to the sale of           shares
of common stock in this offering at an assumed initial public offering price of
$     per share and after the deduction of underwriting discounts and commissions and estimated offering expenses, the pro forma net tangible book
value at December 31, 1999 would have been $          million or $     per
share. This represents an immediate increase in such net tangible book value of per share to existing stockholders and an immediate and substantial
dilution of $     per share to new investors purchasing common stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price.......................  $
  Adjusted net tangible book value as of December 31,
     1999...................................................  $(6.54)
  Increase attributable to new investors....................  $
Pro forma net tangible book value after this offering.......  $
                                                              ------
Dilution in pro forma net tangible book value to new
  investors.................................................  $
                                                              ======

     The following table summarizes, on the pro forma basis set forth above as of December 31, 1999, the differences between existing stockholders and new investors in this offering with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average consideration paid per share (before the deduction of underwriting discounts and commissions and offering expenses):

                                   SHARES PURCHASED      TOTAL CONSIDERATION
                                  -------------------   ---------------------   AVERAGE PRICE
                                   NUMBER     PERCENT     AMOUNT      PERCENT     PER SHARE
                                  ---------   -------   -----------   -------   -------------
Existing Stockholders...........  2,894,293       %     $24,320,000       %         $8.40
New Investors...................                  %                       %
                                  ---------    ----     -----------    ----         -----
          Total.................               100%     $              100%
                                  =========    ====     ===========    ====         =====

                                 CAPITALIZATION

     The following table sets forth the cash and cash equivalents and capitalization of Sierra at December 31, 1999, (1) on an actual basis (giving effect to the filing of our Restated Certificate of Incorporation and a 445-for-1 stock split) and (2) pro forma for the acquisitions to be completed upon completion of this offering, the conversion of the Series B Convertible Preferred Stock into common stock as of December 31, 1999 and as adjusted to give effect to this offering and the application of the estimated net proceeds from this offering as set forth under "Use of Proceeds." The information was derived from and is qualified by reference to our financial statements included elsewhere in this prospectus. This information should be read in conjunction with these financial statements, "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Use of Proceeds" and "Unaudited Consolidated Pro Forma Financial Statements" included elsewhere in this prospectus. The amounts in the table below, other than share data, are in thousands.

                                                                  DECEMBER 31, 1999
                                                              -------------------------
                                                                           PRO FORMA
                                                               ACTUAL    AS ADJUSTED(1)
                                                              --------   --------------
Cash and cash equivalents...................................  $  1,062      $
                                                              ========      ========
Total debt, including current portion:
  Notes payable:
     Senior Notes due 2004..................................  $ 24,408      $ 24,408
     Subordinated Notes due 2004............................    26,535             0
  Other debt and obligations under capital leases...........       592         5,832
                                                              --------      --------
          Total debt, including current portion.............    51,535        30,240
Stockholders' equity:
  Series A Cumulative Preferred Stock, $10,000 par value,
     1,000 shares authorized, 530.45 shares issued and
     outstanding; 0 shares issued and outstanding pro forma,
     as adjusted............................................     5,305            --
  Series B Convertible Preferred Stock, $1 par value, 1,000
     shares authorized, 1,000 shares issued and outstanding;
     0 shares issued and outstanding pro forma, as
     adjusted...............................................         1            --
  Series C Convertible Preferred Stock, $1,000 par value,
     one share authorized, one share issued and outstanding;
     0 shares issued and outstanding, pro forma, as
     adjusted...............................................         1            --
  Common stock, $.01 par value, 25,000,000 shares
     authorized, 1,985,488 shares issued and outstanding;
     25,000,000 authorized,           shares issued and
     outstanding pro forma, as adjusted.....................        20
  Paid-in capital...........................................    24,829
  Retained earnings (deficit)...............................   (43,186)      (44,474)
                                                              --------      --------
          Total stockholders' equity........................   (13,030)
                                                              --------      --------
          Total capitalization..............................  $ 39,567      $
                                                              ========      ========

---------------
(1) Does not include the acquisition of Harrison because that business is inactive. We have entered into a definitive agreement to purchase Harrison for approximately $1.225 million, of which $600,000 is payable in cash and $625,000 is payable in a note that will be converted into shares of our common stock valued at the initial public offering price.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following tables set forth selected historical and pro forma financial information of Sierra for the periods shown. The pro forma income statement and other financial data reflects the offering and five acquisitions that will be completed with the estimated net proceeds from this offering from the sale of shares at $ per share as if they had occurred on January 1, 1999. The pro forma consolidated balance sheet data gives effect to these five acquisitions and to this offering as if each had been completed on December 31, 1999. The acquisition of Harrison Well Services, Inc. has been excluded from the pro forma data because that business is inactive. The pro forma income statement and other financial data set forth below is not necessarily indicative of the results that actually would have been achieved had these transactions been completed as of January 1, 1999, or that may be achieved in the future. The following information should be read in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," our Financial Statements and the Unaudited Pro Forma Combined Financial Statements included elsewhere in this prospectus. The amounts in the table below, other than per share data, are in thousands.

                                                                                               PRO FORMA
                                                        YEAR ENDED DECEMBER 31,                YEAR ENDED
                                            -----------------------------------------------   DECEMBER 31,
                                             1995     1996     1997       1998       1999         1999
                                            ------   ------   -------   --------   --------   ------------
INCOME STATEMENT DATA:
Well servicing............................  $4,436   $8,273   $20,920   $ 26,687   $ 24,453     $ 33,206
Fluid services............................      --       --     5,214     18,632     12,878       19,925
                                            ------   ------   -------   --------   --------     --------
Total revenues............................   4,436    8,273    26,134     45,319     37,331       53,131
Costs and expenses:
  Well servicing..........................   3,299    6,145    16,534     21,640     20,164       25,557
  Fluid services..........................      --       --     3,469     13,009      9,613       14,812
  General and administrative..............     866    1,771     2,785      5,471      5,229        8,537
  Depreciation and amortization...........     448      863     2,931      8,624      6,747        8,670
  Impairment of long lived assets.........      --       --        --     22,671         --           --
Operating income..........................    (177)    (506)      415    (26,096)    (4,422)      (4,445)
Net interest expense......................     (70)     (71)   (1,423)    (6,903)    (5,965)      (3,905)
Gain (loss) on sale of assets.............      (1)     (31)      (30)       (93)      (301)        (104)
Other (income) expenses...................      --       --        11       (974)        45           75
                                            ------   ------   -------   --------   --------     --------
Income (loss) before income taxes.........    (248)    (608)   (1,027)   (34,066)   (10,643)      (8,379)
Deferred income tax benefit (expense).....      80      160       230      5,770     (2,328)      (3,029)
                                            ------   ------   -------   --------   --------     --------
Preferred dividends.......................      --       --        --         --          0
Net income (loss).........................  $ (168)  $ (448)  $  (797)  $(28,296)  $(12,971)    $(11,408)
                                            ======   ======   =======   ========   ========     ========
Net income (loss) per share...............  $(0.37)  $(0.66)  $ (0.65)  $ (14.55)  $  (6.78)    $
OTHER FINANCIAL DATA:
EBITDA(1).................................  $  270   $  326   $ 3,327   $  4,132   $  2,069     $  4,196
Capital expenditures:
  Acquisitions, net of cash acquired......      --       --    56,076      1,800         --
  Property and equipment, net.............   1,316    3,071     6,499      2,126      1,077

                                                                     AT DECEMBER 31,
                                               -----------------------------------------------------------
                                                                                               PRO FORMA,
                                                1995     1996     1997      1998      1999        1999
                                               ------   ------   -------   -------   -------   -----------
                                                                     (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents....................  $   38   $  561   $ 6,537   $ 2,846   $ 1,062     $ 3,438
Net property and equipment...................   2,020    4,651    46,163    35,634    31,186      44,998
Total assets.................................   2,993    6,585    87,119    53,327    46,861      73,883
Total long-term debt.........................      32      980    52,480    54,664    50,371      28,051
Total stockholders' equity (deficit).........     234    6,585    23,360    (4,936)  (13,030)     31,319

---------------
(1) EBITDA means net income before net interest expense, income taxes, depreciation and amortization, and impairment charges. EBITDA should not be considered as an alternative to net income, income (loss) before income taxes, cash flows from operating activities or any other measure of financial performance presented in accordance with generally accepted accounting principles. EBITDA is not intended to represent cash flow.

                               INDUSTRY OVERVIEW

INDUSTRY CONDITIONS

     The decline in oil and gas prices from late 1997 through early 1999 led to a substantial decrease in activity in the well service industry. However, increases in oil and gas prices since early 1999 have led to a rebound in oilfield activity as oil and gas producers have increased their maintenance activity and capital spending. This activity has translated into increased demand for workover services. The Guiberson Well Service Rig Count, which is indicative of activity in the well service industry, reflects this trend. In conjunction with lower oil prices, the Guiberson Well Service Rig Count declined from a peak of 3,766 active rigs in July 1997 to a low of 1904 active rigs in February 1999 and, as oil prices have increased, has since recovered to 2,550 active rigs in January 2000.

                              [BAKER HUGHES CHART]

     In addition to their initial drilling and completion, most oil and gas wells will also require workover services during their productive lives. Drilling and workover services are typically part of the capital spending projects of oil and gas producers and are normally costly and time intensive. The return on these expenditures must exceed the producer's investment parameters before they are approved. Because a significant portion of a well's total production typically occurs in the first few years of production, near term expectations for oil and gas prices and the level of price volatility are the primary drivers of those projects. As prices recover and appear to stabilize above the producers' investment parameters, new projects are initiated.

     The Baker Hughes Land Drilling Rig Count is a direct indicator of capital spending in the oil and gas industry and an indirect indicator of demand for fluid services. As oil prices decreased from late 1997 through early 1999, the Baker Hughes Land Drilling Rig Count declined from 881 rigs in September 1997 to 380 rigs in April 1999. With the increase in oil prices since early 1999, the rig count has recovered to 630 rigs at the end of February 2000.

                              [BAKER HUGHES CHART]

COMPETITION AND MARKET

Well Servicing

     During the late 1970's, substantial new rig construction increased the total well servicing rig fleet. Over the last 20 years, the domestic well servicing fleet has declined substantially and the industry has experienced considerable consolidation. The excess capacity of rigs that has existed in the industry since the early 1980s has been reduced due to the lack of new rig construction, retirements due to mechanical problems, casualties and exports to foreign markets. We do not believe hourly rates currently charged for well servicing justify new rig construction.

     The industry has historically been comprised of a large number of small local contractors, several multi-regional contractors and even fewer large national contractors. However, recent consolidation, particularly during 1996 and 1997, has changed this competitive landscape. The industry consolidation affected companies of all sizes but mostly eliminated the larger regional companies.

     Based on the membership directory of the Association of Energy Servicing Companies and publicly available information, management estimates that in 1990 the industry was comprised of 301 contractors that owned approximately 3,846 well servicing rigs. Of these, three national companies controlled 1,249 rigs or approximately 32% of the total membership's fleet. No other contractor owned more than 100 rigs. Thirty companies owned fleets of 20 to 99 rigs representing 960 rigs or 25% of the industry's fleet, and the remaining 1,637 rigs or 43% were owned by 268 contractors.

     We believe that by the end of 1999 the industry had consolidated to approximately 155 contractors that currently own approximately 3,730 rigs. Two national companies, Key Energy Services, Inc and Pool Well Services Co., own a combined 2,123 rigs or 57% of the industry's fleet. We believe we have the third largest fleet with 141 rigs, including rigs that we will acquire upon completion of this offering. We believe no other company owns more than 50 rigs and a total of approximately 152 companies own the remaining 1,466 rigs or 39% of the fleet.

     According to the Guiberson Well Service Rig Count, the total available well servicing rigs in the industry peaked at 8,063 in 1982, declined to 5,733 rigs in 1990 and currently stands at 3,730 rigs as of January 2000. Management believes that the actual number that may be put into use without significant capital expenditures may be as much as 20% below these estimates. The well servicing industry utilization rate bottomed at 50% in February 1999 with 1,904 of 3,775 rigs working. Industry utilization has since recovered to 68% in January 2000 with 2,550 of 3,730 rigs working. The average number of rigs working in 1997 was 3,507 or 94% of the rigs currently available. Should activity levels return to 1997 levels, availability of rigs may become constrained, particularly in certain markets.

                                [DRESSER CHART]
---------------

* Reflects Guiberson's periodic, industry-wide rig census. A rig is defined as available if it is capable of being on location with a crew, within 48 hours, with $25,000 or less of capital expenditures.

Fluid Services

     Competitors in the fluid services industry are mostly small, regionally focused companies. There are currently no companies that have a dominant position on a nationwide basis. The level of activity in the fluid services industry is comprised of a relatively stable demand for services for the maintenance of producing wells and a highly variable demand for services used in the drilling and completion of new wells. As a result, the level of land drilling activity significantly affects the level of activity in the fluid services industry. While there are no industry wide statistics, the Baker Hughes Land Drilling Rig Count is an indirect indication of demand for fluid services.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     Our growth strategy has emphasized increasing the breadth of services offered at the well site and expanding our market presence through acquisitions. In implementing this strategy we have purchased businesses and equipment in 16 separate transactions from January 1996 to April 1998. We believe this growth through acquisitions makes comparisons between certain periods not directly applicable. In addition, our industry experienced a significant downturn in activity from late 1997 through mid-1999 and has since begun to rebound as oil and gas prices have recovered.

WELL SERVICING

     Revenues in our well servicing segment are derived from maintenance, workover, completion and plugging and abandonment services. We provide maintenance-related services as part of the normal, periodic upkeep of producing oil and gas wells. While these services represent a relatively consistent component of our business, they generally have lower operating margins. Workover and completion services are more profitable than maintenance work, but the demand for these services fluctuates more with the overall activity level in the industry. Our plugging and abandonment services have become a smaller part of our business but continue to produce consistent operating margins with stable demand.

     We charge our customers for services on an hourly basis at rates that are determined by the type of service and equipment required, market conditions in the region in which the rig operates, the ancillary equipment provided on the rig and the necessary personnel. We measure our activity levels by the total number of hours worked by all of the rigs in our fleet. We monitor our fleet utilization levels, with full utilization deemed to be 55 hours per week per rig. Through acquisitions of smaller contractors, our fleet has increased from only 27 rigs at the beginning of 1997 to 141 rigs, including rigs we will acquire upon completion of this offering.

     The following is an analysis of our well servicing operations for each of the quarters in the three years ended December 31, 1999:

                                          1997                                    1998                          1999
                          -------------------------------------   -------------------------------------   -----------------
                                     QUARTER ENDING                          QUARTER ENDING                QUARTER ENDING
                          -------------------------------------   -------------------------------------   -----------------
                           3/31      6/30      9/30      12/31     3/31      6/30      9/30      12/31     3/31      6/30
                          -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
WELL SERVICING:
 Weighted average number
   of rigs..............     27.3      40.0      56.4      81.1      84.0      88.2      89.0      89.0      89.0      89.0
 Billed rig hours.......   15,936    25,588    40,340    51,852    51,954    46,652    41,304    34,290    31,454    36,798
 Rig utilization rate...    81.1%     88.8%     99.3%     88.8%     85.9%     73.5%     64.5%     53.5%     49.1%     57.4%
 Revenue per rig hour...  $191.29   $160.05   $156.09   $144.25   $148.03   $149.77   $156.71   $161.46   $150.37   $148.44
 Operating cost per rig
   hour.................  $159.37   $132.10   $123.33   $108.75   $117.21   $116.87   $131.73   $135.85   $124.45   $125.33
                          -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
 Operating margin per
   rig hour.............  $ 31.92   $ 27.95   $ 32.76   $ 35.50   $ 30.82   $ 32.90   $ 24.98   $ 25.61   $ 25.92   $ 23.11
 Operating margin.......    16.7%     17.5%     21.0%     24.6%     20.8%     22.0%     15.9%     15.9%     17.2%     15.6%

                                1999
                          -----------------
                           QUARTER ENDING
                          -----------------
                           9/30      12/31
                          -------   -------
WELL SERVICING:
 Weighted average number
   of rigs..............     89.0      91.9
 Billed rig hours.......   48,393    52,282
 Rig utilization rate...    75.5%     79.0%
 Revenue per rig hour...  $140.79   $142.46
 Operating cost per rig
   hour.................  $117.71   $113.65
                          -------   -------
 Operating margin per
   rig hour.............  $ 23.08   $ 28.81
 Operating margin.......    16.4%     20.2%

     The extremely low oil prices experienced from late 1997 through mid-1999 and low gas prices experienced during mid-1998 through mid-1999 significantly reduced demand for our well servicing rigs as many wells were shut in when mechanical problems developed and oil and gas producers restricted their capital spending for new drilling and workovers. Our full-fleet average utilization rate declined from an average of 99.3% in the third quarter of 1997 to 49.1% in the first quarter of 1999. Our well servicing business has since improved significantly with the rebound in oil and gas prices and the increase in the level of oilfield activity. Our well servicing rig utilization rate was 79.0% in the fourth quarter of 1999. This increase has been primarily the result of higher levels of regular maintenance work in addition to oil and gas producers attempting to rapidly and economically improve production to take advantage of higher oil and gas prices.

     As drilling and maintenance activity and, therefore our utilization, declined from late 1997 until mid-1999, our hourly rates also declined in response to attempts by well servicing companies to protect market share amidst shrinking demand for well servicing rigs. Our operating margins declined significantly during this period, as operating costs could not be reduced concurrently with the reduced utilization and lower rates. Our average revenue rates and operating margins declined from $156 per rig hour and 21.0%, respectively, in the third quarter of 1997 to $141 per rig hour and 16.4% in the third quarter of 1999. Our market has steadily improved since mid-1999, and we implemented price increases in October 1999 with little market resistance. This led to an increase in our average revenue rates and operating margins to $142 per rig hour and 20.2% in the fourth quarter of 1999. The combination of higher overall utilization, improved prices and operating margins has led to higher well servicing operating profits.

FLUID SERVICES

     Revenues in our fluid services segment are derived through the sale, transportation, storage and disposal of fluids used in the drilling, production and maintenance of oil and gas wells. The fluid services segment has a base level of business consisting of transporting and disposing of salt water produced as a by-product of the production of oil and gas. These services are necessary for our customers and generally have a stable demand but typically produce lower relative operating margins than other parts of our fluid services segment. Our services for completion and workover projects are generally the most profitable part of our fluid services segment. These projects typically require fresh or brine water for making drilling mud, circulating fluids or frac fluids used during a job. These fluids require storage tanks and more frequent hauling and disposal. Because we can provide a full complement of fluid sales, trucking, storage and disposal required on most drilling and workover projects, the add-on services associated with increased drilling and workover activity generate higher margin contributions. The higher margins are due to the relatively small incremental labor costs associated with providing these services in addition to our base fluid services segment.

     Our fluid services revenues are driven by the number of working fluid service trucks in our fleet as well as the amount of add-on services required by our customers. We have increased our fluid service truck fleet through the acquisition of smaller operators. We started this business segment at the beginning of 1997 and we now have a total of 148 fluid service trucks, including trucks acquired with the proceeds from this offering.

     The following is an analysis of our fluid services operations for each of the quarters in the three years ended December 31, 1999:

                                          1997                                    1998                          1999
                          -------------------------------------   -------------------------------------   -----------------
                                     QUARTER ENDING                          QUARTER ENDING                QUARTER ENDING
                          -------------------------------------   -------------------------------------   -----------------
                           3/31      6/30      9/30      12/31     3/31      6/30      9/30      12/31     3/31      6/30
                          -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
FLUID SERVICES:
 Weighted average number
   of fluid service
   trucks...............      3.7       8.7      18.0      56.9     105.7     106.0     103.0     100.3      99.0      97.7
REVENUE PER FLUID
 SERVICE TRUCK:
 Transportation and
   disposal.............  $36,028   $46,713   $34,343   $43,435   $39,106   $32,233   $28,169   $26,198   $22,377   $22,866
 Fluid storage tank
   rentals..............    4,041     3,705     4,281     9,080     6,480     5,112     3,276     3,462     1,951     2,374
 Fluid sales and
   other................    6,438     9,086     6,891    12,588    10,906    10,162     7,659     6,201     3,141     3,766
                          -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
   Total................  $46,507   $59,504   $45,515   $65,103   $56,492   $47,507   $39,104   $35,861   $27,469   $29,006
 Operating cost per
   fluid service
   truck................   30,578    37,796    28,892    44,064    37,083    31,463    29,749    26,815    20,376    21,558
                          -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
 Operating margin per
   fluid service
   truck................   15,929    21,708    16,623    21,038    19,409    16,044     9,355     9,047     7,093     7,448
 Operating margin.......    34.2%     36.5%     36.5%     32.3%     34.4%     33.8%     23.9%     25.2%     25.8%     25.7%

                                1999
                          -----------------
                           QUARTER ENDING
                          -----------------
                           9/30      12/31
                          -------   -------
FLUID SERVICES:
 Weighted average number
   of fluid service
   trucks...............     97.0      97.0
REVENUE PER FLUID
 SERVICE TRUCK:
 Transportation and
   disposal.............  $26,480   $33,111
 Fluid storage tank
   rentals..............    2,412     3,351
 Fluid sales and
   other................    4,122     6,034
                          -------   -------
   Total................  $33,014   $42,496
 Operating cost per
   fluid service
   truck................   26,143    30,451
                          -------   -------
 Operating margin per
   fluid service
   truck................    6,871    12,045
 Operating margin.......    20.8%     28.3%

     We gauge activity levels in our fluid services segment based on revenues and operating margin per fluid service truck. Reduced capital spending by oil and gas producers from late 1997 through early 1999 affected our fluid services segment more significantly than our well servicing segment. Our fluid services average quarterly revenues and operating margin in the fourth quarter of 1997 were $65,102 per fluid service truck and 32.3%, respectively. In the first quarter of 1999, our revenues and operating margin were $27,469 per fluid service truck and 25.8%, respectively. This decline in profitability resulted from lower tank rental revenues and fluid sales revenues and lower overall levels of business activity in base fluid services. Increased oilfield activity since mid-1999 has led to a recovery in our fluid services segment, but aggressive competition has prevented price increases from being implemented. Tank rental and fluid sales have shown modest price increases indicating an increase in drilling and workover activity. In the fourth quarter of 1999, our average quarterly revenues and operating margin increased to $42,496 per fluid service truck and 28.3%, respectively.

OPERATING COSTS

     Our operating costs are comprised primarily of labor and maintenance costs. Labor costs generally are variable and are incurred only while a well servicing rig is operating or while fluid services are being provided. With a reduced pool of workers, it is possible that we will have to raise wage rates to attract workers from other fields and retain or expand our current work force. We believe we will be able to increase our service rates to our customers to compensate for wage rate increases. We also incur costs to employ personnel to sell and supervise our services and perform maintenance on our fleet which are not directly tied to our level of business activity. Compensation for our administrative personnel in regional operating yards and in our corporate office are accounted for as general and administrative expenses. Insurance costs are generally a fixed cost and relate to the number of active rigs, trucks and other equipment in our fleet, our employee payroll and our safety record.

RESULTS OF OPERATIONS

  Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

     Revenues. Revenues decreased 18% to $37.3 million in 1999 from $45.3 million in 1998. This decrease in revenues was primarily attributable to a severe decline in oil prices, resulting in reduced oilfield service activity. We operated 92 well servicing rigs and 97 fluid service trucks at December 31, 1999 compared to 89 and 99, respectively, at the end of 1998.

     Well servicing revenues decreased 8% to $24.4 million in 1999 from $26.7 million in 1998. Revenues for the four quarters of 1999 were $4.7 million, $5.5 million, $6.8 million and $7.4 million, respectively. Revenues for the four quarters of 1998 were $7.7 million, $7.0 million, $6.5 million and $5.5 million, respectively. For the year ended December 31, 1999, our average rig utilization was 65.4% and our average revenue per rig hour was $145 as compared to 69.1% and $153, respectively, for the year ended December 31, 1998. Depressed oil prices and the corresponding reduction in well service activity caused a decrease in both rig utilization and pricing. As a result, revenues declined throughout 1998 and into early 1999. Revenues increased during the last three quarters of 1999 due to an increase in oil prices, which resulted in increased utilization of our rigs.

     Fluid services revenues decreased 31% to $12.9 million in 1999 from $18.6 million in 1998. Revenues for the four quarters of 1999 were $2.7 million, $2.9 million, $3.2 million and $4.1 million, respectively. Revenues for the four quarters of 1998 were $6.0 million, $5.0 million, $4.0 million and $3.6 million, respectively. We categorize truck revenues into three components which include transportation and disposal revenues directly earned by each fluid service truck, the revenues per fluid service truck generated by fluid storage tank rental, and the revenues per fluid service truck generated by fluid sales and other services. For the year ended December 31, 1999, our total average quarterly revenues per fluid service truck were $32,961, comprised of $26,183 for transportation and other services, $2,519 for fluid storage tank rentals and $4,259 for fluid sales and other services. This compares to total average quarterly revenues of $44,895 for the year ended December 31, 1998, comprised of $31,516 for transportation and disposal services, $4,606 for fluid storage tank rentals and $8,773 for fluid sales and other services. Transportation and disposal revenues per fluid service truck decreased throughout 1998 and early 1999 and then increased during the last nine months of 1999, which corresponded to the fall and subsequent rise of oil prices. Fluid storage tank rental, fluid sales and other revenues also declined with falling oil prices but have risen more slowly than transportation and disposal fluid service truck revenues as oil prices have risen. These two sources of revenues have historically fluctuated based on the drilling rig count and are expected to increase as a reflection of higher oil prices.

     Operating Expenses. Operating expenses, which principally consist of labor, maintenance and fuel expenses, decreased 14% to $29.8 million in 1999 from $34.6 million in 1998. Operating expenses as a percentage of revenues increased from 76% in 1998 to 80% in 1999. The increase was due to certain fixed costs that remained in 1999 despite the overall business decline and due to the cost of putting inactive equipment back into service in the last two quarters of 1999.

     Operating expenses for the well servicing segment decreased 7% to $20.2 million in 1999 from $21.6 million in 1998. Well servicing expenses for the four quarters of 1999 were $3.9 million, $4.6 million, $5.7 million and $6.0 million, respectively. Well servicing expenses for the four quarters of 1998 were $6.1 million, $5.5 million, $5.4 million and $4.6 million, respectively. Operating margins for the four quarters of 1999 were 17.2%, 15.6%, 16.4% and 20.2% compared to 20.8%, 22.0%, 15.9% and 15.9% for the same periods in 1998. We estimate that $700,000 in expenses were incurred in the well servicing segment in the last two quarters of 1999 to put inactive rigs and related equipment back into working condition.

     Operating expenses for the fluid services segment decreased 26% to $9.6 million in 1999 from $13.0 million in 1998. Fluid services expenses for the four quarters of 1999 were $2.0 million, $2.1 million, $2.5 million $3.0 million, respectively. Fluid services expenses for the four quarters of 1998 were $3.9 million, $3.3 million, $3.1 million and $2.7 million, respectively. Operating margins for the four quarters of 1999 were 25.8%, 25.7%, 20.8% and 28.3% compared to 34.4%, 33.8%, 23.9% and 25.2% for the same periods in 1998. We estimate that $115,000 in expenses were incurred in the fluid services segment in the last two quarters of 1999 to put inactive trucks and related equipment back into working condition and to relocate trucks into areas where their utilization would be higher.

     General and Administrative Expenses. General and administrative expenses decreased 4% to $5.2 million in 1999 from $5.5 million in 1998. This primarily reflects cost cutting measures taken after we hired a new chief executive officer in early 1999. As a percentage of revenues, general and administrative expenses increased from 12% in 1998 to 14% in 1999 as we had certain fixed general and administrative expenses that remained relatively constant as revenues declined in 1999 due to depressed oil prices. These cost cutting measures would have resulted in a net savings of general and administrative salaries expenses of an additional $125,000 if they had been in effect for the entire year.

     Depreciation and Amortization Expenses. Depreciation and amortization expenses decreased 22% to $6.7 million in 1999 from $8.6 million in 1998. The decrease in depreciation from 1998 to 1999 was due to a $22.7 million write-down of assets that occurred at the end of 1998. Only one small acquisition was made in early 1998 compared to none in 1999 and capital spending was held to minimal levels due to depressed oil prices, resulting in virtually no increase in depreciation in 1999 due to capital spending.

     Interest Expense. Interest expense for the year ended December 31, 1999 decreased 15% to $6.1 million in 1999 from $7.2 million in 1998. The decrease was due to a decrease in long-term debt as a result of a refinancing in March 1999 and a decrease in amortization of debt issuance costs.

     Net Loss. Our net loss decreased 54% to $13.0 million in 1999 from $28.3 million in 1998. This decrease was primarily due to a $22.7 million asset impairment charge incurred at the end of 1998.

  Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

     Revenues. Revenues increased 73% to $45.3 million in 1998 from $26.1 million in 1997. Well servicing revenues increased 28% to $26.7 million in 1998 from $20.9 million in 1997. Fluid services revenues increased 257% to $18.6 million in 1998 from $5.2 million in 1997. Revenues increased in 1998 primarily because of several acquisitions in late 1997. We operated 89 well servicing rigs and 99 fluid service trucks at the end of 1998 compared to 84 and 107 respectively at the end of 1997.

     In our well servicing segment, rig utilization decreased from 88.8% in the last quarter of 1997 to 53.5% in the last quarter of 1998 due to a decrease in oil prices. Even with lower utilization in 1998, our well servicing revenues increased in 1998 because of the increase in the number of rigs we owned throughout 1998 compared to 1997. The full service plugging and abandonment portion of our well servicing segment typically has higher revenues and expenses per rig hour and a lower percentage of operating margin than our other well servicing operations. This portion of our business has remained relatively stable with six rigs operating in this area in both 1997 and 1998. As other well servicing rigs were added, the relatively lower hourly rates of these rigs caused a downward trend in both revenues and expenses hourly rates in 1997 and part of 1998. At the same time, the higher direct margins associated with these additional well servicing rigs caused an upward trend in operating margin percentages, with margins increasing from 23.2% in the first quarter of 1997 to 24.5% in the second quarter of 1998. Margin decreases in the last half of 1998 were due to the downturn in business related to declining oil prices.

     We began our fluid services business in 1997 through several acquisitions, most of which occurred in the fourth quarter of 1997. As a result, quarterly comparisons of 1998 to 1997 and comparison of our segmented data are not directly applicable. The decline in oil prices and industry activity decreased our total quarter revenues for fluid service trucks throughout 1998 from $65,102 in the last quarter of 1997 to $35,862 in the last quarter of 1998. Fluid services revenues would have also declined in 1998 if we had not had more trucks available due to acquisitions.

     Operating Expenses. Operating expenses increased 73% to $34.6 million in 1998 from $20.0 million in 1997. Well servicing expenses increased 31% to $21.6 million in 1998 from $16.5 million in 1997. Fluid services expenses increased 275% to $13.0 million in 1998 from $3.5 million in 1997. The change was primarily due to several acquisitions in both business segments. Operating expenses as a percentage of revenues was 76.5% in both 1997 and 1998. We believe that operating expenses would have been higher in 1997 than in 1998 if an equal amount of equipment had been available for both years due to higher equipment utilization in 1997 prior to the decline in oil prices.

     General and Administrative Expenses. General and administrative expenses increased 96% to $5.5 million in 1998 from $2.8 million in 1997. This increase was due primarily to increased staffing and other administrative costs to accommodate our growth through acquisitions. As a percentage of revenues, general and administrative expenses increased from 10.7% in 1997 to 12.1% in 1998, as we had certain fixed general and administrative expenses that remained relatively constant as revenues disproportionately declined in 1998 due to the lower oil prices.

     Depreciation and Amortization Expenses. Depreciation and amortization expenses increased 194% to $8.6 million in 1998 from $2.9 million in 1997. This increase was attributable primarily to the impact of the additional equipment that we were depreciating as a result of acquisitions.

     Impairment Charges. At December 31, 1998, we recorded an impairment loss on our well servicing rigs and equipment, water stations and related goodwill of approximately $.4 million, $7.4 million and $14.9 million, respectively, for a total impairment of approximately $22.7 million. In determining if an impairment loss was indicated, we projected future cash flows through the estimated life of each asset, for each of our well servicing rigs and by region for our fluid service trucks and water stations, based on estimated utilization rates, hours, revenues and expenses, generally increasing utilization rates based on our expectations, but using constant hourly rates charged to our customers. If an impairment was indicated, the carrying value of the asset plus the related goodwill was reduced to the estimated fair market value, based upon a recent appraisal.

     Interest Expense. Interest expense increased 375% to $7.2 million in 1998 from $1.5 million in 1997. This increase was attributable to additional borrowings incurred to finance acquisitions.

     Net Loss. Our net loss increased to $28.3 million in 1998 from $0.8 million in 1997, primarily due to the $22.7 million asset impairment charge incurred at the end of 1998.

LIQUIDITY AND CAPITAL RESOURCES

     Funding for our business activities has historically been provided by operating cash flows, bank borrowings and private sales of equity.

     Net Cash Provided by (Used in) Operating Activities. Net cash provided by (used in) operating activities from our operations was ($55,000), ($996,000) and $865,000 for 1997, 1998 and 1999, respectively. Growth from well service acquisitions increased net cash, but was offset by increased working capital needs associated with acquisitions. Net cash was also affected by an increase in well service rates through 1997 followed by decreases in rates and utilization in 1998 and 1999.

     Net Cash Used in Investing Activities. Net cash used in investing activities by Sierra was $62.8 million, $3.9 million and $970,000 for 1997, 1998 and 1999, respectively. Acquisitions were the primary uses of funds. We expect to continue to make acquisitions, subject to available financing. During the last quarter of 1999 and the first quarter of 2000, we entered into definitive agreements, all of which are contingent upon the consummation of this offering, to acquire five local well services businesses and the stock of a sixth corporation with four inactive rigs for an aggregate cash purchase price of approximately $14.5 million, as adjusted for the net financial assets at the closing of this offering, plus $4.3 million in notes or warrants that are convertible or exchangeable into shares of our common stock.

     Net Cash Provided by (Used in) Financing Activities. Net cash provided by our financing activities was $68.9 million and $1.2 million for 1997 and 1998, respectively. Private equity issuances and acquisition related borrowings were the primary sources of funds. Cash used in financing activities for our operations for the year ended December 31, 1999 was $1.7 million, consisting primarily of $.5 million in repayment of long-term debt, $.1 million in preferred dividends and $1.1 million paid in deferred loan costs.

     At December 31, 1999, we had net working capital of $1.7 million.

     On March 31, 1999, Sierra entered into three securities purchase agreements, referred to collectively as the "Credit Facility" in this prospectus, that provided $54.4 million in borrowings and issuances of preferred stock. The proceeds of this Credit Facility were used to retire Senior Secured Increasing Rate Notes due 1999 issued under a previous facility from JEDI II. The Credit Facility is comprised of a Senior Credit Facility, a Senior Subordinated Credit Facility and three classes of preferred stock, as follows:

     The senior notes under the Senior Credit Facility have a principal balance of $24.4 million with quarterly interest payable at a rate per year of 250 basis points above the six month London Interbank Offered Rate beginning March 31, 1999. Holding Co. I has deferred the interest payable on March 31, 2000 until the earlier of the closing of this offering or June 30, 2000. All outstanding principal and accrued and unpaid interest is due and payable in full on June 30, 2004. The principal is payable quarterly in the amount of approximately $872,000 beginning September 30, 2000, based on a seven year amortization of principal beginning June 30, 2000 and a final balloon payment due on June 30, 2004 for the remaining unpaid balance. Holding Co. I has agreed to reduce the principal payable on September 30, 2000 and December 31, 2000 to approximately $436,000 on each payment date from approximately $872,000 provided that we repay the difference between the amortized amounts due and the amounts paid on each of these dates on or before March 31, 2001.

     The subordinated notes under the Senior Subordinated Credit Facility will be repaid with the net proceeds of this offering. These subordinated notes have a principal balance of $25 million with quarterly interest payable at a rate of 10% per year beginning March 31, 1999. Sierra may choose to defer interest payments through September 29, 2001, at a rate of 12% per year. Sierra deferred the quarterly interest payments due September 30, 1999 and December 31, 1999. Accrued interest outstanding as of December 31, 1999 was $1.5 million. All deferred interest payments, together with interest on these payments, is due on September 30, 2001. All principal and accrued and unpaid interest is due and payable in full on June 30, 2004.

     JEDI II initially was issued 500 shares of Series A Cumulative Preferred Stock, $10,000 par value per share ($5,000,000), with a dividend payable quarterly of 10% per year. Sierra may choose to pay dividends in kind on the Series A Preferred at a rate of 12% per year. Sierra paid the dividends due September 30, 1999 and December 31, 1999 in kind. Accordingly, the number of shares of Series A Cumulative Preferred stock owned by JEDI II as of December 31, 1999 was 530.45.

     Sierra may redeem all of the shares of Series A Preferred at any time, at a redemption price of $10,000 per share, together with accrued and unpaid dividends to the date of redemption; provided, however, that in accordance with the Senior Subordinated Credit Facility, Sierra is not entitled to redeem shares of Series A Preferred unless and until all outstanding principal and accrued and unpaid interest under the subordinated notes has been paid in full. The Series A Preferred will be redeemed with the net proceeds of this offering.

     JEDI II owns 1,000 shares of Series B Convertible Preferred Stock, $1 par value per share, with dividends payable only if dividends are paid on Sierra's common stock. The number of shares of the common stock into which the Series B Preferred is convertible varies based upon the timing of the repayment in full of the Series A Preferred. Assuming the repayment of the Series A Preferred prior to June 30, 2000 with the proceeds of this
     offering, the Series B Preferred will be converted into      shares of
     common stock.

     JEDI II also owns one share of Series C Convertible Preferred Stock, $1,000 par value, with dividends payable only if dividends are paid on Sierra's common stock. The number of shares of common stock into which the Series C Preferred is convertible varies based upon the timing of the redemption of the Series A Preferred. Assuming the repayment of the Series A Preferred prior to June 30, 2000 with the net proceeds of this offering, the Series C Preferred will not be convertible into any shares of Sierra's common stock. Upon completion of this offering, the Series C Preferred will be canceled in exchange for the payment of $1,000.

     The senior notes and subordinated notes contain covenants that, among other actions, restrict dividends, investments and the sale of assets. Additionally, the covenants require Sierra to maintain a fixed charge coverage ratio, as defined, of at least 1:1 for each quarter beginning June 30, 2000. Holding Co. I recently waived various breaches of the covenants resulting from the offering, the acquisitions, certain related party transactions and the capital expenditures made by Sierra in 1999.

     The exchange of the Credit Facility in satisfaction of the previous facility from JEDI II was accounted for as a troubled debt restructuring with no associated gain or loss. At March 31, 1999, Sierra was experiencing significant negative cash flow, oil prices were at historic lows and well service and drilling rig activity was trending toward a historic low. The common equity was burdened by approximately $49.4 million in debt and $5 million in preferred equity and had a negative book value, leading to the conclusion that the common equity had nominal value at that date. Sierra recorded the preferred stock component of the Credit Facility at an estimated fair value of $5 million, as estimated considering the liquidation preference associated with the preferred stock and the nominal value of the common stock conversion provisions.

     In addition, and directly as a result of the exchange described above, Sierra's net operating loss carryforwards for federal income taxes were effectively reduced to zero at March 31, 1999 under Section 382 of the Internal Revenue Code. Deferred tax assets related to operating loss carryforwards existing at December 31, 1999 arose from losses occurring subsequent to March 31, 1999.

  Stock Compensation

     At March 31, 1999, Sierra issued 40,520 shares of common stock to its new Chief Executive Officer. The value of these shares was charged to compensation expense. However, as discussed in the preceding paragraph, the common stock had nominal, if any, value at that date. Consequently, nominal compensation of approximately $100 was recorded in 1999.

  Liquidity

     We believe that cash flow from operations, when combined with the net proceeds from this offering and availability under a new credit facility, which we will to enter into prior to the completion of this offering, will be sufficient for planned operating, capital expenditure and debt service requirements. We intend to finance our acquisition strategy through borrowings under our new credit facility, cash flow from operations and the issuance of additional equity.

     Recent Accounting Pronouncements -- In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities", which establishes standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. FAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. It establishes conditions under which a derivative may be designated as a hedge, and establishes standards for reporting changes in the fair value of a derivative. FAS 133, as amended by FAS 137, is required to be implemented for all fiscal quarters of all fiscal years beginning after June 15, 2000. Early adoption is permitted. Sierra has not completed the evaluation of the potential effects of implementing FAS 133.

                                    BUSINESS

GENERAL

     We are a leading provider of well site services that are fundamental to the drilling and maintenance of oil and gas wells. Our well servicing business is performed with well servicing rigs. A well servicing rig facilitates most procedures performed on existing oil and gas wells and is used to hoist equipment and tools into and out of the well bore in connection with:

     - new well completions;

     - well maintenance;

     - workovers, including horizontal re-completions; and

     - plugging and abandonment services.

     Our fluid services business utilizes fluid service trucks, including vacuum, transport, kill and hot oil trucks, fluid storage tanks, including frac and test tanks, and fresh water and brine water wells. Fluid services include:

     - fresh water and brine water sales from company-owned wells;

     - fluids transportation to and from drilling and workover locations;

     - fluid storage tank rentals;

     - produced salt water transportation for disposal; and

     - oilfield fluid disposal well operation.

     We have operations in the major United States oil and gas producing regions of Texas, New Mexico, Oklahoma and Louisiana. We began our operations in West Texas in 1992 and subsequently expanded to eastern New Mexico, East Texas, South Texas and Oklahoma.

BUSINESS STRATEGY

     We believe we have become a leader in our markets by establishing a reputation for high quality equipment and well-trained crews that operate within stringent safety guidelines. Our business strategy is designed to take advantage of those strengths and capture growth opportunities within the well service industry.

     PROVIDE COMPLEMENTARY WELL SITE SERVICES. Our ability to provide complementary services allows our customers to use fewer service providers, reducing our customers' administrative costs and simplifying their logistics. A customer typically begins a new maintenance or workover project by securing access to a well servicing rig. As a result, our rigs are often the first equipment to arrive at the well site for a job and the last to leave. A project may then lead to the need for fluid handling or other services. In addition to the convenience provided to the customer, our complementary well site services give us a competitive advantage over companies that offer fewer services. The additional services allow us to generate more business from existing customers, increase our operating margins and allocate our overhead costs over a larger revenue base.

     GROW THROUGH SELECTIVE ACQUISITIONS. We intend to expand our existing businesses and add new services through the acquisition of additional well service companies and equipment. Numerous acquisition candidates exist, and we believe we are well positioned to take advantage of these opportunities. We intend to pursue our acquisition strategy while maintaining a conservative capital structure. We seek to acquire businesses with strong customer relationships, well-maintained equipment and experienced and skilled personnel. Our objectives for this acquisition strategy are:

     - to improve profitability by increasing the breadth of services we offer at the well site;

     - to minimize operating and administrative costs;

     - to deploy equipment more efficiently;

     - to increase our marketing effectiveness; and

     - to achieve market leadership in our core areas.

     FOCUS ON AREAS OF HIGHEST CONCENTRATION OF ONSHORE DOMESTIC OIL AND GAS PRODUCTION. Onshore oil and gas production in the United States is highly concentrated in Texas, New Mexico, Oklahoma and Louisiana. In 1998, these states accounted for over 58% and 71% of the United States onshore oil and gas production, respectively, excluding Alaska. We estimate there are more than 150,000 oil wells and 50,000 gas wells within our market areas, all of which require periodic maintenance throughout their productive life. We believe that each of our operating regions provides us with significant opportunities for internal growth, diversification of services and growth through acquisitions due to the following attributes:

     - densely drilled reservoirs, providing a large market for our maintenance services;

     - further development potential, requiring additional capital spending by our customers; and

     - proximity to one another, allowing for efficient deployment of our assets.

     OPERATE AND MARKET THROUGH LOCAL MANAGEMENT. We believe that our decentralized operating management is consistent with the regional nature of the well service industry. Well service purchase decisions are typically made on a local level. Because our managers live and work in these areas and are directly responsible for all aspects of their area's performance, we believe our organization is more responsive to our customers' needs than our competitors with more centralized operations. Moreover, we believe that the autonomy offered by our local management strategy is attractive to potential sellers of well service companies and their employees who may consider joining our management team. Our decentralized operations are supported by our corporate office in Midland, Texas, which monitors operating performance on a daily basis and provides risk management and financial controls.

OVERVIEW OF SERVICES

     We provide well site services to a variety of customers ranging from small local oil and gas producers to large major oil companies. During 1999, we provided services to more than 1,000 customers, the largest of which accounted for less than 7% of our total revenues.

  Well Servicing Segment

     During 1999, our well servicing segment represented approximately 66% of our revenue. This business segment encompasses a range of services performed with a well servicing rig, which is also commonly referred to as a workover rig, and ancillary equipment. Our rigs and personnel perform the work required to return the well to production or facilitate the work of other oilfield service companies such as acidizing, fracturing, cementing, wireline logging, directional drilling and fishing services. Much of the work performed by other oilfield service companies could not be completed without a well servicing rig preparing the well in advance, providing the means for hoisting equipment and tools into and out of the well bore and then returning the well to production. As a result, our rigs are often the first to arrive at the well site for a job and the last to leave.

     Our well servicing business offers a broad range of services, including well maintenance, workover, new well completion and plugging and abandonment services. We generally charge our customers an hourly rate for our well services, which varies based on a number of considerations including market conditions in each region, the type of rig, the amount of ancillary equipment required and the necessary personnel.

     Including rigs that we will acquire upon completion of this offering, our fleet includes 141 well servicing rigs. Three of these rigs are held under capital leases with a purchase option. Pro forma for the offering, we operate from 18 facilities in Texas, New Mexico and Oklahoma, most of which are used jointly for both our business segments. Our rigs are mobile units that generally operate within a radius of approximately 75 to 100 miles from their respective bases. With the average age of our rigs at approximately 20 years, we believe that we own one of the newest fleets in the industry. The following table sets forth the location, characteristics and number of the 141 well servicing rigs operated by us, including acquisitions made with the proceeds from this offering:

                                                                    OPERATING REGION
                                                    ------------------------------------------------
                                                              EAST TEXAS/
                                       RATED        PERMIAN      NORTH      SOUTH
RIG TYPE                              CAPACITY       BASIN     LOUISIANA    TEXAS   OKLAHOMA   TOTAL
--------                           --------------   -------   -----------   -----   --------   -----
Swab.............................       N/A             2         --         10        2         14
Light Duty.......................    < 100 tons        33          1          3       --         37
Medium Duty......................   100-125 tons       61          8          2        7         78
Heavy Duty.......................    > 125 tons        12         --         --       --         12
                                                      ---          --        --        --       ---
   Total by Market...............                     108          9         15        9        141

  Maintenance

     Regular maintenance on oil wells is generally required throughout the life of a well to ensure efficient and continuous operation. We believe regular maintenance comprises the largest portion of our work in this business segment. We provide well servicing rigs, equipment and crews for these maintenance services. Maintenance services are often performed on a series of wells in proximity to each other and typically require less than 48 hours per well. These services consist of routine mechanical repairs necessary to maintain production from the wells, such as repairing inoperable pumping equipment in an oil well or replacing defective tubing in a gas well, and removing debris such as sand and paraffin from the well. Other services include pulling the rods, tubing, pumps and other downhole equipment out of the well bore to identify and repair a production problem. These downhole equipment failures are typically caused by the repetitive pumping action of an oil well. Corrosion, water cut, grade of oil, sand production and other factors can also result in frequent failures of downhole equipment. Few gas wells have mechanical pumping systems in the well bore, and, as a result, regular maintenance work on gas wells in our markets is not a significant part of our business.

     The need for these services does not directly depend on the level of drilling activity, although it is somewhat impacted by short-term fluctuations in oil and gas prices. Our demand for maintenance services is affected by changes in the total number of producing oil and gas wells in our geographic service areas. Accordingly, maintenance services generally experiences relatively stable demand. Maintenance work, however, typically generates low operating margins due to the limited need for auxiliary equipment and related services. This is also the most competitive portion of the well servicing market due to the use of lighter rigs and smaller crews.

     Our regular well maintenance services involve relatively low cost, short duration jobs which are part of normal well operating costs. Demand for well maintenance is driven primarily by the production requirements of the local oil or gas fields and, to a lesser degree, the actual prices received for oil and gas. Well operators cannot delay all maintenance work without a significant impact on production. Operators may, however, choose to temporarily shut in producing wells when oil or gas prices are too low to justify additional expenditures, including maintenance.

  Workover

     In addition to periodic maintenance, producing oil and gas wells occasionally require major repairs or modifications called "workovers," which are typically more complex and more time consuming than maintenance operations. Workover services include extensions of existing wells to drain new formations either through recompletion to behind pipe zones, deepening wellbores to new zones or the drilling of lateral wellbores to improve reservoir drainage patterns. In less extensive workovers, our rigs are used to set plugs and perform recompletions or to drill out plugs and packers in existing wellbores to access previously bypassed productive zones. Our workover rigs are also used to convert producing wells to injection wells during enhanced recovery operations. Workovers also include major subsurface repairs such as casing repair or replacement, recovery or replacement of tubing and removal of foreign objects in the wellbore.

These extensive workover operations are normally performed by a workover rig with additional specialized auxiliary equipment, which may include rotary drilling equipment, mud pumps, mud tanks and blowout preventers, depending upon the particular type of workover operation. Most of our workover rigs are designed and equipped to perform complex workover operations. A workover may require a few days to several weeks. The demand for workover services is sensitive to oil and gas producers' intermediate and long term expectations for oil and gas prices. As oil and gas prices increase, the level of workover activity tends to increase as oil and gas producers seek to increase output, by enhancing the efficiency of their wells.

  New Well Completion

     New well completion services involve the preparation of newly drilled wells for production. The completion process may involve selectively perforating the well casing to access behind-pipe zones, stimulating and testing these zones and installing the production string and other downhole equipment. We provide well servicing rigs to assist in this completion process. Newly drilled wells are frequently completed by well servicing rigs to minimize the use of higher cost drilling rigs in the completion process. The completion process typically requires a few days to several weeks, depending on the nature and type of the completion, and generally requires additional auxiliary equipment. Accordingly, completion services require less well-to-well mobilization of equipment and generally provide higher operating margins than regular maintenance work. The demand for completion services is directly related to drilling activity levels, which are sensitive to expectations relating to and changes in oil and gas prices.

  Plugging and Abandonment

     Well servicing rigs are also used in the process of permanently closing oil and gas wells no longer capable of producing in economic quantities at the end of their productive life. Plugging and abandonment work can be performed with a standard well servicing rig along with wireline and cementing equipment; however, this service is typically provided by companies that specialize in plugging and abandonment work. Many well operators bid this work on a "turnkey" basis, requiring the service company to perform the entire job, including handling the salvage of equipment as part of the compensation received, and complying with state regulatory requirements. The plugging and abandonment market can provide favorable operating margins and is less sensitive to oil and gas pricing than drilling and workover activity since well operators must plug a well in accordance with state regulations when it is no longer productive. We currently have five rigs equipped to perform full service plugging and abandonment services in our Permian Basin region. This operation has the equipment and expertise to handle most plugging and abandonment jobs in the market and competes for projects many of our well servicing competitors find too difficult to manage. We also perform plugging and abandonment work throughout our operations in conjunction with equipment provided by other service companies.

  Fluid Services Segment

     During 1999, our fluid services segment represented approximately 34% of our revenue. This segment includes an integrated mix of liquids handling services, employing fluid service trucks, fluid storage tanks, Enviro-Vat system rentals, salt water disposal wells and fresh and brine water stations. Our breadth of capabilities in this business segment provides us with a competitive advantage as a one-stop source for our customers. Many of our competitors in this segment can provide some, but not all, of the equipment and services required by customers, requiring them to use several companies to meet their requirements and increasing their administrative burden.

     The following table sets forth the type, number and location of the fluid services equipment we operated as of December 31, 1999, including acquisitions made with the proceeds from this offering:

                                       FLUID               SALT WATER    FRESH AND
                                      SERVICES   SUPPORT    DISPOSAL    BRINE WATER   FLUID STORAGE   ENVIRO-VAT
OPERATING REGION                       TRUCKS    TRUCKS      WELLS       STATIONS         TANKS        SYSTEMS
----------------                      --------   -------   ----------   -----------   -------------   ----------
Permian Basin.......................     95        34           8           54             253            79
East Texas and North Louisiana......     21         2           3           --              61             4
South Texas.........................     32         3           2           --              38             3
Oklahoma............................     --        --          --           --              --             4
                                        ---        --          --           --             ---            --
          Total.....................    148        39          13           54             352            90

     We believe regular maintenance work comprises about 50% of our activity in this business segment. As in our well servicing segment, our fluid services segment has a base level of business volume related to the regular maintenance of oil and gas wells. Most oil and gas fields produce residual salt water in conjunction with the oil or gas produced. Fluid service trucks pick up this fluid from tank batteries at the well site and transport it to a salt water disposal well for injection. Our "hot oil" trucks are used to remove paraffin, a by-product of oil production in many fields, from the well bore. If paraffin is left untreated, it will inhibit production. This regular maintenance work must be performed if a well is to remain active. We have salt water disposal wells in most of our markets that allows us to compete effectively for this regular maintenance work. While relatively stable, this activity typically generates low operating margins. This is due to competition from numerous fluid service companies that also own salt water disposal wells or have access to public or oil and gas well operator-owned salt water disposal wells. Also, because the disposal of salt water is a significant part of the operating costs of a well, many oil and gas producers conduct a competitive bid process to select a service provider.

     We provide a full array of fluid sales, transportation, storage and disposal services required on most workover, drilling and completion projects. Workover, drilling and completion services also provides the opportunity for higher operating margins from tank rentals and fluid sales. Drilling and workover jobs typically require fresh water for drilling mud or circulating fluid used during the job. Completion and workover procedures often also require large volumes of fresh water for fracturing operations, a process of stimulating a well hydraulically to increase production. Spent mud and flowback fluids are required to be transported from the well site to a disposal well.

     Fluid Services Trucks. We own and operate 148 fluid service trucks. A fluid service truck is a bobtail or tractor/trailer truck with a fluid hauling capacity of up to 130 55-gallon barrels. Each fluid service truck is equipped to pump fluids from or into wells, pits, tanks and other storage facilities. The majority of our fluid service trucks are also used to transport water to fill frac tanks on well locations, including frac tanks provided by us and others, to transport produced salt water to disposal wells, including injection wells owned and operated by us, and to transport drilling and completion fluids to and from well locations. In conjunction with the rental of our frac tanks, we generally use our fluid service trucks to transport water for use in fracturing operations. Following completion of fracturing operations, our fluid service trucks are used to transport the flowback produced as a result of the fracturing operations from the well site to disposal wells. Fluid services trucks are generally provided to oilfield operators within a 50-mile radius of our nearest yard.

     Support Trucks. Our support trucks are used to move our fluid storage tanks and other equipment to and from the job sites of our customers.

     Salt Water Disposal Well Services. We own disposal wells that are permitted to dispose of salt water and incidental non-hazardous oil and gas wastes. Our transport trucks frequently transport fluids that are disposed of in the salt water disposal wells. The disposal wells have injection capacities ranging up to 3,500 barrels per day. Our salt water disposal wells are strategically located in close proximity to our customers' producing wells. Most oil and gas wells produce varying amounts of salt water throughout their productive lives. In Texas and New Mexico, oil and gas wastes and salt water produced from oil and gas wells are required by law to be disposed of in authorized facilities, including permitted salt water disposal wells. Injection wells are licensed by state authorities and are completed in permeable formations below the fresh water table. We maintain separators at each of our disposal wells permitting us to salvage residual crude oil, which is later sold for our account.

     Fresh and Brine Water Stations. Our network of fresh and brine water stations include fresh water wells and brine mixing stations which are used to supply water necessary for the drilling and completion of oil and gas wells. Our strategic locations, in combination with our other fluids handling services, gives us competitive advantage over other service providers and expands our customer base.

     Fluid Storage Tanks. Our fluid storage tanks can store up to 500 barrels of fluid and are used by oilfield operators to store various fluids at the well site, including water, brine, drilling mud and acid for frac jobs, flowback, temporary production and mud storage. We transport the tanks on our trucks to well locations which are usually within a 50-mile radius of our nearest yard. Frac tanks are used during all phases of the life of a producing well. We generally rent fluid services tanks at daily rates for a minimum of three days. A typical fracturing operation can be completed within four days using 10 to 40 frac tanks.

     Enviro-Vat System Rentals. The Enviro-Vat system is a unitized, trailer-mounted system that connects to the wellhead to catch small oil and other liquid spills that occur during regular maintenance, workover and completion activities.

PROPERTIES

     Our principal executive offices are located at 406 North Big Spring, Midland, Texas 79701. Pro forma for our pending acquisitions, we will conduct our business from 18 area offices, ten of which we own and eight of which we lease. Each office typically includes a yard, administrative office and maintenance facility. Of our 18 area offices, 14 are located in Texas, two are in Oklahoma and two are in New Mexico. One area office provides fluid handling services, three area offices provide well servicing and the remaining 14 area offices provide both. We believe that our leased and owned properties are adequate for our current needs.

CUSTOMERS

     We serve numerous major and independent oil and gas companies that are active in the areas in which we operate. During 1999, we provided services to more than 1,000 customers, the largest of which accounted for less than 7% of our total revenues. The majority of our business is with independent oil and gas companies. Our area managers maintain relationships with customers whose operating decisions are made in the field. Management expects that as major oil and gas companies continue their retreat from our operating regions, existing relationships with independent oil and gas companies will result in increased business activity for the Company.

OPERATING RISKS AND INSURANCE

     Our operations are subject to hazards inherent in the oil and gas industry, such as accidents, blowouts, explosions, craterings, fires and oil spills, that can cause:

     - personal injury or loss of life;
     - damage or destruction of property, equipment, the environment and marine life; and
     - suspension of operations.

     In addition, claims for loss of oil and gas production and damage to formations can occur in the workover business. If a serious accident was to occur at a location where our equipment and services are being used, it could result in our being named as a defendant in lawsuits asserting large claims.

     Because our business involves the transportation of heavy equipment and materials, we may also experience traffic accidents which may result in spills, property damage and personal injury.

     Despite our efforts to maintain high safety standards, we from time to time have suffered accidents in the past and anticipate that we could experience accidents in the future. In addition to the property and personal losses from these accidents, the frequency and severity of these incidents affect our operating costs and insurability, and our relationship with customers, employees and regulatory agencies. Any significant increase in the frequency or severity of these incidents, or the general level of compensation awards, could adversely affect the cost of, or our ability to obtain, workers' compensation and other forms of insurance, and could have other material adverse effects on our financial condition and results of operations.

     Although we maintain insurance coverage of types and amounts that we believe to be customary in the industry, we are not fully insured against all risks, either because insurance is not available or because of the high premium costs. We do maintain physical damage, employer's liability, pollution, cargo, umbrella, comprehensive commercial general liability and workers' compensation insurance. There can be no assurance, however, that any insurance obtained by us will be adequate to cover any losses or liabilities, or that this insurance will continue to be available or available on terms which are acceptable to us. Liabilities for which we are not insured, or which exceed the policy limits of our applicable insurance, could have a materially adverse effect on us.

COMPETITION

     The well service industry is highly competitive and fragmented and includes a number of small companies capable of competing effectively on a local basis and several large companies which possess substantially greater financial and other resources than we do. Pool Well Services, a subsidiary of Nabors Industries, Inc., and Key Energy Service, both provide well servicing and liquids handling services and are the largest companies in the domestic well services market. Pool and Key operate in multiple geographic regions and currently have significantly more domestic well servicing rigs than we do. We have numerous regional competitors for each of the services we provide. We believe that we are competitive in terms of pricing, performance, equipment, safety, availability of equipment to meet customer needs and availability of experienced, skilled personnel in those areas in which we operate. Excess capacity in the well service industry resulted in severe price competition throughout much of the past decade. We expect competition and pricing pressures to continue for the near future.

SAFETY PROGRAM

     In the well service industry, an important competitive factor in establishing and maintaining long-term customer relationships is having an experienced and skilled work force. In recent years, many of our larger customers have placed an emphasis not only on pricing, but also on safety records and quality management systems of contractors. We believe that these factors will gain further importance in the future. We have directed substantial resources toward employee safety and quality management training programs as well as our employee review process. While our efforts in these areas are not unique, many competitors, particularly small contractors, have not undertaken similar training programs for their employees.

ENVIRONMENTAL REGULATION

     Extensive federal, state and local laws regulating the discharge of materials into the environment or otherwise relating to health and safety or the protection of the environment affect our business. Numerous governmental departments issue regulations to implement and enforce these laws, which are often difficult and costly to comply with. Failure to comply with these laws and regulations often carries substantial administrative, civil and even criminal penalties. Some laws and regulations relating to protection of the environment may, in some circumstances, impose strict liability for environmental contamination, rendering a person liable for environmental damages and cleanup costs without regard to negligence or fault on the part of that person. Strict adherence with these regulatory requirements increases our cost of doing business and consequently affects our profitability. We believe that we are in substantial compliance with current applicable environmental laws and regulations and that continued compliance with existing requirements will not have a material adverse impact on our operations. However, environmental laws and regulations have been subject to frequent changes over the years, and the imposition of more stringent requirements could have a materially adverse effect upon our capital expenditures, earnings or our competitive position.

     The Comprehensive Environmental Response, Compensation and Liability Act, referred to as "CERCLA" in this prospectus, and comparable state laws impose liability, without regard to fault on some classes of persons that are considered to be responsible for the release of a hazardous substance into the environment. These persons include the current or former owner or operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of hazardous substances. Under CERCLA, these persons may be subject to joint and several liability for the costs of investigating and cleaning up hazardous substances that have been released into the environment, for damages to natural resources and for the costs of some health studies. In addition, companies that incur liability frequently also confront additional claims because it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances or other pollutants released into the environment from a polluted site.

     We generate non-hazardous and hazardous solid wastes that are subject to the requirements of the federal Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, referred to as "RCRA" in this prospectus, and comparable state statutes. Our operations generate minimal quantities of hazardous wastes because RCRA currently excludes drilling fluids, produced waters and other wastes associated with the exploration, development or production of oil and gas from regulation as hazardous waste. Disposal of wastes from oil and gas exploration, development and production that are non-hazardous wastes is usually regulated under state law. Other wastes handled at exploration and production sites or used in the course of providing well services may not fall within this exclusion from RCRA and may be regulated as hazardous waste. In addition, stricter standards for waste handling and disposal may be imposed on the oil and gas industry in the future. For instance, from time to time legislation has been proposed in Congress that would revoke or alter the current exclusion of exploration, development and production wastes from the RCRA definition of "hazardous wastes" thereby potentially subjecting these wastes to more stringent handling, disposal and cleanup requirements. If this legislation were enacted it could have a significant adverse impact on our operating costs, as well as the oil and gas industry and well servicing industry in general.

     Our operations are also subject to the Clean Air Act and comparable state and local requirements. Amendments to the Clean Air Act were adopted in 1990 and contain provisions that may result in the gradual imposition of some pollution control requirements with respect to air emissions from our operations. We may be required to incur capital expenditures in the next several years for air pollution control equipment in connection with obtaining and maintaining operating permits and approvals for air emissions. However, we do not believe our operations will be materially adversely affected by any of these requirements, and the requirements are not expected to be any more burdensome to us than to other similarly situated companies involved in well services activities. Our operations are also subject to the federal Clean Water Act and analogous state laws. Pursuant to the requirements of the Clean Water Act, the Environmental Protection Agency has adopted regulations concerning discharges of storm water runoff. This program requires covered facilities to obtain individual permits, participate in a group permit or seek coverage under an Environmental Protection Agency general permit. Some of our properties may require permits for discharges of storm water runoff and, as part of our overall evaluation of our current operations, we are applying for stormwater discharge permit coverage and updating stormwater discharge management practices at some of our facilities. We believe that we will be able to obtain, or be included under, these permits, where necessary, and make minor modifications to existing facilities and operations that would not have a material effect on us.

     The federal Clean Water Act and the federal Oil Pollution Act of 1990, which contains numerous requirements relating to the prevention of and response to oil spills into waters of the United States, require some owners or operators of facilities that store or otherwise handle oil to prepare and implement spill prevention, control, countermeasure and response plans relating to the possible discharge of oil into surface waters. We believe we are in substantial compliance with these regulations.

     We have acquired leasehold or ownership interests in a number of properties that, in some instances, have been previously operated as oil and gas related service yards by third parties not under our control. Service yards are generally used as staging areas for rigs and equipment when not in use, and there is the possibility that repair and maintenance activities on these rigs and equipment or storage of wellbore fluids at these yards during these prior years may have resulted in the release of petroleum hydrocarbons or other wastes on or under these properties. These properties and any wastes released thereon may be subject to CERCLA, RCRA, and analogous state laws. Notwithstanding our lack of control over properties operated by others, any failure by us to comply with applicable environmental regulations may, in certain circumstances, adversely impact upon our operations.

     Our underground injection operations are subject to the federal Safe Drinking Water Act, as well as analogous state and local laws and regulations. Pursuant to Part C of the Safe Drinking Water Act, the United States Environmental Protection Agency established the Underground Injection Control program, which established the minimum program requirements for state and local programs regulating underground injection activities. The Underground Injection Control program includes requirements for permitting, testing, monitoring, record keeping and reporting of injection well activities, as well as a prohibition against the migration of fluid containing any contaminant into underground sources of drinking water. Although we monitor the injection process of our wells, any leakage from the subsurface portions of the injection wells could cause degradation of fresh groundwater resources, potentially resulting in cancellation of operations of the well, issuance of fines and penalties from governmental agencies, expenditures for remediation of the affected resource and liability to third parties for property damages and personal injuries. In addition, our sales of residual crude oil collected as part of the saltwater injection process could impose liability on us in the event the entity to which the oil was transferred fails to manage the material in accordance with applicable environmental health and safety laws.

     We maintain insurance against some risks associated with underground contamination that may occur as a result of well service activities. However, this insurance is limited to activities at the wellsite and there can be no assurance that this insurance will continue to be available or that this insurance will be available at premium levels that justify its purchase. The occurrence of a significant event not fully insured or indemnified against could have a materially adverse effect on our financial condition and operations.

     We are also subject to the requirements of the Federal Occupational Safety and Health Act and comparable state statutes that regulate the protection of the health and safety of workers. In addition, the Federal Occupational Safety and Health Act hazard communication standard requires that information be maintained about hazardous materials used or produced in operations and that this information be provided to employees, state and local government authorities and citizens. We believe that our operations are in substantial compliance with the Federal Occupational Safety and Health Act requirements, including general industry standards, record keeping requirements, and monitoring of occupational exposure to regulated substances.

EMPLOYEES

     As of December 31, 1999, we employed approximately 646 people, with approximately 85% employed on an hourly basis. Our future success will depend partially on our ability to attract, retain and motivate qualified personnel. We are not a party to any collective bargaining agreements and we consider our relations with our employees to be satisfactory.

LEGAL PROCEEDINGS

     From time to time, we are a party to litigation or other legal proceedings that we consider to be a part of the ordinary course of our business. We are not involved currently in any legal proceedings that could reasonably be expected to have a material adverse effect on our financial condition or results of operations.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND OTHER KEY EMPLOYEES

     The directors, executive officers and other key employees of Sierra and their respective ages and positions are as follows:

NAME                                    AGE                  POSITION
----                                    ---                  --------
H. H. Wommack, III(1).................  44    Director and Chairman of the Board
Kenneth V. Huseman....................  47    President, Chief Executive Officer and
                                              Vice Chairman
Ronald T. McClung.....................  49    Chief Financial Officer
Dub W. Harrison.......................  42    Vice President - Regional Operations
Charles W. Swift......................  51    Vice President - Permian Basin
William M. Kerr, Jr.(1) ..............  42    Director
Paul L. Morris(2).....................  58    Director
William J. Myers(1)(2)................  63    Director
J. Steven Person......................  41    Director
Clifford A. Strozier(2)...............  70    Director

---------------

(1) Member of Compensation Committee

(2) Member of Audit Committee

     Set forth below is the description of the backgrounds of the directors, executive officers and other key employees of Sierra.

     H. H. WOMMACK, III has served as Chairman of the Board and a Director of Sierra since its inception in 1992. Mr. Wommack has served as Chairman of the Board, President, Chief Executive Officer and a Director of Southwest Royalties Holdings since it was formed in July 1997 and of Southwest Royalties since its founding in 1983. Prior to the formation of Southwest Royalties, Mr. Wommack was a self-employed independent oil and gas producer.

     KENNETH V. HUSEMAN became President and Chief Executive Officer and Vice Chairman in April 1999. Prior to joining Sierra, Mr. Huseman was the Chief Operating Officer of Key Energy Services, Inc. from August 1996 until April 1999 and Executive Vice President from March 1996 until August 1996. Mr. Huseman was the Mid-Continent Regional President of WellTech from August 1993 until March 1996 and Vice President and Mid-Continent Regional Manager from April 1993 until August 1993. Mr. Huseman was employed by Pool Energy Services Co. from January 1978 until April 1993 in financial and operations management positions including responsibility for well servicing and drilling operations throughout the United States.

     RONALD T. MCCLUNG joined Sierra in September 1999 as Chief Financial Officer. Mr. McClung was formerly employed by Key Energy Services Co. from March 1998 through August 1999 in Division and Corporate Controller positions. Previously, he was employed with Robinson, Burdette, Martin and Cowan, LLP (formerly Coopers & Lybrand L.L.P.) and KPMG for five and three years, respectively. Mr. McClung holds a CPA certification.

     DUB W. HARRISON serves as Vice President of Equipment and Maintenance. Mr. Harrison previously managed Sierra's East and South Texas operations. From 1987 to 1995, Mr. Harrison was an area manager for Pool Energy Services Co. with responsibilities for all aspects of well services and liquids handling services. Mr. Harrison also served as equipment superintendent and as a safety representative for Pool Energy Services.

     CHARLES W. SWIFT serves as Vice President of Regional Operations. Mr. Swift previously served as Division Manager of Sierra from July 1997 and managed operations for the Southeast Permian Basin. From 1986 to 1997, Mr. Swift was a general partner of S&N Well Servicing, Ltd. of Midland, Texas, which was acquired by Sierra in July 1997. Prior to founding S&N Well Servicing, Ltd., Mr. Swift served in various capacities in the well servicing industry for over 15 years.

     WILLIAM M. KERR, JR. became a director of Sierra in March 2000. Mr. Kerr was formerly an Advisory Director from May 1999 until March 2000. Mr. Kerr previously served as a Director of Sierra from January 1998. Mr. Kerr has been a partner of the law firm of Kerr & Ward, LLP since its founding in 1995. From 1982 until 1995, Mr. Kerr practiced law with the firm of Kerr, Fitz-Gerald & Kerr.

     PAUL L. MORRIS became a director of Sierra in March 2000. Mr. Morris was formerly an Advisory Director of Sierra from May 1999 until March 2000. Mr. Morris previously served as a Director of Sierra from January 1998. Since 1988, Mr. Morris has served as President and Chief Executive Officer of Wagner & Brown, Ltd., an oil and gas company headquartered in Midland, Texas. Mr. Morris previously served as President and Chief Executive Officer of Banner Energy, Inc., Vice President of Columbia Gas Development Corporation and in various other capacities in the oil and gas industry.

     WILLIAM J. MYERS became a director of Sierra in March 2000. Mr. Myers also serves as a director of both Bonus Resource Services Corp., a public well service company in Canada, and Diamond Products International, a diamond bit manufacturer in Houston, Texas. Prior to retiring in January 1999, Mr. Myers served as Group Vice President of Pool Energy Services for 11 years.

     J. STEVEN PERSON became a director of Sierra in March 2000. Mr. Person has served as Vice President of Marketing for Southwest Royalties Holding since its formation in July 1997. In addition, Mr. Person has served as Vice President of Marketing for Southwest Royalties since 1989 and as Vice President of Marketing for Midland Red Oak Reality since 1996.

     CLIFFORD A. STROZIER became a director of Sierra in March 2000. Prior to joining Sierra, Mr. Strozier was President of Jet-Lube, Inc., a speciality lubricant manufacturer headquartered in Houston, Texas, from 1990 until his retirement in 1995. Mr. Strozier previously served as Director of Domestic Marketing and Vice President of Contracts and Marketing for Pool Well Servicing Co.

BOARD CLASSES

     Our board of directors is divided into three classes. The directors serve staggered three-year terms. The terms of the directors of each class expire at the annual meetings of stockholders to be held in 2001 (Class I), 2002 (Class
II) and 2003 (Class III). At each annual meeting of stockholders, one class of directors will be elected for a full term of three years to succeed that class of directors whose terms are expiring. The current classification of directors is as follows:

     - Class I -- Messrs. Person and Strozier

     - Class II -- Messrs. Huseman and Kerr

     - Class III -- Messrs. Wommack, Morris and Myers

COMMITTEES

     Our audit committee consists of Messrs. Morris, Myers, and Strozier, each of whom is a non-employee director. The audit committee meets separately with representatives of our independent auditors and with representatives of senior management in performing its functions. The audit committee reviews the general scope of the audit function, matters relating to our internal control systems, our policies with respect to conflicts of interest, changes in accounting policies and other matters related to accounting and reporting functions.

     Our compensation committee consists of Messrs. Wommack, Huseman and Myers, each of whom is a non-employee director. The compensation committee administers our 2000 Stock Plan, and in this capacity makes all option grants or awards to our employees, including executive officers, under the plan. In addition, the compensation committee is responsible for making recommendations to the board of directors with respect to the compensation of our chief executive officer and our other executive officers and for establishing compensation and employee benefit policies.

COMPENSATION OF EXECUTIVE OFFICERS

     The following table summarizes all compensation earned by Sierra's Chief Executive Officer. No executive officer had total annual salary and bonuses exceeding $100,000 for services rendered in all capacities to Sierra during the year ended December 31, 1999.

                           SUMMARY COMPENSATION TABLE

                                                ANNUAL COMPENSATION(1)     LONG-TERM COMPENSATION
                                               YEAR ENDED DECEMBER 31,    -------------------------
                                                         1999             SECURITIES
                                               ------------------------   UNDERLYING    ALL OTHER
                                                SALARY          BONUS     OPTIONS(2)   COMPENSATION
                                               ---------       --------   ----------   ------------
Kenneth V. Huseman...........................  $180,930        $50,000        0           $8,701

---------------

(1) Mr. Huseman became an employee of Sierra effective May 1, 1999. Under the terms of his employment agreement, Mr. Huseman is entitled to the compensation described under "-- Employment Agreements" below.

(2) For information concerning the aggregate holdings of restricted stock by Mr. Huseman, see "-- Employment Agreements."

COMPENSATION OF DIRECTORS

     Directors who are our employees do not receive a retainer or fees for service on the board or any committees. We pay non-employee members of the board for their service as directors. Directors who are not employees receive a quarterly fee of $1,500 and a fee of $750 for attendance at each meeting of the board. In addition, pursuant to the 2000 Stock Plan, immediately following completion of this offering, each then non-employee director will receive, on that date, a stock option to purchase 10,000 shares of our common stock at the market price on the date of grant. Beginning with the regular annual meeting of stockholders in 2001, and on each annual meeting after that, each then serving non-employee director will receive a stock option to purchase 1,000 shares of common stock. Directors are reimbursed for reasonable out-of-pocket expenses incurred in attending meetings of the board or committees and for other reasonable expenses related to the performance of their duties as directors.

STOCK PLAN

     Sierra's 2000 Stock Plan was adopted by the Board of Directors of Sierra and approved by Sierra's stockholders in March 2000. The stock plan permits the granting of any or all of the following types of awards:

     - stock options;
     - restricted stock;
     - performance units;
     - automatic director options;
     - phantom shares;
     - other stock-based awards;
     - bonus stock; and
     - cash tax rights.

All officers and employees of, and any consultants to, Sierra or any affiliate of Sierra will be eligible for participation in all of the above listed awards under the stock plan. The non-employee directors of Sierra will receive automatic grants of director options under the stock plan (as described above) and also be eligible for participation in the above listed awards.

     The number of shares with respect to which awards may be granted under the 2000 Stock Plan is equal to 10% of the number of shares outstanding at the date of any grant not to exceed 2,000,000 shares, and an aggregate of up to 2,000,000 shares of common stock have been authorized and reserved for issuance pursuant to the stock plan. As of the date of this prospectus, no options to purchase shares of common stock have been granted under the stock plan. Under this stock plan, each non-employee director immediately following the closing of this offering will automatically receive an option to purchase 10,000 shares at the initial public offering price. In addition, each non-employee director will automatically receive an option to purchase 1,000 shares of common stock immediately after each annual meeting of stockholders beginning in 2001 while this stock plan is in effect. The stock plan is administered by the compensation committee of Sierra's board of directors. The compensation committee will select the participants who will receive awards, determine the type and terms of the awards to be granted and interpret and administer the stock plan. No awards may be granted under the stock plan after March 21, 2010.

STOCK OPTION GRANTS

     No stock options have been granted as of December 31, 1999.

EMPLOYMENT AGREEMENTS

     We have entered into an employment agreement with Mr. Huseman through April 30, 2004 with a minimum annual salary of $250,000 and an annual bonus ranging from $50,000 to $250,000 based on the level of performance objectives achieved by us. Pursuant to the agreement, Mr. Huseman has received a grant of 40,522 shares of stock in 1999. Pursuant to this agreement, as amended, Mr. Huseman has received additional grants during 2000 of an additional 17,364 shares that are subject to forfeiture if shares are not issued to JEDI II and 57,885 shares of restricted stock that will vest on anniversaries of his employment commencement date or earlier upon certain qualified terminations of his employment, 17,364 shares of which are also subject to forfeiture if shares are not issued to JEDI
II. In addition, upon a qualified termination of employment Mr. Huseman's base salary would be continued for the remainder of the term or for 36 months, whichever is less. However, if a qualifying termination were to occur following a change of control of Sierra, the above severance amount would be paid a lump sum.

     We have also entered into employment agreements with Ronald T. McClung, Dub
W. Harrison and Charles W. Swift, other officers through March 21, 2003. Pursuant to these agreements, if the officer's employment is terminated for certain reasons, he would be entitled to a lump sum severance payment equal to his annual salary payable for the remainder of the term or for six months, whichever is less, or 18 months in the event of a change of control of Sierra.

INDEMNIFICATION AGREEMENTS

     We intend to enter into indemnification agreements with some of our directors and officers pursuant to which we will indemnify such persons against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred as a result of the fact that such person, in his or her capacity as a director or officer, is made or threatened to be made a party to any suit or proceeding. Such persons will be indemnified to the fullest extent now or hereafter permitted by the General Corporation Law of the State of Delaware. The indemnification agreements will also provide for the advancement of expenses to such directors and officers in connection with any such suit or proceeding.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

     The descriptions set forth below do not purport to be complete and are qualified in their entirety by reference to the applicable agreements.

     On September 1, 1997, we, along with Southwest Royalties, entered into an agreement whereby Southwest Royalties agreed to provide us with administrative services, including accounting, bookkeeping, tax preparation and banking and disbursement services for $12,000 monthly. This service agreement was terminated December 31, 1999. We performed services for Southwest Royalties based on prices we believe to be comparable to prices charged in the region. Fees paid to us by Southwest Royalties for these services were $508,000, $906,000 and $1,010,000 for the years ended 1997, 1998 and 1999, respectively.

     Effective January 1996, a subsidiary of Southwest Royalties began performing computer services for us for $7,500 per month. This agreement is terminable by either party within 30 days and is on terms management believes are no less favorable to Sierra than prevailing market rates.

     William M. Kerr, Jr., a director of Sierra since January 1, 1998, is a partner in the law firm of Kerr & Ward, LLP. During 1998 and 1999, Sierra paid Kerr & Ward, LLP approximately $112,383 and $64,105, respectively, in fees for legal services performed. Management believes that the fees paid were no less favorable to Sierra than prevailing market rates for these services.

     We lease three well service rigs from Permian Basin Acquisition Group for $11,000 per month, with an option to purchase the rigs for the lesser of (1) the fair market value or (2) $180,000 per rig. Permian Basin Acquisition Group is owned by H.H. Wommack, III, Ken Huseman, Bill Coggin and Steve Person.

     Approximately $31.8 million of the net proceeds from this offering will be paid to Holding Co. I and JEDI II as a repayment of Subordinated Notes due 2004 and the redemption of Series A Cumulative Preferred Stock. JEDI II currently beneficially owns approximately 28.8% of our outstanding common stock and will own approximately % of our outstanding common stock upon the completion of this offering. Please read "Use of Proceeds" and "Principal Stockholders and Ownership by Management."

                             PRINCIPAL STOCKHOLDERS

     The following tables set forth information with respect to the beneficial ownership of the common stock of Sierra as of March 21, 2000, giving effect to the conversion of Series B Preferred Stock owned by JEDI II, by each person who is known by Sierra to own beneficially 5% or more of the common stock, by our named executive officer, our directors and by all of our executive officers and directors as a group. Unless otherwise indicated, the address of each stockholder listed below is Southwest Royalties Building, 407 N. Big Spring, Midland, TX 79701-4326.

                                                              SHARES OF    PERCENT OF    PERCENT OF
                                                               COMMON     CLASS BEFORE   CLASS AFTER
NAME OF BENEFICIAL OWNER                                        STOCK       OFFERING      OFFERING
------------------------                                      ---------   ------------   -----------
Southwest Royalties Holdings, Inc.(1).......................  1,931,616       66.7%
Southwest Partners II, L.P.(2)..............................    478,691       16.5
Southwest Partners III, L.P.(3).............................    892,225       30.8
Joint Energy Development Investments II Limited
  Partnership(4)............................................    833,556       28.8
  c/o Enron Corp.
  1400 Smith Street
  Houston, TX 77002
H. H. Wommack, III(5)(6)....................................  1,934,116
Kenneth V. Huseman(7).......................................    115,771        4.0
William M. Kerr, Jr.(6).....................................      2,500      *               *
Paul L. Morris(6)...........................................      2,500      *               *
William J. Myers(6).........................................      2,500      *               *
J. Steven Person(6).........................................      2,500      *               *
Clifford Strozier(6)........................................      2,500      *               *
Directors and Executive Officers as a Group (10
  persons)(8)...............................................  2,062,387       73.8%

---------------

  *  Less than one percent.

(1) Southwest Royalties, Inc. a wholly-owned subsidiary of Southwest Royalties Holdings, controls the vote of all shares owned by Southwest Partners II and Southwest Partners III as general partner of each of the two partnerships. Southwest Royalties Holdings directly owns 560,700 shares, or 19.4% of total shares outstanding and indirectly beneficially owns an additional 1,370,916 shares, or 47.3% of total shares outstanding through Southwest Royalties. The number of beneficially owned shares and percentage of class listed above reflect this control. The stockholders of Southwest Royalties Holdings who beneficially own 5% or more of the common stock of Southwest Royalties Holdings are H. H. Wommack, III and George H. Jewell, who own 72.9% and 5.7% of its common stock, respectively.

(2) Southwest Royalties owns 15% of the partnership interests in Southwest Partners II as the general partner. No other person owns 5% or more of the partnership interests.

(3) Southwest Royalties owns 15% of the partnership interests in Southwest Partners III as the general partner. No other person owns 5% or more of the partnership interests.

(4) Reflects the redemption of Series A Cumulative Preferred Stock with the proceeds of this offering prior to June 30, 2000. JEDI II holds 1,000 shares of Series B Convertible Preferred Stock. The shares of Series B Convertible Preferred Stock are convertible into fully paid and non-assessable shares of common stock, and JEDI II has agreed to the conversion of these shares effective upon the completion of this offering into 833,556 shares of common stock and the cancellation of the Series C Convertible Preferred Stock upon payment of $1,000. The general partner of JEDI II is an indirect wholly owned subsidiary of Enron Corp. Enron is the holding company of an integrated natural gas and electricity group headquartered in Houston, Texas. The limited partners of JEDI II are CalPERS and an indirect wholly owned subsidiary of Enron. CalPERS is the largest public pension system in the United States and is headquartered in Sacramento, California.

(5) Reflects the beneficial ownership of H. H. Wommack, III, the majority shareholder of Southwest Royalties Holdings and the intercompany relationships discussed in footnotes 1, 2 and 3 above.

(6) Includes 2,500 shares issuable within 60 days of        , 2000 pursuant to
    options that will be granted under the 2000 Stock Plan upon completion of this offering. The exercise price for these options will be the initial public offering price.

(7) Includes 34,728 shares of common issued but subject to vesting and forfeiture pursuant to Mr. Huseman's employment agreement, as amended.
    Includes        shares issuable within 60 days of             , 2000
    pursuant to options that will be granted under the 2000 Stock Plan upon completion of this offering. The exercise price for these options will be the initial public offering price.

(8) Includes        shares issuable within 60 days of             , 2000
    pursuant to options that will be granted under the 2000 Stock Plan upon completion of this offering. The exercise price for these options will be the initial public offering price.

                          DESCRIPTION OF CAPITAL STOCK

     Immediately prior to the closing of the offering, we will file our Amended and Restated Certificate of Incorporation which will, among other things, increase our number of authorized shares of common stock to 25,000,000. In addition, we will effect a 445-for-1 stock split in the form of a stock dividend to our existing stockholders and we will issue preferred share purchase rights to our existing stockholders. Shares of common stock issued in this offering will reflect the stock split and will have preferred share purchase rights attached.

     The following description of capital stock gives effect to the stock split, the issuance of the preferred share purchase rights, the redemption of Series A Cumulative Preferred Stock, the conversion of the Series B Convertible Preferred Stock and the cancellation of the Series C Convertible Preferred Stock.

     The authorized capital stock of Sierra consists of:

     - 25,000,000 shares of common stock, $0.01 par value;

     - 1,000 shares of Series A Cumulative Preferred Stock, $10,000 liquidation preference;

     - 1,000 shares of Series B Convertible Preferred Stock, $1 liquidation preference;

     - one share of Series C Convertible Preferred Stock, $1,000 liquidation preference; and

     - shares of Series One Junior Participating Preferred Stock, $.01 par value.

     Immediately prior to the offering,           shares of common stock were
outstanding. Five Hundred shares of Series A Cumulative Preferred Stock and one share of Series C Convertible Preferred Stock have been issued but will be redeemed or cancelled upon the completion of this offering, and 1,000 shares of Series B Convertible Preferred Stock will be converted into an aggregate of 833,556 shares of common stock.

     The following summarizes the material provisions of our capital stock and important provisions of our certificate of incorporation and bylaws. This summary is qualified by our certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part and by the provisions of applicable law.

COMMON STOCK

     Following the offering,        shares of common stock will be issued and
outstanding. Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Because holders of common stock do not have cumulative voting rights, the holders of a majority of the shares of common stock can elect all of the members of the board of directors standing for election. The holders of common stock are entitled to receive dividends as may be declared by the board of directors. However, no dividends may be paid or declared until all of the Series A Cumulative Preferred Stock has been redeemed. The common stock is entitled to receive pro rata all of the assets of Sierra available for distribution to its stockholders. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

PREFERRED STOCK

     Subject to the provisions of the certificate of incorporation and limitations prescribed by law, the board of directors has the authority to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, dividend rates, conversion rates, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of the series, which may be superior to those of the common stock, without further vote or action by the stockholders. There will be no shares of Series A Cumulative Preferred Stock, Series B Convertible Preferred Stock or Series C

Convertible Preferred Stock outstanding upon the closing of the offering, and Sierra has no present plans to issue any additional preferred stock.

     One of the effects of undesignated preferred stock may be to enable the board of directors to render more difficult or to discourage an attempt to obtain control of Sierra by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of Sierra's management. The issuance of shares of the preferred stock pursuant to the board of directors' authority described above may adversely affect the rights of the holders of common stock. For example, preferred stock issued by Sierra may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for the common stock or may otherwise adversely affect the market price of the common stock.

DESCRIPTION OF PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS

  Written Consent of Stockholders

     Our certificate of incorporation and bylaws provide that any action required or permitted to be taken by our stockholders must be taken at a duly called meeting of stockholders and not by written consent.

  Amendment of the Bylaws

     Under Delaware law, the power to adopt, amend or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. Our charter and bylaws grant our board the power to adopt, amend and repeal our bylaws at any regular or special meeting of the board on the affirmative vote of a majority of the directors then in office. Our stockholders may adopt, amend or repeal our bylaws but only at any regular or special meeting of stockholders by the holders of not less than 66 2/3% of the voting power of all outstanding voting stock.

  Special Meetings of Stockholders

     Our bylaws preclude the ability of our stockholders to call special meetings of stockholders.

  Other Limitations on Stockholder Actions

     Advance notice is required for stockholders to nominate directors or to submit proposals for consideration at meetings of stockholders. In addition, the ability of our stockholders to remove directors without cause is precluded.

  Classified Board

     Only one of three classes of directors is elected each year. See "Management -- Classified Board."

  Limitation of Liability of Officers and Directors

     Our certificate of incorporation provides that no director shall be personally liable to Sierra or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability as follows:

     - for any breach of the director's duty of loyalty to Sierra or its stockholders;
     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of laws;
     - for unlawful payment of a dividend or unlawful stock purchase or stock redemption; and
     - for any transaction from which the director derived an improper personal benefit.

     The effect of these provisions is to eliminate the rights of Sierra and its stockholders, through stockholders' derivative suits on behalf of Sierra, to recover monetary damages against a director or breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

  Business Combination Under Delaware Law

     We are subject to Delaware's anti-takeover law, which is Section 203 of the Delaware General Corporation Law. This law provides that specified persons who, together with affiliates and associates, own, or within three years did own, 15% or more of the outstanding voting stock of a corporation may not engaged in certain business combinations with the corporation for a period of three years after the date on which the person became an interested stockholder. The law does not include interested stockholders prior to the time our common stock is listed on the Nasdaq National Market. The law defines the term "business combination" to encompass a wide variety of transactions with or caused by an interested stockholder, including mergers, asset sales and other transactions in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders. This provision has an anti-takeover effect with respect to transactions not approved in advance by our Board of Directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of our common stock. With approval of our stockholders, we could amend our Certificate of Incorporation in the future to elect not to be governed by the anti-takeover law. This election would be effective 12 months after the adoption of the amendment and would not apply to any business combination between Sierra and any person who became an interested stockholder of Sierra on or before the adoption of the amendment.

RIGHTS TO PURCHASE PREFERRED STOCK

     On             , 2000, our board declared a dividend of one preferred share purchase right for each outstanding share of common stock held of record on
            , 2000. It also approved the further issuance of rights with respect to all shares of common stock that we issue after that date and prior to the rights becoming exercisable. The rights were issued under a rights agreement
between our company and           , as rights agent. When the rights become
exercisable, each right will entitle the registered holder to purchase from us one one-hundredth of a share of Series One Preferred Stock at a price of $70.00 in cash, subject to adjustment. Until the occurrence of specified events, the rights:

     - are not exercisable;
     - will be evidenced by the certificates for our common stock; and
     - will not be transferable apart from our common stock.

     Detachment of Rights; Exercise. The rights are currently attached to all certificates representing outstanding shares of common stock and no separate right certificates have been distributed. The rights will separate from the common stock on a distribution date, which will occur upon the earlier of:

     - ten business days following the public announcement that a person or group, other than exempt persons, has acquired beneficial ownership of 15% or more of our outstanding voting securities; or
     - ten business days following the commencement or announcement of an intention to commence a tender offer or exchange offer, which, if completed, would result in the beneficial ownership by a person or group, other than exempt persons, of 15% or more of our outstanding voting securities.

     The rights are not exercisable until the distribution date. As soon as practicable following the distribution date, separate certificates evidencing the rights will be mailed to holders of record of our common stock as of the close of business on the distribution date. After mailing, the separate certificates alone will evidence the rights.

     If a person or group, other than exempt persons, were to acquire 15% or more of our voting securities, each right then outstanding would become a right to buy that number of shares of common stock that at the time of the acquisition of 15% or more of our voting securities would have a market value of two times the exercise price of the right. Rights beneficially owned by the acquiring person or group would, however, become null and void.

     If, following the occurrence of a distribution date, we were acquired in a merger or other business combination transaction, the rights agreement requires that the documents relating to the business combination must contain provisions relating to the rights. Those documents must provide that, after the merger or other business combination, each holder of a right would have the right to receive, upon exercise at the then current exercise price, that number of shares of common stock of the acquiring company that at the time would have a market value of two times the exercise price of the right.

     Exempt persons under the rights agreement include (1) Sierra and its subsidiaries, (2) H.H. Womack, III, his spouse, heirs and their affiliates, (3) Southwest Royalties Holdings, Inc., Southwest Partners II, L.P. and Southwest Partners III, L.P. and their affiliates and associates, and (4) JEDI II so long as JEDI II does not own in excess of 15% of the shares of common stock then-outstanding.

     Antidilution and Other Adjustments. The number of shares or fractions of Series One Preferred Stock or other securities or property issuable upon exercise of the rights, and the purchase price payable, are subject to customary adjustments from time to time to prevent dilution. The number of outstanding rights and the number of shares or fractions of Series One Preferred Stock issuable upon exercise of each right are also subject to adjustment if any of the following events occurs prior to the distribution date:

     - a stock dividend on our common stock payable in our common stock; or

     - any subdivision, consolidation or combination of our common stock.

     Exchange Option. At any time after the acquisition by a person or group, other than an exempt person, of beneficial ownership of 15% or more but less than 50% of our outstanding voting securities, our board may, at its option, issue common stock in mandatory redemption of all or part of the rights. Any rights owned by the acquiring person or group would become null and void. The redemption must be at an exchange ratio of one share of our common stock for each two shares of our common stock for which each right is then exercisable, subject to adjustment.

     Redemption of Rights. At any time prior to the first public announcement that a person or group has become the beneficial owner of 15% or more of our outstanding voting securities, our board may redeem all but not less than all the then outstanding rights at a price of $.01 per right. The redemption of the rights may be made effective at the time, on the basis and with the conditions that the board may establish. Immediately after our board's decision to redeem the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

     Expiration; Amendment of Rights. The rights will expire on           , 2010
unless earlier extended, redeemed or exchanged. Our board may amend the terms of the rights without the consent of the holders of the rights. This includes amendments to extend the expiration date of the rights, and, if a distribution date has not occurred, to extend the period during which the rights may be redeemed. After the first public announcement that a person or group, other than an exempt person, has become the beneficial owner of 15% or more of our outstanding voting securities, no amendment may materially and adversely affect the interests of holders of the rights.

REGISTRATION RIGHTS

     Pursuant to a registration rights agreement dated as of March 31, 1999, Sierra granted to JEDI II the right to require Sierra to register shares of our common stock. JEDI II may require Sierra to register shares of common stock on up to three occasions after the completion of an initial public offering. In addition, JEDI II may require Sierra to include shares of common stock in a registration statement filed by Sierra other than on Forms S-4 or S-8 or any successor forms. The rights of JEDI II will terminate whenever the shares covered by this agreement may be sold pursuant to Rule 144(k) or JEDI II has disposed of these shares pursuant to a registration statement or Rule 144.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the common stock is           of New
York.

LISTING

     Application will be made to include the shares of Sierra for quotation in the Nasdaq National Market under the symbol "SRVC".

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no public market for our common stock. The market price of our common stock could drop due to sales of a large number of shares of our common stock or the perception that these sales could occur. These factors could also make it more difficult to raise funds through future offerings of common stock.

     After this offering,        shares of common stock will be outstanding, or
       shares if the underwriters exercise their over-allotment option in full.
Of these shares, the        shares sold in this offering, or        shares if
the underwriters exercise their over-allotment option in full, will be freely tradable without restriction under the Securities Act except for any shares purchased by one of our "affiliates" as defined in Rule 144 under the Securities Act. A total of 2,894,293 shares will be "restricted securities" within the meaning of Rule 144 under the Securities Act or subject to lock-up arrangements. An aggregate of 2,888,507 of these shares will become available for resale in the public market as shown in the chart below:

                                   DATE OF AVAILABILITY FOR RESALE
NUMBER OF SHARES                          INTO PUBLIC MARKET
-----------------                  -------------------------------
    2,859,566        180 days after the date of this prospectus due to a lock-up agreement these stockholders have with Prudential Securities
                     Incorporated; however, Prudential Securities Incorporated
                     can waive this restriction at any time and without notice.
       28,941        Between 181 and 365 days after the date of this prospectus due to the requirements of the federal securities laws.

     The restricted securities generally may not be sold unless they are registered under the Securities Act or are sold pursuant to an exemption from registration, such as the exemption provided by Rule 144 under the Securities Act.

     Our officers and directors and all stockholders have entered into lock-up agreements under which we and they agree not to offer or sell any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days from the date of this prospectus without the prior written consent of Prudential Securities Incorporated, on behalf of the underwriters. Prudential Securities Incorporated may, at any time and without notice, waive any of the terms of these lock-up agreements specified in the underwriting agreement. Following the lock-up period, these shares will not be eligible for sale in the public market without registration under the Securities Act unless these sales meet the conditions and restrictions of Rule 144 as described below.

     As restrictions on resale end, the market price of our common stock could drop significantly if the holders of these restricted shares sell them, or are perceived by the market as intending to sell them.

RULE 144

     In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares for a period of at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

     - 1% of the then outstanding shares of common stock; and
     - the average weekly trading volume in the common stock on the Nasdaq National Market during the four calendar weeks immediately preceding the date on which the notice of the sale on Form 144 is filed with the Securities Exchange Commission.

     Sales under Rule 144 are also subject to other provisions relating to notice and manner of sale and the availability of current public information about us.

RULE 144(k)

     Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an "affiliate," is entitled to see the shares without complying with the manner of sale, public information, volume limitation or notice provision of Rule 144.

REGISTRATION RIGHTS

     Pursuant to a registration rights agreement dated as of March 31, 1999, Sierra granted to JEDI II the right to require Sierra to register shares of our common stock. JEDI II may require Sierra to register shares of common stock on up to three occasions after the completion of an initial public offering. In addition, JEDI II may require Sierra to include shares of common stock in a registration statement filed by Sierra other than on Forms S-4 or S-8 or any successor forms. The rights of JEDI II will terminate whenever the shares covered by this agreement may be sold pursuant to Rule 144(k) or JEDI II has disposed of these shares pursuant to a registration statement or Rule 144.

     Upon completion of this offering,   shares of our common stock will be
subject to stock options, of which   shares will be immediately exercisable.
Additional shares of our common stock will be reserved for issuance under our stock option plan as described under "Management -- Executive
Compensation -- Stock Option Plans."

                                  UNDERWRITING

     We have entered into an underwriting agreement with the underwriters named below, for whom Prudential Securities Incorporated, Johnson Rice & Company L.L.C. and Simmons & Company International are acting as representatives. We are obligated to sell and the underwriters are obligated to purchase, all of the shares offered on the cover page of this prospectus, if any are purchased. Subject to certain conditions of the underwriting agreement, each underwriter has severally agreed to purchase the shares indicated opposite its name:

                                                                NUMBER
                                                               OF SHARES
UNDERWRITERS                                                   ---------
Prudential Securities Incorporated..........................
Johnson Rice & Company L.L.C................................
Simmons & Company International.............................

                                                               ---------
     Total..................................................
                                                               =========

     The underwriters may sell more shares than the total number of shares offered on the cover page of this prospectus and they have, for a period of 30 days from the date of this prospectus, an over-allotment option to purchase up to additional shares from us. If any additional shares are purchased, the underwriters will severally purchase the shares in the same proportion as per the table above.

     The representatives of the underwriters have advised us that the shares will be offered to the public at the offering price indicated on the cover page of this prospectus. The underwriters may allow to selected dealers a concession
not in excess of $     per share and such dealers may reallow a concession not
in excess of $     per share to certain other dealers. After the shares are
released for sale to the public, the representatives may change the offering price and the concessions.

     We have agreed to pay to the underwriters the following fees, assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares:

                                                                      TOTAL FEES
                                               --------------------------------------------------------
                                               FEE PER     WITHOUT EXERCISE OF      FULL EXERCISE OF
                                                SHARE     OVER-ALLOTMENT OPTION   OVER-ALLOTMENT OPTION
                                               --------   ---------------------   ---------------------
Fees paid by us..............................  $                $                       $

     In addition, we estimate that we will spend approximately $     in expenses
for this offering. We and Southwest Royalties Holdings have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in respect of these liabilities.

     We, our officers and directors and all stockholders of Sierra have entered into lock-up agreements pursuant to which we and they have agreed not to offer or sell any shares of common stick or securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days from the date of this prospectus without the prior written consent of Prudential Securities Incorporated, on behalf of the underwriters. Prudential Securities Incorporated may, at any time and without notice, waive the terms of these lock-up agreements specified in the underwriting agreement.

     Prior to this offering, there has been no public market for the common stock of our Company. The public offering price, negotiated between us, and the representatives, is based upon various factors such as our financial and operating history and conditions, its prospects, the prospects for the industry we are in and prevailing market conditions.

     Prudential Securities Incorporated, on behalf of the underwriters, may engage in the following activities in accordance with applicable securities rules:

     - Over-allotments involving sales in excess of the offering size, creating a short position. Prudential Securities Incorporated may elect to reduce this short position by exercising some or all of the over-allotment option.

     - Stabilizing and short cover stabilizing bids to purchase the shares are permitted if they do not exceed a specified maximum price. After the distribution of shares has been completed, short covering purchases in the open market may also reduce the short position. These activities may cause the price of the shares to be higher than would otherwise exist in the open market.

     - Penalty bids permitting the representatives to reclaim concessions from a syndicate member for the shares purchased in the stabilizing or short covering transactions.

     These activities, which may be commenced and discontinued at any time, may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

     Each underwriter has represented that it has complied and will comply with all applicable laws and regulations in connection with the offer, sale or delivery of the shares and related offering materials in the United Kingdom, including:

     - the Public Offers of Securities Regulations 1995;

     - the Financial Services Act 1986; and

     - the Financial Services Act 1986, (Investment Advertisements) (Exemptions) Order 1996 (as amended).

     Prudential Securities Incorporated facilitates the marketing of new issued online through its PrudentialSecurities.com division. Clients of Prudential Advisor(SM), a full service brokerage firm program, may view offering terms and a prospectus online and place orders through their financial advisors.

     We have asked the underwriters to reserve shares for sale at the same offering price directly to our officers, directors, employees and other business affiliates or related third parties. The number of shares available for sale to the general public in the offering will be reduced to the extent such persons purchase the reserved shares.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered by this prospectus will be passed upon for us by Andrews & Kurth L.L.P., Houston, Texas and passed upon for the underwriters by Vinson & Elkins L.L.P., Houston, Texas.

                                    EXPERTS

     Sierra's financial statements as of December 31, 1998 and 1999, and for each of the years in the three year period ended December 31, 1999 have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     We have filed a registration statement on Form S-1 to register with the SEC the common stock offered by this prospectus. This prospectus is a part of that registration statement. As allowed by SEC rules, this prospectus does not contain all of the information contained in the registration statement or the exhibits to the registration statement.

     We are subject to the informational requirements of the Securities Exchange Act of 1934. Accordingly, we will file annual, quarterly and current reports, proxy statements, and other information with the SEC. The public may read and copy any reports, statements, or other information that we file at the SEC's public reference room at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "http://www.sec.gov."

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

         Sierra Well Service, Inc.
         Attention:
         406 North Big Spring
         Midland, Texas 79701
         (915) 570-0829

     You should rely on the information contained in this prospectus and any prospectus supplement. We have not authorized anyone to provide you with information that is different from what is contained in this prospectus.

     You should not assume that the information contained in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents, and neither the delivery of this prospectus or any prospectus supplement to you nor the issuance of stock under them will create any implication to the contrary.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Unaudited Pro Forma Combined Financial Statements of Sierra
  Well Service, Inc. .......................................  F1-1
  Unaudited Pro Forma Combined Balance Sheet as of December
     31, 1999...............................................  F1-2
  Unaudited Pro Forma Combined Statement of Operations for
     the year ended December 31, 1999.......................  F1-3
  Notes to Unaudited Pro Forma Combined Financial
     Statements.............................................  F1-4
  Financial Statements of Sierra Well Service, Inc.
  Independent Auditors' Report..............................  F2-1
  Balance Sheets at December 31, 1998 and 1999..............  F2-2
  Statements of Operations for the years ended December 31,
     1997, 1998 and 1999....................................  F2-3
  Statements of Stockholders' Equity for the years ended
     December 31, 1997, 1998 and 1999.......................  F2-4
  Statements of Cash Flows for the years ended December 31,
     1997, 1998 and 1999....................................  F2-5
  Notes to Financial Statements.............................  F2-6

               UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

     Our unaudited pro forma combined balance sheet has been prepared to give effect to the acquisitions of Turn Around Trucking, Inc., Trinity Services, Sundown Operating, Inc., Eunice Well Servicing Co., Inc., and Gold Star Service Company, Inc., which are collectively referred to as the Acquisitions, and to
the issuance of           shares of common stock in an initial public offering
and the application of proceeds therefrom as if these transactions had occurred on December 31, 1999. Our unaudited pro forma combined statement of operations has been prepared to give effect to the Acquisitions and to the issuance of shares of common stock in an initial public offering and the application of the proceeds thereof as if these transactions had occurred on January 1, 1999. The acquisition of Harrison Well Service, Inc. has not been reflected in these pro forma financial statements because that business is inactive.

     Future results may vary significantly from the results reflected in the accompanying unaudited pro forma combined financial statements because of, among other factors, changes in product and service prices and future acquisitions.

     The unaudited pro forma adjustments relative to the Acquisitions are based upon preliminary estimates. We do not believe that the actual adjustments will differ significantly from these preliminary estimates. The unaudited pro forma adjustments related to the anticipated initial public offering are based on preliminary estimates of the number of shares of common stock to be sold and the price to be received for each share. The estimates of these amounts may vary significantly and, therefore, the net proceeds available from the offering may be significantly different than anticipated herein.

     The unaudited pro forma combined financial statements should be read in conjunction with our financial statements and those of the Acquisitions included elsewhere herein.

                                      F1-1

                           SIERRA WELL SERVICE, INC.

                        PRO FORMA COMBINED BALANCE SHEET
                               DECEMBER 31, 1999
                                 (IN THOUSANDS)

                                                                TURN
                                               SIERRA WELL     AROUND    TRINITY        EUNICE       GOLD STAR    SUNDOWN
                                              SERVICE, INC.   TRUCKING   SERVICES   WELL SERVICING    SERVICE    OPERATING
                                              -------------   --------   --------   --------------   ---------   ---------
                   ASSETS
CURRENT ASSETS
  Cash and cash equivalents.................    $  1,062       $  354      $ 55         $   38        $   78      $ 1,144
  Trade accounts receivable, net of
    allowance...............................       7,477        1,166       110            595           297          716
  Accounts receivable -- related party......          73                                                              737
  Inventories...............................         144           32        --              5            20           48
  Deferred tax asset-current................          --                                                               82
  Other assets..............................         215          412         4             61             9            1
                                                --------       ------      ----         ------        ------      -------
        Total current assets................       8,971        1,964       169            699           404        2,728
PROPERTY AND EQUIPMENT, NET.................      31,186        2,715       180            904           764        1,401
OTHER ASSETS
  Deferred loan costs, net of
    amortization............................         494           --        --             20            --           --
  Goodwill, net of amortization.............       4,633           --        --             --            --           --
  Other receivable -- related party.........          --           --        --             --            --          295
  Other.....................................       1,577           --        --             60             4          234
                                                --------       ------      ----         ------        ------      -------
        Total other assets..................       6,704           --        --             80             4          529
                                                --------       ------      ----         ------        ------      -------
TOTAL ASSETS................................    $ 46,861       $4,679      $349         $1,683        $1,172      $ 4,658
                                                ========       ======      ====         ======        ======      =======

    LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current portion of long-term debt.........    $  1,164       $  727      $235         $  252        $   46      $    --
  Accounts payable..........................       4,281          306         2             99            35          102
  Accounts payable -- related party.........          49           --        --             --            --           --
  Accrued expenses..........................       1,698           --        --             30            47          312
  Deferred tax liability -- current.........         104           --        --             --            --           --
                                                --------       ------      ----         ------        ------      -------
        Total current liabilities...........       7,296        1,033       237            381           128          414
LONG-TERM DEBT..............................      50,371        1,752        34            813            --           --
DEFERRED TAX LIABILITY -- NON CURRENT.......       2,224          542                                     55           31
STOCKHOLDERS' EQUITY:
  Preferred stock...........................       5,307           --        --             --            --           --
  Common stock..............................          20            1                        5             1            3
  Additional paid-in capital................      24,829            9                                     24        2,563
  Treasury stock............................                                                (8)                    (2,566)
  Deferred compensation.....................
  Accumulated earnings (deficit)............     (43,186)       1,342        78            492           964        4,213
                                                --------       ------      ----         ------        ------      -------
        Total stockholders' equity..........     (13,030)       1,352        78            489           989        4,213
                                                --------       ------      ----         ------        ------      -------
TOTAL LIABILITIES AND STOCKHOLDERS'
  EQUITY....................................    $ 46,861       $4,679      $349         $1,683        $1,172      $ 4,658
                                                ========       ======      ====         ======        ======      =======

                                                PRO FORMA
                                               ADJUSTMENTS
                                              DEBIT (CREDIT)     PRO FORMA
                                              --------------     ---------
                   ASSETS
CURRENT ASSETS
  Cash and cash equivalents.................     $(15,279)(1)    $  3,438
                                                   15,986(3)
  Trade accounts receivable, net of
    allowance...............................         (110)(1)      10,251
  Accounts receivable -- related party......                          810
  Inventories...............................                          249
  Deferred tax asset-current................                           82
  Other assets..............................           (4)(1)         698
                                                                 --------
        Total current assets................                       15,528
PROPERTY AND EQUIPMENT, NET.................        7,848(1)       44,998
OTHER ASSETS
  Deferred loan costs, net of
    amortization............................          (20)(1)         247
                                                     (247)(3)
  Goodwill, net of amortization.............        6,107(1)       10,740
  Other receivable -- related party.........                          295
  Other.....................................          200(1)        2,075
                                                                 --------
        Total other assets..................                       13,357
                                                                 --------
TOTAL ASSETS................................                     $ 73,883
                                                                 ========
    LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current portion of long-term debt.........          235(1)     $  2,189
  Accounts payable..........................            2(1)        4,823
  Accounts payable -- related party.........                           49
  Accrued expenses..........................                        2,087
  Deferred tax liability -- current.........                          104
                                                                 --------
        Total current liabilities...........                        9,252
LONG-TERM DEBT..............................       26,535(3)       28,051
                                                   (1,616)(1)
DEFERRED TAX LIABILITY -- NON CURRENT.......       (2,495)(1)       5,261
                                                       86(3)
STOCKHOLDERS' EQUITY:
  Preferred stock...........................        5,306(3)           --
                                                        1(4)
  Common stock..............................            8(1)           66
                                                       (1)(2)
                                                      (35)(3)
                                                       (8)(4)
  Additional paid-in capital................          609(1)       75,727
                                                   (1,128)(2)
                                                  (47,790)(3)
                                                        7(4)
  Treasury stock............................       (2,574)(1)
  Deferred compensation.....................          807(2)         (807)
  Accumulated earnings (deficit)............        7,089(1)      (43,667)
                                                      322(2)
                                                      159(3)
                                                                 --------
        Total stockholders' equity..........                       31,319
                                                                 --------
TOTAL LIABILITIES AND STOCKHOLDERS'
  EQUITY....................................                     $ 73,883
                                                                 ========

  See accompanying notes to unaudited pro forma combined financial statements

                                      F1-2

                           SIERRA WELL SERVICE, INC.

                   PRO FORMA COMBINED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1999
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                            SIERRA WELL    TURN AROUND   TRINITY        EUNICE       GOLD STAR    SUNDOWN
                                           SERVICE, INC.    TRUCKING     SERVICES   WELL SERVICING    SERVICE    OPERATING
                                           -------------   -----------   --------   --------------   ---------   ---------
REVENUES
  Well servicing.........................      24,453        $   --       $1,148        $2,094        $   --      $5,653
  Fluid services.........................      12,878         5,288                                    1,759          --
                                             --------        ------       ------        ------        ------      ------
                                               37,331         5,288        1,148         2,094         1,759       5,653
EXPENSES
  Well servicing.........................      20,164            --          501         1,645            --       3,269
  Fluid services.........................       9,613         3,608           --            --         1,591          --
  General and administrative.............       5,229         1,160          275           391                     1,321
  Depreciation and amortization..........       6,747           504           52           260           114         300
                                             --------        ------       ------        ------        ------      ------
                                               41,753         5,272          828         2,296         1,705       4,890
OPERATING INCOME (LOSS)..................      (4,422)           16          320          (202)           54         763
OTHER INCOME (EXPENSE)
  Interest income........................         100            37                          3                       105
  Interest expense.......................      (6,065)         (219)         (24)         (123)           (9)
  Gain (loss) on sale of assets..........        (301)           82           (2)          117
  Other, net.............................          45            (6)           1            16            18           1
                                             --------        ------       ------        ------        ------      ------
                                               (6,221)         (106)         (25)           13             9         106
INCOME (LOSS) BEFORE INCOME TAXES........     (10,643)          (90)         295          (189)           63         869
  Income tax (expense) benefit...........      (2,328)           23                         30            36        (329)
                                             --------        ------       ------        ------        ------      ------
NET INCOME (LOSS)........................     (12,971)          (67)      $  295        $ (159)       $   99      $  540
                                             --------        ------       ------        ------        ------      ------
PREFERRED STOCK DIVIDENDS................         430
                                             --------        ------       ------        ------        ------      ------
NET INCOME (LOSS) AVAILABLE TO COMMON
  STOCKHOLDERS...........................    $(13,401)       $  (67)      $  295        $ (159)       $   99      $  540
                                             ========        ======       ======        ======        ======      ======
NET LOSS PER SHARE.......................    $  (6.78)
                                           =============

                                             PRO FORMA
                                            ADJUSTMENTS
                                           DEBIT (CREDIT)     PRO FORMA
                                           --------------     ---------
REVENUES
  Well servicing.........................     $   142(6)      $ 33,206
  Fluid services.........................                       19,925
                                                              --------
                                                                53,131
EXPENSES
  Well servicing.........................         (22)(6)       25,557
  Fluid services.........................                       14,812
  General and administrative.............         161(7)         8,537
  Depreciation and amortization..........         693(5)         8,670
                                                              --------
                                                                57,576
OPERATING INCOME (LOSS)..................                       (4,445)
OTHER INCOME (EXPENSE)
  Interest income........................                          245
  Interest expense.......................         144(8)        (4,150)
                                               (2,434)(9)
  Gain (loss) on sale of assets..........                         (104)
  Other, net.............................                           75
                                                              --------
                                                                (3,934)
INCOME (LOSS) BEFORE INCOME TAXES........                       (8,379)
  Income tax (expense) benefit...........         461(10)       (3,029)
                                                              --------
NET INCOME (LOSS)........................                      (11,408)
                                                              --------
PREFERRED STOCK DIVIDENDS................        (430)(4)           --
                                                              --------
NET INCOME (LOSS) AVAILABLE TO COMMON
  STOCKHOLDERS...........................                     $(11,408)
                                                              ========
NET LOSS PER SHARE.......................                     $
                                                              =========

  See accompanying notes to unaudited pro forma combined financial statements

                                      F1-3

                           SIERRA WELL SERVICE, INC.

           NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

     The unaudited pro forma combined balance sheet has been prepared to give effect to the acquisitions of Turn Around Trucking, Inc., Trinity Services, Sundown Operating Inc., Eunice Well Servicing Co., Inc., and Gold Star Service Company, Inc., which are collectively referred to as the Acquisitions, and to
the issuance of           shares of common stock in an initial public offering
and the application of proceeds therefrom as if the Acquisitions and the offering had occurred on December 31, 1999. The unaudited pro forma combined statement of operations has been prepared to give effect to the Acquisitions,
and to the issuance of           shares of common stock in an initial public
offering and the application of the proceeds therefrom based on an estimated
initial public offering price of      per share as if the Acquisitions and the
offering had occurred on January 1, 1999.

2. PRO FORMA ADJUSTMENTS

      (1) To record the Acquisitions using the purchase method of accounting. The following table details the acquisition entry:

                                                               EUNICE
                                     TURN AROUND   TRINITY      WELL      GOLD STAR    SUNDOWN
                                      TRUCKING     SERVICES   SERVICING    SERVICE    OPERATING    TOTAL
                                     -----------   --------   ---------   ---------   ---------   -------
                                                                (IN THOUSANDS)
Assets and liabilities acquired:
  Net current assets...............    $   931      $   --     $  318      $  276      $ 2,314    $ 3,839
  Property and equipment...........      3,138         593      2,346       1,397        6,338     13,812
  Covenants not to compete.........         50          --         50          50           50        200
  Goodwill.........................      4,027       1,346         80         662           (8)     6,107
  Other assets.....................         --          --         60           4          529        593
  Long-term debt, net of current
     portion.......................     (1,752)         --       (813)         --           --     (2,565)
  Deferred tax liability...........       (715)         --       (436)       (263)      (1,709)    (3,123)
                                       -------      ------     ------      ------      -------    -------
                                       $ 5,679      $1,939     $1,605      $2,126      $ 7,514    $18,863
                                       =======      ======     ======      ======      =======    =======
Consideration given:
  Cash.............................    $ 4,379      $1,600     $1,205      $1,526      $ 6,514    $15,224
  Convertible notes................         --         250        400          --        1,000      1,650
  Common stock.....................      1,300          --         --         600           --      1,900
  Warrants for commons stock.......         --          89         --          --           --         89
                                       -------      ------     ------      ------      -------    -------
                                       $ 5,679      $1,939     $1,605      $2,126      $ 7,514    $18,863
                                       =======      ======     ======      ======      =======    =======
Additional information:
  Estimated tax basis of
     property......................    $ 1,034      $  593     $1,065      $  624      $ 1,311    $ 4,627
  Estimated shares of common stock
     to be issued..................         87          --         --          40           --        127
  Estimated number of warrants.....         --          17         --          --           --         17

        Each of the Acquisitions, with the exception of Trinity, is a purchase of stock. The Trinity acquisition is the purchase only of Trinity's operating assets. Common Stock to be issued is valued at an estimated
        offering price of $     per share. Warrants are valued based on their
        terms using a Black-Scholes pricing model.

      (2) To reflect the issuance of        additional post split shares of
common stock to Sierra's CEO under his amended employment agreement. The shares
are valued at the assumed offering price. Of such shares        shares vest
immediately with the remainder being earned over a five-year period.
                                      F1-4

                           SIERRA WELL SERVICE, INC.

      (3) To reflect the use of the net proceeds of the offering for the following purposes:

Repayment of principal and deferred interest on the
  Subordinated Note.........................................   $26,535
Redemption of Series A Convertible Preferred Stock..........     5,305
                                                               -------
                                                               $31,840
                                                               =======

        Also, to reflect write-off of $247,000 in unamortized deferred loan costs associated with the Subordinated Note.

      (4) To reflect the conversion of Series B Convertible Preferred Stock to shares of common stock.

      (5) To record incremental depreciation and amortization of assets to be recorded in the Acquisitions. Depreciation of acquired equipment is calculated in accordance with Sierra's depreciation policies. Amortization of goodwill is over 15 years, and amortization of covenants not to compete is calculated over their three-year terms.

      (6) This adjustment eliminates the revenues and direct operating expenses of certain oil and gas properties currently held Sundown Operating Inc., which are not being acquired by Sierra.

      (7) Amortization of deferred compensation to Sierra's CEO. See adjustment
(2).

      (8) To record incremental interest expense on notes issued as consideration for certain of the Acquisitions at the current prime rate of 8.75%

      (9) Interest savings on repayment of the Subordinated Note based on actual recorded expense and related amortization of deferred loan costs.

     (10) To adjust federal income taxes.

                                      F1-5

     When the transaction referred to in the third paragraph of Note 1 of the Notes to Financial Statements has been consummated, we will be in a position to render the following report.

                                            KPMG LLP

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Sierra Well Service, Inc.:

     We have audited the accompanying balance sheets of Sierra Well Service, Inc. of December 31, 1999 and 1998, and the related statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1999. These financial statements are the responsibility of the Company's management.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Sierra Well Service, Inc. as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.

                                            KPMG LLP

Midland, Texas
March 11, 2000, except as to the
  third paragraph of Note 1
  which is as of           , 2000.

                                      F2-1

                           SIERRA WELL SERVICE, INC.

                                 BALANCE SHEETS
                        AS OF DECEMBER 31, 1998 AND 1999

                                     ASSETS
                       (in thousands, except share data)

                                                                1998       1999
                                                              --------   --------
CURRENT ASSETS
  Cash and cash equivalents.................................  $  2,846   $  1,062
  Trade accounts receivable, net of allowance of $1,238 and
     $271, respectively.....................................     6,534      7,477
  Accounts receivable-related party.........................        89         73
  Inventories...............................................       158        144
  Other current assets......................................       255        215
                                                              --------   --------
          Total current assets..............................     9,882      8,971
                                                              --------   --------
PROPERTY AND EQUIPMENT, NET.................................    35,634     31,186
                                                              --------   --------
OTHER ASSETS
  Deferred loan costs, net of amortization of $1,318 and
     $2,198, respectively...................................       317        494
  Goodwill, net of amortization of $16,660 and $17,024,
     respectively...........................................     4,998      4,633
  Other.....................................................     2,496      1,577
                                                              --------   --------
          Total other assets................................     7,811      6,704
                                                              --------   --------
TOTAL ASSETS................................................  $ 53,327   $ 46,861
                                                              ========   ========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Current portion of long-term debt.........................  $    403   $  1,164
  Accounts payable..........................................     1,772      4,281
  Accounts payable-related party............................        40         49
  Accrued expenses..........................................     1,384      1,698
  Deferred income tax.......................................        --        104
                                                              --------   --------
          Total current liabilities.........................     3,599      7,296
                                                              --------   --------
LONG-TERM DEBT..............................................    54,664     50,371

DEFERRED INCOME TAX.........................................        --      2,224
COMMITMENTS & CONTINGENCIES.................................        --         --

STOCKHOLDERS' EQUITY
  Series A Redeemable 10% Preferred Stock, $10,000 par,
     1,000 shares authorized, 530.45 shares issued..........        --      5,305
  Series B Convertible Preferred Stock, $1 par, 1,000 shares
     authorized, 1,000 issued...............................        --          1
  Series C Convertible Preferred Stock, $1,000 par, 1 share
     authorized, one issued.................................        --          1
  Common stock -- $.01 par; $1 stated value; 25,000,000
     shares authorized; 1,944,966 and 1,985,488 shares
     issued and outstanding at December 31, 1998 and 1999,
     respectively...........................................        19         20
  Additional paid-in capital................................    24,830     24,829
  Accumulated deficit.......................................   (29,785)   (43,186)
                                                              --------   --------
          Total stockholders' deficit.......................    (4,936)   (13,030)
                                                              --------   --------
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT.................  $ 53,327   $ 46,861
                                                              ========   ========

   The accompanying notes are an integral part of these financial statements.

                                      F2-2

                           SIERRA WELL SERVICE, INC.

                            STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999
                (IN THOUSANDS, EXCEPT PER SHARE AND SHARE DATA)

                                                              1997         1998         1999
                                                           ----------   ----------   ----------
REVENUES
  Well Servicing.........................................  $   20,920   $   26,687   $   24,453
  Fluid Services.........................................       5,214       18,632       12,878
                                                           ----------   ----------   ----------
                                                               26,134       45,319       37,331
EXPENSES
  Well Servicing.........................................      16,534       21,640       20,164
  Fluid Services.........................................       3,469       13,009        9,613
  General and administration, including management fees
     and computer services from related parties of $136,
     $241, and $234, respectively........................       2,785        5,471        5,229
  Depreciation and amortization..........................       2,931        8,624        6,747
  Impairment of long lived assets (Note 4)...............          --       22,671           --
                                                           ----------   ----------   ----------
                                                               25,719       71,415       41,753
                                                           ----------   ----------   ----------
OPERATING INCOME (LOSS)..................................         415      (26,096)      (4,422)
                                                           ----------   ----------   ----------
OTHER INCOME (EXPENSE)
  Interest income........................................          85          263          100
  Interest expense.......................................      (1,508)      (7,166)      (6,065)
  Loss on sale of assets.................................         (30)         (93)        (301)
  Other, net.............................................          11         (974)          45
                                                           ----------   ----------   ----------
                                                               (1,442)      (7,970)      (6,221)
                                                           ----------   ----------   ----------
LOSS BEFORE INCOME TAXES.................................      (1,027)     (34,066)     (10,643)
  Deferred income tax (expense) benefit..................         230        5,770       (2,328)
                                                           ----------   ----------   ----------
NET LOSS.................................................  $     (797)  $  (28,296)  $  (12,971)
                                                           ----------   ----------   ----------
  Preferred stock dividend...............................          --           --          430
                                                           ----------   ----------   ----------
NET LOSS TO COMMON STOCKHOLDERS' INTEREST................  $     (797)  $  (28,296)  $  (13,401)
                                                           ==========   ==========   ==========
LOSS PER SHARE...........................................  $    (0.65)  $   (14.55)  $    (6.78)
                                                           ==========   ==========   ==========
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING............   1,224,195    1,945,095    1,975,358
                                                           ==========   ==========   ==========

   The accompanying notes are an integral part of these financial statements.

                                      F2-3

                           SIERRA WELL SERVICE, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                                 SERIES A          SERIES B          SERIES C
                                REDEEMABLE        CONVERTIBLE       CONVERTIBLE
                              PREFERRED STOCK   PREFERRED STOCK   PREFERRED STOCK      COMMON STOCK      ADDITIONAL
                              ---------------   ---------------   ---------------   ------------------    PAID-IN     ACCUMULATED
                              SHARES   AMOUNT   SHARES   AMOUNT   SHARES   AMOUNT    SHARES     AMOUNT    CAPITAL       DEFICIT
                              ------   ------   ------   ------   ------   ------   ---------   ------   ----------   -----------
                                                               (IN THOUSANDS, EXCEPT SHARE DATA)
BALANCE -- JANUARY 1,
  1997......................    --        --       --      --       --       --       867,651      8      $ 5,145      $   (692)
  Stock compensation
    granted.................    --        --       --      --       --       --         8,900     --           --            --
  Common stock issued.......    --        --       --      --       --       --     1,068,445     11       19,209            --
  Issuance of common stock
    warrants................    --        --       --      --       --       --            --     --          476            --
  Net loss..................    --        --       --      --       --       --            --     --           --          (797)
                               ---     -----    -----      --       --       --     ---------     --      -------      --------
BALANCE -- DECEMBER 31,
  1997......................    --        --       --      --       --       --     1,944,966     19       24,830        (1,489)
  Net loss..................    --        --       --      --       --       --            --     --           --       (28,296)
                               ---     -----    -----      --       --       --     ---------     --      -------      --------
BALANCE -- DECEMBER 31,
  1998......................    --        --       --      --       --       --     1,944,966     19       24,830       (29,785)
  Stock compensation
    granted.................    --        --       --      --       --       --        40,522      1           (1)           --
  Preferred stock issued....   500     5,000    1,000       1        1        1            --     --           --            --
  Preferred stock
    dividend -- stock.......    30       305       --      --       --       --            --     --           --          (305)
  Preferred stock
    dividend -- cash........    --        --       --      --       --       --            --     --           --          (125)
  Net loss..................    --        --       --      --       --       --            --     --           --       (12,971)
                               ---     -----    -----      --       --       --     ---------     --      -------      --------
BALANCE -- DECEMBER 31,
  1999......................   530     5,305    1,000       1        1        1     1,985,488     20      $24,829      $(43,186)
                               ===     =====    =====      ==       ==       ==     =========     ==      =======      ========

   The accompanying notes are an integral part of these financial statements.

                                      F2-4

                           SIERRA WELL SERVICE, INC.

                            STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999
                                 (IN THOUSANDS)

                                                                1997       1998       1999
                                                              --------   --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss..................................................  $   (797)  $(28,296)  $(12,971)
  Depreciation..............................................     2,459      6,322      5,494
  Amortization..............................................       472      2,302      1,253
  Impairment of long lived assets...........................        --     22,671         --
  Bad debt expense..........................................       475        442        125
  Noncash interest expense..................................       281      1,435      2,494
  Write-off of deferred loan costs..........................        --        655         --
  Loss on sale of assets....................................        30         93        301
  Deferred income tax expense (benefit).....................      (230)    (5,770)     2,328
  Changes in operating assets and liabilities, net of
     acquisitions --
     Accounts receivable....................................    (6,489)     1,011     (1,051)
     Inventories............................................        15         92         14
     Income tax receivable..................................        15         --         --
     Other current assets...................................        33       (152)        46
     Accounts payable.......................................     2,586     (1,333)     2,518
     Accrued expenses.......................................     1,095       (468)       314
                                                              --------   --------   --------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES.........       (55)      (996)       865
                                                              --------   --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of property and equipment........................    (6,585)    (2,435)    (2,287)
  Proceeds from sale of property and equipment..............        86        309      1,210
  Collections of notes receivable...........................        --         --          3
  Proceeds from sale of other long-term assets..............        --         85        205
  Payments for other long-term assets.......................      (247)       (92)      (101)
  Payments for businesses, net of cash acquired.............   (56,076)    (1,800)        --
                                                              --------   --------   --------
          NET CASH USED IN INVESTING ACTIVITIES.............   (62,822)    (3,933)      (970)
                                                              --------   --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Borrowings under long-term debt...........................    58,791      2,100         --
  Payments of long-term debt................................    (7,121)      (595)      (497)
  Dividends paid............................................        --         --       (125)
  Deferred loan costs.......................................    (2,037)      (267)    (1,057)
  Proceeds from issuance of common stock....................    19,220         --         --
                                                              --------   --------   --------
          NET CASH PROVIDED BY FINANCING ACTIVITIES.........    68,853      1,238     (1,679)
                                                              --------   --------   --------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........     5,976     (3,691)    (1,784)
  Cash and cash equivalents -- beginning of year............       561      6,537      2,846
                                                              --------   --------   --------
CASH AND CASH EQUIVALENTS -- END OF YEAR....................  $  6,537   $  2,846   $  1,062
                                                              ========   ========   ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION --
  Interest paid.............................................  $  1,227   $  5,732   $  5,106
  Income taxes received.....................................        --         --         --
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING
  ACTIVITIES --
  Common stock warrants issued as debt discount.............  $    476   $     --   $     --
  Capital leases issued for equipment.......................       462        252        353
  Notes receivable-non cash.................................        --         --         83

   The accompanying notes are an integral part of these financial statements.

                                      F2-5

                           SIERRA WELL SERVICE, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Organization & Business -- Sierra Well Service, Inc. (the "Company"), a Delaware corporation, was formed in 1992 as a subsidiary of Southwest Royalties, Inc. ("SWR"). In June 1997, Southwest Royalties Holding, Inc. ("SRH") was formed to serve as a holding company for SWR, the Company and other subsidiaries of SWR. At that time, SWR's investment in the Company was transferred by dividend to SRH and the Company became a subsidiary of SRH. Due to sales of the Company's common stock to Southwest Partners II, L.P. and Southwest Partners III, L.P. (limited partnerships for which SWR serves as general partner) in 1996 and 1997, SRH's ownership interest in the Company was reduced to a point where the Company's financial position and results of operations were no longer consolidated with SRH, effective July 1, 1997.

     The Company provides a range of well site services to oil and gas drilling and producing companies through the Company's fleet of well servicing rigs and fluid handling assets. The Company's operations are concentrated in the major United States oil and gas producing regions of Texas, New Mexico, Oklahoma and Louisiana.

  Common Stock Split

     On           , 2000, the Company filed a restated certificate of
incorporation increasing its authorized common shares to 25,000,000 and completed a 445-for-1 stock split. All share and per share amounts have been restated as if the stock split had occurred at the beginning of the earliest period presented.

     Estimates and Uncertainties -- The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

     Cash and Cash Equivalents -- The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its excess cash in various financial institutions, where deposits may exceed federally insured amounts at times.

     Inventories -- Inventories mainly consist of pipe, are held for use in the operations of the Company and are stated at the lower of cost or market, with cost being determined on the first-in, first-out (FIFO) method.

     Property and Equipment -- Property and equipment are stated at cost. Expenditures for repairs and maintenance are charged to expense as incurred and additions and improvements that significantly extend the lives of the assets are capitalized. Upon sale or other retirement of depreciable property, the cost and accumulated depreciation are removed from the related accounts and any gain or loss is reflected in operations. All assets are depreciated on the straight-line method and the estimated useful lives of the assets are as follows:

Buildings and improvements..................................  20-30 years
Well servicing rigs and equipment...........................   5-15 years
Fluid service equipment.....................................   5-10 years
Brine/fresh water stations..................................     15 years
Enviro-Vat units and fluid service..........................     10 years
Disposal facilities.........................................     10 years
Vehicles....................................................    3-5 years

                                      F2-6

                           SIERRA WELL SERVICE, INC.

     The Company reviews property and equipment and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is indicated if the sum of the expected undiscounted future cash flows is less than the carrying amount, including any related goodwill, of such assets. Expected future cash flows and carrying values are aggregated at their lowest identifiable level, which is on a rig-by-rig basis for the Company's well service rigs and by region for the Company's truck fleets and water stations. The Company would recognize an impairment loss for the difference between the asset's, or group of assets, carrying value and estimated fair value, if the carrying value exceeded the expected future cash flows.

     Deferred Debt Costs -- The Company capitalizes certain costs in connection with obtaining its borrowings, such as lender's fees and related attorney's fees. These costs are being amortized to interest expense on the straight-line method over the terms of the related debt.

     Goodwill -- The Company classifies as goodwill the cost in excess of fair value of the net tangible assets acquired in purchase transactions. Goodwill is being amortized on a straight-line basis over fifteen years. Management continually evaluates whether events or circumstances have occurred that indicate the remaining useful life of goodwill may warrant revision or the remaining balance of goodwill may not be recoverable.

     Income Taxes -- Deferred income taxes are recognized for the tax consequences of temporary differences between financial statement carrying amounts and the tax basis of existing assets and liabilities. The measurement of current and deferred tax assets and liabilities is based on enacted tax law. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period of change. A valuation allowance for deferred tax assets is recognized when it is "more likely than not" that the benefit of deferred tax assets will not be realized.

     Concentrations of Credit Risk -- Financial instruments, which potentially subject the Company to concentration risk, consist primarily of temporary cash investments and trade receivables. The Company restricts investment of temporary cash investments to financial institutions with high credit standing. The Company's customer base consists primarily of multi-national and independent oil and natural gas producers. The Company performs ongoing credit evaluations of its customers but generally does not require collateral on its trade receivables. Credit risk is considered by management to be limited due to the large number of customers comprising the Company's customer base. The Company maintains reserves for potential credit losses, and such losses have been within management's expectations.

     Loss Per Share -- The Company accounts for loss per share based upon Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS
128). Under SFAS 128, basic earnings or loss per common share are determined by dividing net earnings or loss applicable to common stock by the weighted average number of common shares actually outstanding during the year. Diluted earnings per common share is based on the increased number of shares that would be outstanding assuming conversion of dilutive outstanding convertible securities using the "as if converted" method. The share effect related to outstanding common stock warrants is omitted for 1998 and 1997 because they are antidilutive to the periods presented. Such warrants are no longer outstanding.

     Recent Accounting Pronouncements -- In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133") which establishes standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. It establishes conditions under which a derivative may be designated as a hedge, and establishes standards for reporting changes in the fair value of a derivative. FAS 133, as amended by FAS 137, is required to be implemented for all fiscal quarters of all fiscal years

                                      F2-7

                           SIERRA WELL SERVICE, INC.

beginning after June 15, 2000. Early adoption is permitted. The Company has not completed the evaluation of the potential effects of implementing FAS 133.

2. ACQUISITIONS

     In 1997 and 1998, Sierra acquired either substantially all of the assets or all of the outstanding capital stock of each of the following businesses, which were accounted for using the purchase method of accounting:

                                                         CLOSING DATE    PURCHASE PRICE
                                                         -------------   --------------
                                                                         (IN THOUSANDS)
East Texas Vac. Service, L.C...........................      June 1997      $ 3,080
S&N Well Servicing, Ltd................................      July 1997        5,400
Lonnies Well Service Co................................    August 1997          714
Harrison Rig Service, inc..............................    August 1997          475
DKB Enterprises, Inc. .................................   October 1997        5,600
Diamond Rental, Inc. ..................................   October 1997        3,500
Larry O'Connor, Inc. ..................................   October 1997        3,600
Aries Well Service, Inc. ..............................   October 1997        1,500
Trans-Texas Operating, Inc. ...........................   October 1997        5,500
Smith Brothers Casing Pullers, Inc. ...................   October 1997        1,300
Mansell Brine Sales, Inc. .............................  November 1997        7,000
Bobby Herricks Trucking, Inc. .........................  December 1997       11,750
Ackerly Service Company, Inc. and Enviro-Vat, Inc. ....  December 1997        5,000
Accurate Petroleum Services, Inc. .....................     April 1998        2,100

     The Company sold 2,401 shares of common stock totaling $19,219,500 to Southwest Partners II, Southwest Partners III and Southwest Royalties, Inc. and borrowed $49,408,000 from Joint Energy Development Investments Limited Partnership II in order to fund the acquisitions and purchase additional well servicing equipment. The remainder of the proceeds was used for working capital. The operations of each of the aforementioned acquisitions are included in the Company's statement of operations as of each respective closing date.

     In 1998, the Company expensed previously deferred costs from foregone acquisitions and costs associated with an equity offering not consummated, totaling approximately $990,000.

                                      F2-8

                           SIERRA WELL SERVICE, INC.

3. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following as of December 31 (in thousands):

                                                               1998      1999
                                                              -------   -------
Land........................................................  $   831   $   236
Buildings and improvements..................................    1,973     1,673
Well service units and equipment............................   21,523    22,507
Water hauling equipment.....................................    7,049     7,052
Brine/fresh water stations..................................    8,429     8,620
Enviro-Vat units and frac/test tanks........................    3,211     3,211
Disposal facilities.........................................    5,348     5,348
Vehicles....................................................    4,429     4,389
Other.......................................................      631       672
                                                              -------   -------
                                                               53,424    53,708
Less accumulated depreciation...............................   17,790    22,522
                                                              -------   -------
Property and equipment, net.................................  $35,634   $31,186
                                                              =======   =======

4. IMPAIRMENT

     At December 31, 1998, the Company recorded an impairment loss on its well service rigs and equipment, water stations and related goodwill of approximately $378,000, $7,372,000 and $14,922,000, respectively, for a total impairment of approximately $22,672,000. In determining if an impairment loss was indicated, management projected future cash flows through the estimated life of each asset, for each of the Company's well service rigs and by region for the Company's trucks and water stations, based on estimated utilization rates, hours, revenues and expenses, generally increasing utilization rates based on managements expectations, but using constant hourly rates charged to customers. Where an impairment was indicated, the carrying value of the asset plus the related goodwill was reduced to the estimated fair market value, based upon a recent appraisal.

5. LONG-TERM DEBT

     Long-term debt consists of the following as of December 31 (in thousands):

                                                               1998      1999
                                                              -------   -------
Credit Facility.............................................  $54,331   $    --
New Credit Facility
  Senior Notes..............................................       --    24,408
  Subordinated Notes........................................       --    26,535
Capital leases and equipment notes..........................      736       592
                                                              -------   -------
                                                               55,067    51,535
Less current portion, determined based on the terms of the
  New Credit Facility (see discussion below)................      403     1,164
                                                              -------   -------
                                                              $54,664   $50,371
                                                              =======   =======

     On September 30, 1997, the Company signed a loan agreement (the "Credit Facility") that provided up to $60,000,000 for acquisitions and refinancing existing debt. The agreement required monthly interest payments with the outstanding principal balance and accrued interest due on March 31, 1999. The loan consisted of two tranches (Tranche A and Tranche B) totaling $30,000,000 each. As of December 31,

                                      F2-9

                           SIERRA WELL SERVICE, INC.

1998, Tranche A had an outstanding balance of $30,000,000 and Tranche B had an outstanding balance of $24,410,000. The initial interest rates for Tranche A and B were prime plus 1% and 3%, respectively. Interest on Tranche B, if not retired in whole by October 1998, increased by 1% at the end of each subsequent two-month period. The Credit Facility contained various restrictive covenants which included restrictions on the incurrence of additional indebtedness and limitations on the amount of capital lease obligations. Certain covenants also placed restrictions on dividends, stock redemptions, investments and sales of assets.

     As part of the agreement, the Company issued common stock warrants to the lender which were exercisable in whole or in part any time prior to October 2002. As of December 31, 1998, the lender was entitled to 457 warrants at exercise prices ranging from $8,500 to $11,500 per share. These warrants had estimated fair value of $476,400 at time of issuance and a carrying value of $79,400 as of December 31, 1998. The fair value of the warrants were calculated using the Black-Scholes option model assuming no expected volatility and a risk free interest rate of 5%. On March 31, 1999 the outstanding warrants associated with the Credit Facility were cancelled.

     In October 1997, the Company repaid approximately $6,000,000 of short-term debt, including accrued interest, with proceeds from the Credit Facility.

     On March 31, 1999, the Company entered into three security purchase agreements (collectively, the "New Credit Facility") that provides up to $54,410,000, the proceeds of which were used to retire the Credit Facility. The Company has accounted for this restructuring under FAS 15, "Accounting by Debtors and Creditors for Troubled Debt Restructuring". The Company issued preferred stock with an estimated fair value of $5 million to the lender on March 31, 1999, as partial settlement of the outstanding balance of the Credit Facility. In accordance with FAS 15, no gain or loss was recognized on the restructuring.

     The New Credit Facility is comprised of a senior credit facility (the "Senior Notes"), a senior subordinated credit facility (the "Subordinated Notes") and three classes of preferred stock, as follows:

          The Senior Notes have a principal balance of $24,408,000 with quarterly interest payable at a rate per annum of 250 basis points above the six month London Interbank Offered Rate beginning March 31, 1999. All outstanding principal and accrued and unpaid interest is due and payable in full on June 30, 2004. The principal is payable quarterly beginning September 30, 2000, based on a seven year amortization of principal beginning June 30, 2000 and a final balloon payment due on June 30, 2004 for the unpaid balance.

          The Subordinated Notes have a principal balance of $25,000,000 with quarterly interest payable at a rate of 10% per annum beginning March 31, 1999. The Company may defer interest payments due prior to September 30, 2001, at a rate of 12% per annum. All accrued and unpaid interest is due on September 30, 2001. The Company chose to defer the interest payments due September 30 and December 31, 1999. All principal and accrued and unpaid interest is due and payable in full on June 30, 2004.

     The Senior and Subordinated Notes contain covenants which restrict dividends, investments, and the sale of assets. At December 31, 1999, the Company was not in compliance with certain debt covenants of the Senior and Subordinated Notes. The Company has obtained an amendment to the New Credit Facility to cure those events of non-compliance. Additionally, the covenants require the Company to maintain a fixed charge coverage ratio (as defined) of at least 1.00:1 for each quarter beginning June 30, 2000.

                                      F2-10

                           SIERRA WELL SERVICE, INC.

     As of December 31, 1999, the aggregate maturities of debt, including capital leases, for each of the five years subsequent to December 31, 1999, are as follows (in thousands):

YEAR ENDING
DECEMBER 31,
------------
2000........................................................   $ 1,165
2001........................................................     6,070
2002........................................................     3,608
2003........................................................     3,488
2004........................................................    37,204
                                                               -------
                                                               $51,535
                                                               =======

     500 shares of Series A Cumulative Preferred Stock ("Series A"), $10,000 per share liquidation preference ($5,000,000) with a dividend payable quarterly at 10% per annum. The Company may choose to pay dividends in-kind at a rate of 12% per annum. The Company paid dividends in-kind on the September 30 and December 31, 1999 payment dates.

     The Company may redeem all of the shares of Series A at any time, at a redemption price of $10,000 per share, together with accrued and unpaid dividends to the date of redemption; provided, however, that in accordance with the Company's Senior Subordinated Credit Facility, the Company is not entitled to redeem shares of Series A unless and until all outstanding principal and accrued and unpaid interest under the Subordinated Note has been paid in full.

     Series A ranks senior to all other classes and series of the stock in all respects, including as to redemption and payment of dividends and distributions (including upon liquidation or winding up). Series A may be redeemed by the Issuer at any time after the Subordinated Notes have been paid in full for an amount equal to par plus all accrued and unpaid dividends. Upon redemption, all conversion, voting, and other rights of Series A shall terminate.

     1,000 shares of Series B Convertible Preferred Stock ("Series B"), $1 per share liquidation value ($1000), with dividends payable only if dividends are paid on the Company's common stock. The number of shares of the common stock into which Series B is convertible varies based upon the timing of the repayment of Series A, but represents, at a minimum, 25% of the Company's outstanding common stock. Series B may be converted, at the holders option, into the number of shares of the Company's common stock necessary to equal the following percentages of total, post-conversion common shares calculated on a fully diluted basis:

                                                             CONVERSION AMOUNT AS
TIMING OF REPAYMENT                                         A PERCENTAGE OF POST-
OF SERIES A ISSUE                                           CONVERSION OUTSTANDING
ON OR BEFORE                                                     COMMON STOCK
-------------------                                         ----------------------
December 31, 1999........................................             25%
June 30, 2000............................................             30%
After June 30, 2000......................................             35%

     Series B ranks senior to all other classes and series of the Company's stock except Series A, in all respects, including as to redemption and payment of dividends and distributions (including upon liquidation or winding up).

     One share of Series C Convertible Preferred Stock ("Series C"), $1,000 per share liquidation preference, with dividends payable only if dividends are paid on the Company's common stock. The number of shares of the Company's common stock into which Series C is convertible varies based upon

                                      F2-11

                           SIERRA WELL SERVICE, INC.

the timing of the redemption of Series A. Series C may be converted, at the option of the holder, into the number of shares of common stock necessary to equal the following percentages of total, post-conversion common shares calculated on a fully diluted basis:

                                                             CONVERSION AMOUNT AS
TIMING OF REPAYMENT                                         A PERCENTAGE OF POST-
OF SERIES A ISSUE                                           CONVERSION OUTSTANDING
ON OR BEFORE                                                     COMMON STOCK
-------------------                                         ----------------------
June 30, 2000............................................              0%
June 30, 2001............................................             10%
June 30, 2002............................................             20%
June 30, 2003............................................             30%
June 30, 2004............................................             40%
After June 30, 2004......................................             65%

     Series C ranks senior to all other classes and series of the Company's stock except for Series A and Series B, in all respects, including as to redemption and payment of dividends and distributions (including upon liquidation or winding up).

6. INCOME TAXES

     The provision (benefit) for income taxes consists of the following as of December 31 (in thousands):

                                                           1997      1998      1999
                                                          -------   -------   -------
Current.................................................  $    --   $    --   $    --
Deferred................................................    1,204    (2,415)    5,392
Benefit of net operating loss carryforward..............   (1,434)   (3,355)   (2,555)
Change in valuation allowance...........................       --        --      (509)
                                                          -------   -------   -------
                                                          $  (230)  $(5,770)  $ 2,328
                                                          =======   =======   =======

     A reconciliation between the amount determined by applying the federal statutory rate with the provision (benefit) for income taxes is as follows as of December 31 (in thousands):

                                                           1997      1998      1999
                                                           -----   --------   -------
Statutory federal income tax.............................  $(350)  $(11,073)  $(3,619)
Amortization of non-deductible goodwill and property.....     74      5,195       227
Meals and entertainment..................................     46         95        75
Change in valuation allowance............................     --         --      (509)
Reduction in net operating loss carryforwards............     --         --     6,101
Other....................................................     --         13        53
                                                           -----   --------   -------
                                                           $(230)  $ (5,770)  $ 2,328
                                                           =====   ========   =======

     As a result of issuing preferred stock and convertible preferred stock to its primary lender on March 31, 1999, the Company's net operating loss carryforwards accumulated prior to that date were effectively reduced to zero under Section 382 of the Internal Revenue Code. Deferred tax assets related to operating loss carryforwards existing at December 31, 1999 arose from losses occurring subsequent to March 31, 1999.

                                      F2-12

                           SIERRA WELL SERVICE, INC.

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows as of December 31 (in thousands):

                                                               1998      1999
                                                              -------   -------
Deferred tax assets:
  Operating loss carryforwards..............................  $ 5,082   $ 2,555
  Receivables...............................................      148        --
  Other.....................................................        1       202
  Valuation allowance.......................................     (509)       --
                                                              -------   -------
  Total deferred tax assets.................................    4,722     2,757
                                                              -------   -------
Deferred tax liabilities:
  Property and equipment....................................   (4,505)   (4,794)
  Real estate investments...................................      (23)       --
  Goodwill..................................................     (157)     (145)
  Other intangibles.........................................      (37)      (42)
  Receivables...............................................       --      (104)
                                                              -------   -------
  Total deferred tax liabilities............................   (4,722)   (5,085)
                                                              -------   -------
          Net deferred tax liability........................  $    --   $(2,328)
                                                              =======   =======

     A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. The valuation allowance relates primarily to the uncertainty of the realizability of the Company's carryforwards. The amount of the valuation allowance could be reduced if estimates of future taxable income during the carryforward period are increased.

     As of December 31, 1999, the Company had net operating loss carryforwards for U.S. federal income tax purposes of approximately $7,514,107, which are available to offset future regular taxable income, if any. The net operating loss carryforwards expire in various periods through 2020. As described above, this amount relates only to tax losses since March 31, 1999.

7. COMMITMENTS AND CONTINGENCIES

  Environmental

     The Company is subject to various federal, state and local environmental laws and regulations which establish standards and requirements for protection of the environment. The Company cannot predict the future impact of such standards and requirements which are subject to change and can have retroactive effectiveness. The Company continues to monitor the status of these laws and regulations. Management does not believe that the disposition of any of these items will result in a material adverse impact to the financial position, liquidity, capital resources or future results of operations of the Company.

     Currently, the Company has not been fined, cited or notified of any environmental violations which would have a material adverse effect upon the financial position, liquidity or capital resources of the Company. However, management does recognize that by the very nature of its business, material costs could be incurred in the near term to bring the Company into total compliance. The amount of such future expenditures is not determinable due to several factors including the unknown magnitude of possible contamination, the unknown timing and extent of the corrective actions which may be required, the determination of the Company's liability in proportion to other responsible parties and the extent to which such expenditures are recoverable from insurance or indemnification.

                                      F2-13

                           SIERRA WELL SERVICE, INC.

  Litigation

     From time to time, the Company is a party to litigation or other legal proceedings that the Company considers to be a part of the ordinary course of business. The Company is not currently involved in any legal proceedings that could reasonably be expected to have a material adverse effect on the Company's financial condition or results of operations.

  Leases

     The Company leases certain equipment under non-cancelable operating leases which expire at various dates through December 2001. The term of the operating leases generally run from 36 to 60 months with varying payment dates throughout each month.

     As of December 31, 1999, the future minimum lease payments under non-cancelable operating leases are as follows (in thousands):

                        YEAR ENDING
                        DECEMBER 31,                           LEASE PAYMENTS
                        ------------                           --------------
2000........................................................        $291
2001........................................................         176
2002........................................................         142
2003........................................................         142
2004........................................................         118
                                                                    ----
Total.......................................................        $869
                                                                    ====

     Rent expense approximated $962,000 for 1997, $979,000 for 1998, and $942,000 for 1999. The Company rents various equipment for short-term periods in order to assist day-to-day operations.

8. STOCK COMPENSATION

     The Company granted an officer 40,520 shares with nominal value, at March 31, 1999. The Company granted two employees 10 shares of common stock each, effective January 1, 1997. Compensation expense related to the 1997 issuances was determined at the date of the grant based on the estimated fair value of the Company as determined by an independent investment advisor.

9. RELATED PARTY TRANSACTIONS

     The Company provided services and products for workover, maintenance and plugging of existing oil and gas wells to a related party for $508,000, $906,000 and $1,010,000 in 1997, 1998 and 1999 respectively. The Company has receivables from this related party, of $89,000 and $73,000 as of December 31, 1998 and 1999, respectively.

     The Company paid a related party management fees for accounting, bookkeeping, tax preparation, banking and computer services in 1999. All services, except for computer services, were terminated by the Company as of December 31, 1999. Since January 1996, this related party has performed computer services for the Company for $7,500 per month.

     The Company leases three well service rigs from a related party under an operating lease entered into in October 1999. The lease requires monthly payments of approximately $11,000 and expires in October 2004. Rent expense related to this lease approximated $24,000 for 1999.

                                      F2-14

                           SIERRA WELL SERVICE, INC.

     A director of the Company is a partner in a law firm that provides legal services to the Company. During 1998 and 1999, the Company paid approximately $112,000 and $64,000, respectively in fees for legal services performed.

10. PROFIT SHARING PLAN

     The Company has a contributory retirement plan that covers substantially all employees. Employees may contribute up to 15% of their base salary with the maximum amount determined by law. Employee contributions are fully vested at all times and discretionary employer contributions are fully vested upon the first to occur of retirement and five years of service. Employer contributions to the 401(k) plan approximated $13,000 for 1997, $18,000 for 1998 and $56,000 for
1999.

11. MAJOR CUSTOMERS

     No customers accounted for over 10% sales in 1997, 1998 or 1999. The Company performs ongoing evaluations of its customers' financial condition and generally requires no collateral to secure outstanding receivables.

12. BUSINESS SEGMENT INFORMATION

     Information about the Company's operations by business segment for the years ended December 31, 1997, 1998 and 1999, is as follows:

                                                         1997       1998       1999
                                                        -------   --------   --------
REVENUES:
  Well servicing......................................  $20,920   $ 26,687   $ 24,453
  Fluid services......................................    5,214     18,632     12,878
                                                        -------   --------   --------
                                                        $26,134   $ 45,319   $ 37,331
                                                        =======   ========   ========
INCOME (LOSS) BEFORE INCOME TAXES:
  Well servicing......................................  $ 4,388   $  5,741   $  4,553
  Fluid services......................................    1,744      5,943      3,382
  Interest expense....................................   (1,508)    (7,166)    (6,065)
  General corporate...................................   (5,651)   (38,584)   (12,513)
                                                        -------   --------   --------
                                                        $(1,027)  $(34,066)  $(10,643)
                                                        =======   ========   ========
IDENTIFIABLE ASSETS:
  Well servicing......................................  $28,613   $ 25,531   $ 23,855
  Fluid services......................................   46,287     20,888     18,893
  General corporate...................................   12,219      6,908      4,113
                                                        -------   --------   --------
                                                        $87,119   $ 53,327   $ 46,861
                                                        =======   ========   ========
CAPITAL EXPENDITURES:
  Well servicing......................................  $ 5,883   $  1,747   $  1,715
  Fluid services......................................      338        536        469
  General corporate...................................      364        152        103
                                                        -------   --------   --------
                                                        $ 6,585   $  2,435   $  2,287
                                                        =======   ========   ========
DEPRECIATION:
  Well servicing......................................  $ 1,941   $  3,849   $  3,829
  Fluid services......................................      907      4,593      2,721
  General corporate...................................       83        182        197
                                                        -------   --------   --------
                                                        $ 2,931   $  8,624   $  6,747
                                                        =======   ========   ========

                                      F2-15

                           SIERRA WELL SERVICE, INC.

     The Company's well servicing business line offers a broad range of services including well maintenance, workover of existing wells, new well completions and plug and abandonment services. The Company's fluid services business line complements the well service operations by providing liquids handling, water supply and disposal services.

13. SUBSEQUENT EVENTS

     The Company entered into definitive agreements to acquire five businesses and the stock purchase of a sixth corporation with four inactive rigs during the last quarter of 1999 and the first quarter of 2000. Funding of each of these acquisitions is contingent upon the consummation of the Company's initial public offering. The following described acquisitions were not completed as of December 31, 1999 and are not included in the Company's results of operations for the twelve months ended December 31, 1999. Other than Trinity Services, which is an asset purchase rather than a stock purchase, the cash portion of each acquisition will be adjusted to reflect the net financial assets of the acquired company as of the acquisition date. Net financial assets is defined as net working capital minus long-term debt, including leases.

  TAT (Turn Around Trucking), Inc.

     The Company has entered into a definitive agreement for the acquisition of TAT (Turn Around Trucking), Inc. ("TAT") for cash and a note with an total estimated value of approximately $6.5 million. The note will be converted within 45 days after the completion of the offering into shares of the Company's common stock valued at the initial public offering price; the note accrues interest at a floating rate equal to the prime rate. TAT operates 32 fluid service trucks, 2 support trucks, 38 fluid service tanks, 2 salt water disposal wells and related equipment in south Texas.

  Sundown Operating Company, Inc.

     The Company has entered into a definitive agreement for the acquisition of Sundown Operating Company, Inc. ("Sundown") for cash and a note with an estimated value of approximately $5.2 million. The note will be convertible, at the holder's option, into shares of the Company's common stock valued at the initial public offering price; the note matures on the one year anniversary of the closing of the proposed initial public offering and accrues interest at a floating rate equal to the prime rate. Sundown operates 26 well servicing rigs and related equipment in the northern Permian Basin.

  Eunice Well Service Company

     The Company has entered into a definitive agreement for the acquisition of Eunice Well Service Company ("Eunice") for cash and a note with an estimated value of approximately $2.1 million. The note will be convertible, at the holder's option, into shares of the Company's common stock valued at the initial public offering price; the note matures on the one year anniversary of the closing of this offering and accrues interest at a floating rate equal to the prime rate. Eunice operates 10 well servicing rigs and related equipment in the western Permian Basin.

  Gold Star Service Company, Inc.

     The Company has entered into a definitive agreement for the acquisition of Gold Star Service Company, Inc. ("Gold Star") for cash and a note with an estimated value of approximately $1.80 million. The note will be converted into shares of our common stock valued at the initial public offering price within 45 days after the completion of the proposed initial public offering; the note accrues interest at a floating rate equal to the prime rate. Gold Star operates 19 fluid service trucks, 4 support trucks, 1 salt water disposal well, 2 fresh and brine water stations and related equipment in the western Permian Basin.

                                      F2-16

                           SIERRA WELL SERVICE, INC.

  Trinity Services

     The Company has entered into a definitive agreement for the acquisition of Trinity Services ("Trinity") for cash, a note and warrants with an estimated value of approximately $1.94 million. The warrants will be exercisable, at the holder's option, into shares of the Company's common stock valued at the initial public offering price. The holder has the option to offset any indebtedness under the note against the exercise price of the warrant. The note matures 15 months after the closing of this offering and accrues interest at a floating rate equal to the prime rate. The warrant expires on the later of (1) 18 months after the closing of the proposed offering or (2) one year after the note is repaid in full. Trinity operates 10 well servicing rigs and related equipment in south Texas.

  Harrison Well Service, Inc.

     The Company has entered into a definitive agreement for the acquisition of Harrison Well Service, Inc. ("Harrison") for cash and a note with an estimated value of approximately $1.225 million. The note will be converted into shares of the Company's common stock at the initial public offering price within 45 days after the completion of the proposed offering; the note accrues interest at a floating rate equal to the prime rate. Harrison operates 4 well servicing rigs and related equipment in the northern Permian Basin.

                                      F2-17

                                                                      APPENDIX A


                               GLOSSARY OF TERMS

     Blowout preventer: A series of valves installed on the wellhead to prevent the escape of pressure either in the annular space between the casing and tubing or drill pipe or in open hole during drilling or completion operations.

     Brine water: Water that is heavily saturated with salt used in various well completion and workover activities.

     Casing: Steel pipe placed in an oil or gas well as drilling progresses to prevent the wall of the hole from caving in, to prevent seepage of fluids, and to provide a means of extracting petroleum if the well is productive.

     Drilling mud: the fluid pumped down the drilling string and up the wellbore to bring debris from the drilling and workover operators to the surface. Drilling muds also cool and lubricate the bit, protect against blowouts by holding back underground pressures and, in new well drilling, deposit a mud cake on the wall of the borehole to minimize loss of fluid to the formation.

     Flow back: the re-entry of fluid from the formation into the wellbore previously pumped into the formation during a frac job or other procedure to stimulate production. This fluid is allowed to flow out of the wellbore to the surface where it is then transported offsite to a disposal well.

     Frac job or fracturing operations: A procedure to stimulate production of oil or gas from a well by pumping fluids from the surface under high pressure into the well bore to induce fractures in the formation.

     Frac tank: A steel tank used to store fluids at the well location to facilitate completion and workover operations. The largest demand is related to the storage of fluid used in fracturing operations.

     Hot oil truck: A truck mounted pump, tank and heating element used to melt paraffin accumulated in the well bore by pumping heated oil or water through the well.

     Kill truck: A truck with a high pressure pump used to circulate fluid into the well to overcome formation pressure and stop the flow of oil or gas so that other well procedures can be performed on the well; also used to pressure test tubing, flow lines etc.

     Plugging and abandonment activities: Activities to remove production equipment and seal off a well at the end of a well's economic life.

     Power swivel: An independently powered rotary tool that is hung from the traveling block to suspend and permit free rotation of the drill string for drilling through cement, plugs and other obstructions in the well bore and for deepening existing well bores. It also provides a connection for the rotary hose and a passageway for the flow of drilling/circulating fluid into the drill.

     Well completion: The activities and procedures necessary to prepare a well for the production of oil and gas after the well has been drilled to its targeted depth. Well completions establish a flow path for hydrocarbons between the reservoir and the surface.

     Well servicing: The maintenance work performed on an oil or gas well to improve or maintain the production from a formation already producing. It usually involves repairs to the downhole pump, rods, tubing, and so forth or removal of sand, paraffin or other debris which is preventing or restricting production of oil or gas.

     Well workover: refers to a broad category of procedures preformed on an existing well to correct a major downhole problem, such as collapsed casing, or to establish production from a formation not previously produced, including deepening the well from its originally completed depth.

--------------------------------------------------------------------------------

Until                , all dealers effecting transactions in these securities,
whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligations of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotment or subscriptions.
--------------------------------------------------------------------------------

                           SIERRA WELL SERVICE, INC.

                                     [LOGO]

                             PRUDENTIAL SECURITIES

                         JOHNSON RICE & COMPANY L.L.C.

                               SIMMONS & COMPANY
                                 INTERNATIONAL

--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq filing fee, the amounts set forth below are estimates:

Securities and Exchange Commission registration fee.........  $ 15,939
NASD filing fee.............................................     6,537
Nasdaq listing fee..........................................    48,750
Printing and engraving expenses.............................   100,000
Legal fees and expenses.....................................   150,000
Accounting fees and expenses................................   150,000
Transfer agent and registrar fees...........................     3,500
Miscellaneous...............................................    25,274
                                                              --------
          TOTAL.............................................  $500,000

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law ("DGCL") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper. Sierra's certificate of incorporation and bylaws provide that indemnification shall be to the fullest extent permitted by the DGCL for all current or former directors or officers of Sierra. As permitted by the DGCL, the certificate of incorporation provides that directors of Sierra shall have no personal liability to Sierra or its stockholders for monetary damages for breach of fiduciary duty as a director, except (1) for any breach of the director's duty of loyalty to Sierra or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of II-1 law, (3) under Section 174 of the DGCL or (4) for any transaction from which a director derived an improper personal benefit.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     The following information relates to our securities issued or sold within the past three years which were not registered under the Securities Act of 1933 (giving effect to a 445-for-1 stock split in 2000):

          (i) In January 1997, we issued 4,450 shares of common stock to each Joey D. Fields and Dub W. Harrison for services rendered;

          (ii) In February 1997, we issued 88,555 shares of common stock to Southwest Royalties, Inc. for a total purchase price of $500,000;

          (iii) In July and August 1997, we issued an aggregate of 87,665 shares of common stock to Southwest Partners II, L.P. for a total purchase price of $1,672,000;

          (iv) In July, August, September and December 1997, we issued an aggregate of 892,225 shares of common stock to Southwest Partners III, L.P., for a total purchase price of $$17,048,000;

          (v) In September 1997, we issued warrants (the "Warrants") to Joint Energy Development Investments Limited Partnership pursuant to a loan agreement, which were cancelled in March 1999; and

          (vi) In March 1999, we issued 500 shares of Series A Preferred Stock, 1,000 shares of Series B Preferred Stock and 1 share of Series C Preferred Stock to Joint Energy Development Investments II Limited Partnership in exchange for the cancellation of the Warrants.

     Simultaneously with the completion of this offering, we will issue notes
and warrants convertible or exercisable into an aggregate of     shares of
common stock (based on a estimated public offering price of $       per share),
valued at the initial public offering price, in connection with the acquisition of five well services businesses and the stock of one other corporation with four inactive rigs.

     Each of these transactions was effected without registration of the relevant security under the Securities Act in reliance upon the exemption provided by Section 4(2) of the Securities Act for transactions not involving a public offering.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     a. Exhibits:

          1.1*           -- Form of Underwriting Agreement
          3.1*           -- Form of Amended and Restated Certificate of Incorporation
          3.2*           -- Form of Restated Bylaws
          3.3            -- Certificate of Designations of Series A Cumulative
                            Preferred Stock
          3.4            -- Certificate of Designations of Series B Convertible
                            Preferred Stock
          3.5            -- Certificate of Designations of Series C Convertible
                            Preferred Stock
          3.6*           -- Form of Certificate of Designations for Series One Junior
                            Participating Preferred Stock
          5.1*           -- Opinion of Andrews & Kurth L.L.P.
         10.1*           -- Form of Indemnification Agreement
         10.2            -- 2000 Stock Option Plan
         10.3            -- Employment Agreement dated as of March 16, 1999 with
                            Kenneth V. Huseman
         10.4            -- First Amendment to Employment Agreement dated as of March
                            21, 1999 with Kenneth V. Huseman
         10.5*           -- Employment Agreement with Dub W. Harrison
         10.6*           -- Employment Agreement with Charles W. Swift

         10.7*           -- Employment Agreement with Ronald T. McClung
         10.8            -- Securities Purchase Agreement dated as of March 31, 1999 with JEDI II
         10.9            -- Registration Rights Agreement dated as of March 31, 1999 with JEDI II
         10.10           -- Stockholders' Agreement dated as of March 31, 1999 with
                            JEDI II and other stockholders named therein
         10.11           -- Stockholders' Agreement dated as of March 21, 2000 with
                            JEDI II and other stockholders named therein
         10.12           -- Subordinated Loan Agreement dated as of March 31, 1999
                            with JEDI II
         10.13           -- $25,000,000 Subordinated Note dated as of March 31, 1999 to JEDI II
         10.14           -- Senior Loan Agreement dated as of March 31, 1999 with
                            JEDI II as Senior Agent and the Senior Lender
         10.15           -- $24,408,000 Senior Note dated as of March 31, 1999 to
                            JEDI II
         10.16*          -- Form of Preferred Share Purchase Plan
         10.17           -- Stock Purchase Agreement dated as of March 1, 2000, as
                            amended, with Turn Around Trucking and other sellers
                            named therein
         10.18           -- Asset Purchase Agreement dated as of February 10, 2000
                            with Trinity
         10.19           -- Acquisition Agreement dated as of March 14, 2000, as
                            amended, with Gold Star and other sellers named therein
         10.20           -- Stock Purchase Agreement dated as of February 29, 2000, as amended, with Eunice and the other sellers named
                            therein
         10.21           -- Stock Purchase Agreement dated as of December 29, 1999, as amended, with Harrison and the other sellers named
                            therein
         10.22           -- Stock Purchase Agreement dated as of February 8, 2000, as amended, with Sundown and the other sellers named therein
         10.23           -- First Amendment to Loan Agreement dated as of March 31,
                            2000
         21.1            -- Subsidiaries of Sierra
         23.1            -- Consent of KPMG LLP
         23.4*           -- Consent of Andrews & Kurth L.L.P. (Contained in Exhibit
                            5.1)
         24.1            -- Power of Attorney (included on signature page)
         27.1            -- Financial Data Schedule

---------------

     * to be filed by amendment

     b. Financial Statement Schedules

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

          (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (b) To provide to the underwriter(s) at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter(s) to permit prompt delivery to each purchaser.

          (c) For purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (d) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, in the State of Texas, on March 23, 2000.

                                            SIERRA WELL SERVICES, INC.

                                            By:    /s/ RONALD T. MCCLUNG
                                              ----------------------------------
                                            Name: Ronald T. McClung
                                            Title: Chief Financial Officer

                               POWER OF ATTORNEY

     Each person whose signature appears below appoints Kenneth V. Huseman and Ron T. McClung, and each of them, any of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED BELOW.

                      SIGNATURE                                                              DATE
                      ---------                                                              ----

                /s/ H.H. WOMMACK, III                      Chairman and Director        March 23, 2000
-----------------------------------------------------
                  H.H. Wommack, III

               /s/ KENNETH V. HUSEMAN                    President, Chief Executive     March 23, 2000
-----------------------------------------------------    Officer and Vice Chairman
                 Kenneth V. Huseman

                /s/ RONALD T. MCCLUNG                     Chief Financial Officer       March 23, 2000
-----------------------------------------------------
                  Ronald T. McClung

              /s/ WILLIAM M. KERR, JR.                            Director              March 23, 2000
-----------------------------------------------------
                William M. Kerr, Jr.

                                                                  Director              March 23, 2000
-----------------------------------------------------
                   Paul L. Morris

                /s/ WILLIAM J. MYERS                              Director              March 23, 2000
-----------------------------------------------------
                  William J. Myers

                      SIGNATURE                                                              DATE
                      ---------                                                              ----

                  /s/ STEVE PERSON                                Director              March 23, 2000
-----------------------------------------------------
                    Steve Person

                /s/ CLIFFORD STROZIER                             Director              March 23, 2000
-----------------------------------------------------
                  Clifford Strozier

                                 EXHIBIT INDEX

     EXHIBIT NUMBER                              DESCRIPTION
     --------------                              -----------
          1.1*           -- Form of Underwriting Agreement
          3.1*           -- Form of Amended and Restated Certificate of Incorporation
          3.2*           -- Form of Restated Bylaws
          3.3            -- Certificate of Designations of Series A Cumulative
                            Preferred Stock
          3.4            -- Certificate of Designations of Series B Convertible
                            Preferred Stock
          3.5            -- Certificate of Designations of Series C Convertible
                            Preferred Stock
          3.6*           -- Form of Certificate of Designations for Series One Junior
                            Participating Preferred Stock
          5.1*           -- Opinion of Andrews & Kurth L.L.P.
         10.1*           -- Form of Indemnification Agreement
         10.2            -- 2000 Stock Plan
         10.3            -- Employment Agreement dated as of March 16, 1999 with
                            Kenneth V. Huseman
         10.4            -- First Amendment to Employment Agreement dated as of March
                            21, 1999 with Kenneth V. Huseman
         10.5*           -- Employment Agreement with Dub W. Harrison
         10.6*           -- Employment Agreement with Charles W. Swift
         10.7*           -- Employment Agreement with Ronald T. McClung
         10.8            -- Securities Purchase Agreement dated as of March 31, 1999 with JEDI II
         10.9            -- Registration Rights Agreement dated as of March 31, 1999 with JEDI II
         10.10           -- Stockholders' Agreement dated as of March 31, 1999 with
                            JEDI II and other stockholders named therein
         10.11           -- Stockholders' Agreement dated as of March 21, 2000 with
                            JEDI II and other stockholders named therein
         10.12           -- Subordinated Loan Agreement dated as of March 31, 1999
                            with JEDI II
         10.13           -- $25,000,000 Subordinated Note dated as of March 31, 1999 to JEDI II
         10.14           -- Senior Loan Agreement dated as of March 31, 1999 with
                            JEDI II as Senior Agent and the Senior Lender
         10.15           -- $24,408,000 Senior Note dated as of March 31, 1999 to
                            JEDI II
         10.16*          -- Form of Preferred Share Purchase Plan
         10.17           -- Stock Purchase Agreement dated as of March 1, 2000, as
                            amended, with Turn Around Trucking and other sellers
                            named therein
         10.18           -- Asset Purchase Agreement dated as of February 10, 2000
                            with Trinity
         10.19           -- Acquisition Agreement dated as of March 14, 2000, as
                            amended, with Gold Star and other sellers named therein
         10.20           -- Stock Purchase Agreement dated as of February 29, 2000, as amended, with Eunice and the other sellers named
                            therein
         10.21           -- Stock Purchase Agreement dated as of December 29, 1999, as amended, with Harrison and the other sellers named
                            therein
         10.22           -- Stock Purchase Agreement dated as of February 8, 2000, as amended, with Sundown and the other sellers named therein
         10.23           -- First Amendment to Loan Agreement dated as of March 31,
                            2000
         21.1            -- Subsidiaries of Sierra

     EXHIBIT NUMBER                              DESCRIPTION
     --------------                              -----------
         23.1            -- Consent of KPMG LLP
         23.4*           -- Consent of Andrews & Kurth L.L.P. (Contained in Exhibit
                            5.1)
         24.1            -- Power of Attorney (included on signature page)
         27.1            -- Financial Data Schedule

---------------

* To be filed by amendment.